Exhibit 99

REVIEW REPORT OF THE INDEPENDENT AUDITOR (A free translation from the original in Spanish) Santiago, April 25, 2023 To the Shareholders and Directors of Banco Itaú Chile Results of the review of the interim consolidated financial information We have reviewed the accompanying interim consolidated financial statements of Banco Itaú Chile and its subsidiaries, which comprise the interim consolidated statement of financial position as of March 31, 2023, and the corresponding interim consolidated statements of income and of other comprehensive income for the three-month periods ended March 31, 2023 and 2022 and the corresponding interim consolidated statements of cash flows and changes in equity for the three-month periods then ended, and the corresponding notes to the interim consolidated financial statements (jointly referred to as interim consolidated financial information). Based on our reviews, we are not aware of any significant changes that should be made to the interim consolidated financial information for it to be in accordance with accounting standards and instructions issued by the Financial Market Commission. Basis for the results of the review We conducted our review in accordance with the generally accepted auditing standards in Chile applicable to reviews of interim financial information. A review of the information Intermediate financial management consists mainly of applying analytical procedures and making inquiries of the persons responsible for accounting and financial matters. A review of interim financial information is substantially smaller in scope than an audit performed in accordance with generally accepted auditing standards in Chile, whose objective is the expression of an opinion on the interim financial information as a whole. Therefore, we do not express such an opinion. Pursuant to the relevant ethical requirements for our review, we are required to be independent of Banco Itaú Chile and its subsidiaries and to comply with other ethical responsibilities in accordance with such requirements. We believe that the results of the review procedures provide us with a reasonable basis for our conclusion. Management’s responsibility for the interim consolidated financial information Management of Banco Itaú Chile is responsible for the preparation and fair presentation of the interim consolidated financial information in accordance with accounting standards and instructions issued by the Financial Market Commission. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim consolidated financial information that is free from material misstatement, whether due to fraud or error.

Santiago, April 25, 2023 Banco Itaú Chile 2 Other matters – Statement of financial position as of December 31, 2022 On February 22, 2023, we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2022 and 2021 of Banco Itaú Chile and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2022 set forth in the accompanying interim consolidated financial statements, and the notes thereto. Claudio Gerdtzen S. RUT:12.264.594-0

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 1 Page 2 3 4 5 7 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Financial Statements Content Interim Consolidated Statements of Financial Position Interim Consolidated Statements of Income for the period Interim Consolidated Statements of Other Comprehensive Income for the period Interim Consolidated Statements of Changes in Equity for the period Interim Consolidated Statements of Cash Flows for the period Notes to the Interim Consolidated Financial Statements 8 $ = Amounts expressed in Chilean pesos MCh$ = Amounts expressed in millions of Chilean pesos US$ = Amounts expressed in US dollars MUS$ = Amounts expressed in thousands of US dollars MMUS$ = Amounts expressed in millions of US dollars COP$ = Amounts expressed in Colombian pesos MMCOP$ = Amounts expressed in millions of Colombian pesos UF = Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

BANCO ITAÚ CHILE AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos – MCh$)

	Notes	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
ASSETS			
Cash and deposits in banks	7	2,043,848	3,043,243
Cash items in process of collection	7	1,070,135	494,994
Financial assets for trading at fair value through profit or loss	8	4,028,431	4,035,944
Financial derivative contracts	8	3,334,142	3,617,792
Financial debt instruments	8	533,008	370,554
Other	8	161,281	47,598
Financial assets not held for trading valued mandatorily at fair value through profit or loss	9	48,994	53,206
Financial assets designated at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income	11	4,701,197	3,575,931
Financial debt instruments	11	4,694,807	3,571,438
Other	11	6,390	4,493
Derivative financial instruments held for hedge accounting	12	117,992	138,548
Financial assets at amortized cost	13	27,070,444	27,293,682
Investments under resale agreements	13	114,148	162,774
Financial debt instruments	13	1,153,711	1,181,484
Interbank loans at amortized cost	13	23,709	45,636
Loans and accounts receivable from customers - Commercial	13	15,838,387	16,005,715
Loans and accounts receivable from customers - Housing	13	7,045,705	6,993,091
Loans and accounts receivable from customers - Consumer	13	2,894,784	2,904,982
Investments in associates	14	22,580	22,374
intangibles	15	689,001	693,790
Fixed assets	16	37,476	40,057
Right of use asset under lease agreements	17	106,685	109,678
Current taxes	18	94,707	88,353
Deferred taxes	18	327,758	269,107
Other assets	19	491,746	629,683
Non-current assets and groups held for sale	20	16,787	15,709
TOTAL ASSETS		**40,867,781**	**40,504,299**
LIABILITIES			
Cash in process of being cleared	7	1,142,625	456,957
Financial liabilities for trading at fair value through profit or loss	21	3,131,116	3,426,141
Financial derivative contracts	21	3,131,116	3,426,141
Other	21	—	—
Financial liabilities at fair value through profit or loss	10	—	—
Financial derivative contracts and accounting hedges	12	112,434	218,733
Financial liabilities at amortized cost	22	30,509,007	30,244,789
Deposits and other demand liabilities	22	5,344,003	5,555,185
Time deposits and other time liabilities	22	12,815,920	12,703,653
Obligations under repurchase agreements	22	434,345	354,088
Interbank borrowings	22	4,734,426	4,728,323
Debt instruments issued	22	6,882,370	6,547,807
Other financial liabilities	22	297,943	355,733
Lease contracts liabilities	17	90,526	94,575
Financial instruments of regulatory capital issued	23	1,235,501	1,263,169
Provisions for contingencies	24	108,626	138,547
Provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments	25	152,558	130,123
Special provisions for credit risk	26	221,065	227,071
Current taxes	18	504	77
Deferred taxes	18	—	—
Other liabilities	27	799,426	981,358
Liabilities directly associated with non-current assets held for sale	20	—	—
TOTAL LIABILITIES		**37,503,388**	**37,181,540**
EQUITY			
Capital	28	2,687,951	2,687,951
Reserves	28	236,039	236,039
Other accumulated comprehensive income	28	(112,640)	(101,966)
Items not reclassified in income or loss	28	1,116	1,100
Items that can be reclassified in income or loss	28	(113,756)	(103,066)
Retained earnings from prior years	28	628,208	194,464
Net income (loss) for the year	28	74,783	433,744
Less: Provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments	28	(152,558)	(130,123)
Of owners of the Bank:		3,361,783	3,320,109
Of non-controlling interest	28	2,610	2,650
TOTAL EQUITY		**3,364,393**	**3,322,759**
TOTAL LIABILITIES AND EQUITY		**40,867,781**	**40,504,299**

The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

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BANCO ITAÚ CHILE AND SUBSIDIARIES

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos – MCh$)

	Notes	For the three months periods ended as of March 31, 2023 MCh$	2022 MM$
Interest income	30	684,204	367,317
Interest expense	30	(436,409)	(169,097)
Net interest income	30	**247,795**	**198,220**
Income from readjustments	31	120,530	199,309
Expenses from readjustments	31	(109,788)	(151,102)
Net income from readjustments	31	**10,742**	**48,207**
Commission income	32	66,810	61,924
Commission expense	32	(21,230)	(20,192)
Net fee and commission income	32	**45,580**	**41,732**
Financial income (loss) from:	33		
Financial assets and liabilities for trading	33	(60,926)	17,858
Financial assets not held for trading valued mandatorily at fair value through profit or loss	33	(143)	—
Financial assets and liabilities at fair value through profit or loss	33	—	—
Profit or loss on disposal of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	2,083	(2,730)
Changes, readjustments and accounting hedge of foreign currencies	33	27,144	(35,949)
Reclassifications of financial assets due to change of business model	33	—	—
Other financial income (loss)	33	380	1,012
Financial income (loss), net		**(31,462)**	**(19,809)**
Income (loss) from investments in companies	34	1,737	1,762
Income (loss) from non-current assets and disposal groups held for sale not qualifying as discontinued operations	35	35	(1,270)
Other operating income	36	3,167	8,745
TOTAL OPERATING INCOME		**277,594**	**277,587**
Personnel salaries and expenses	37	(78,911)	(73,493)
Administrative expenses	38	(65,540)	(65,899)
Depreciation and amortization	39	(24,966)	(22,709)
Impairment	40	—	—
Other operating expenses	36	(2,549)	(8,608)
TOTAL OPERATING EXPENSES		**(171,966)**	**(170,709)**
OPERATING INCOME (LOSS) BEFORE CREDIT LOSSES		**105,628**	**106,878**
Expense on credit losses from:			
Provisions for credit risk due from banks and loans and accounts receivable from customers	41	(106,950)	(44,933)
Special provisions for credit risk	41	3,607	(7,559)
Recovery of written off loans	41	12,662	14,986
Impairment for credit risk on other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	220	21
Expense for credit losses		**(90,461)**	**(37,485)**
OPERATING INCOME (LOSS)		**15,167**	**69,393**
Result of continued operations before income taxes		**15,167**	**69,393**
Income tax	18	59,628	36,774
Result of continued operations after income taxes		**74,795**	**106,167**
Result of discontinued operations before income taxes			
Taxes on discontinued operations	18	—	—
Result of discontinued operations after income taxes	42	—	—
CONSOLIDATED INCOME FOR THE PERIOD	28	74,795	106,167
Attributable to:			
Equity holders of the Bank	28	74,783	106,146
Non-controlling interest	28	12	21
Earnings per share of the equity holders of the Bank:			
Basic earnings	28	0.077	0.109
Diluted earnings	28	0.077	0.109

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

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Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 4 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Other Comprehensive Income for the period (In millions of Chilean pesos – MCh$) For the three months periods ended Notes as of March 31, 2023 2022 (1) MCh$ MCh$ CONSOLIDATED INCOME FOR THE YEAR 74,795 106,167 Other comprehensive income (loss) for the YEAR: Items not reclassified in income or loss Actuarial results for net defined benefit plans and actuarial results from other employee benefit plans 28 86 (430) Changes in fair value of equity instruments designated at fair value through other comprehensive income 28 (21) 171 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability 28 — — Other 28 — — Other comprehensive income that will not be reclassified to income before income taxes 65 (259) Income taxes related to changes in fair value of equity instruments designated at fair value through other comprehensive income 18 (17) (29) Income taxes related to defined benefits obligations 18 (33) — TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES 15 (288) Items that can be reclassified in income or loss Changes in fair value of financial assets at fair value through other comprehensive income 28 18,870 589 Exchange differences 28 (27,640) (12,846) Hedge of net investment in foreign operations 28 18,769 (15,750) Cash flows hedge 28 (18,967) (12,390) Ownership in other comprehensive income of entities recorded using the equity method 28 — — Non-current assets and groups held for sale 28 — — Other comprehensive income that can be reclassified to income before income taxes (8,968) (40,397) Income tax over comprehensive income that can be reclassified to income or loss 18 (1,773) 8,408 TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES (10,741) (31,989) OTHER TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 28 (10,726) (32,277) CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 64,069 73,890 Attributable to: Equity holders of the Bank 28 64,109 73,820 Non-controlling interest 28 (40) 70 The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

BANCO ITAÚ CHILE AND SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity for the period

(In millions of Chilean pesos – MCh$)

	Equity attributable to the owners									
	Capital					Retained earnings				
	Number of shares MCh$	Paid-in capital (1) MCh$	Reserves MCh$	Other accumulated comprehensive income MCh$	Non-distributed profits from prior years MCh$	Revenues (loss) for the year MCh$	Provision for minimum dividends MCh$	Equity attributable to the owners MCh$	Non-controlling interest MCh$	Total equity MCh$
Balances at December 31, 2021	**973,518**	**2,688,131**	**473,520**	**1,869**	**—**	**279,765**	**(83,342)**	**3,359,943**	**74,685**	**3,434,628**
Transfer of income (loss) from prior year	—	—	1,959	—	277,806	(279,765)	—	—	15	**15**
Opening balances as of January 1, 2022	**973,518**	**2,688,131**	**475,479**	**1,869**	**277,806**	**—**	**(83,342)**	**3,359,943**	**74,700**	**3,434,643**
Dividend distribution	—	—	—	—	(83,342)	—	83,342	—	—	**—**
Expense due to capital increase	—	(180)	—	—	—	—	—	(180)	—	**(180)**
Increase of ownership in Colombia	—	—	(225,548)	(39,447)	—	—	—	(264,995)	(71,703)	**(336,698)**
Provision for mandatory dividends	—	—	—	—	—	—	(31,844)	(31,844)	—	**(31,844)**
Other equity movements	—	—	108	—	—	—	—	108	—	**108**
Subtotal Transactions with the owners in the period	**—**	**(180)**	**(225,440)**	**(39,447)**	**(83,342)**	**—**	**51,498**	**(296,911)**	**(71,703)**	**(368,614)**
Income (loss) for the period	—	—	—	—	—	106,146	—	106,146	21	**106,167**
Other comprehensive income for the period	—	—	—	(32,326)	—	—	—	(32,326)	49	**(32,277)**
Subtotal Comprehensive income for the period	**—**	**—**	**—**	**(32,326)**	**—**	**106,146**	**—**	**73,820**	**70**	**73,890**
Closing balances as of March 31, 2022	**973,518**	**2,687,951**	**250,039**	**(69,904)**	**194,464**	**106,146**	**(31,844)**	**3,136,852**	**3,067**	**3,139,919**
Closing balances as of December 31, 2022	**973,518**	**2,687,951**	**236,039**	**(101,966)**	**194,464**	**433,744**	**(130,123)**	**3,320,109**	**2,650**	**3,322,759**
Transfer of income (loss) from prior period	—	—	**—**	**—**	**433,744**	**(433,744)**	**—**	**—**	**—**	**—**
Opening balances as of January 1, 2023	**973,518**	**2,687,951**	**236,039**	**(101,966)**	**628,208**	**—**	**(130,123)**	**3,320,109**	**2,650**	**3,322,759**
Provision for minimum dividends	—	—	—	—	—	—	(22,435)	(22,435)	—	**(22,435)**
Subtotal Transactions with the owners in the period	**—**	**—**	**—**	**—**	**—**	**—**	**(22,435)**	**(22,435)**	**—**	**(22,435)**
Income (loss) for the period	—	—	—	—	—	74,783	—	74,783	12	**74,795**
Other comprehensive income for the period	—	—	—	(10,674)	—	—	—	(10,674)	(52)	**(10,726)**
Subtotal Comprehensive income for the period	**—**	**—**	**—**	**(10,674)**	**—**	**74,783**	**—**	**64,109**	**(40)**	**64,069**
Closing balances as of March 31, 2023	**973,518**	**2,687,951**	**236,039**	**(112,640)**	**628,208**	**74,783**	**(152,558)**	**3,361,783**	**2,610**	**3,364,393**

The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

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Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 6 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Cash Flows for the period (In millions of Chilean pesos – MCh$) For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ CASH FLOW FROM OPERATING ACTIVITIES: Income for the period before income tax 15,167 69,393 Charges (credits) to income that do not represent cash (213,535) (250,104) Depreciation and amortization 24,966 22,709 Provisions for loans, accounts receivable and others 103,123 52,515 Loss (gain) from assets received in lieu of payment 1,569 1,763 Impairment — — Provisions for contingencies 16,046 1,903 Fair value adjustment for trading instruments 70,190 (45,630) Net interest income (258,537) (246,427) Fee and commission income (66,810) (61,924) Fee and commission expense 21,230 20,192 Net foreign exchange loss (gain) (27,144) 35,949 Loss (gain) on goods received in lieu of payment 739 1,016 Other charges and (credits) that do not represent cash movements (98,907) (32,170) Changes due to increase/decrease in assets and liabilities affecting EBITDA (1,308,240) 94,668 Decrease (increase) in financial assets and liabilities held for trading at fair value through profit or loss (97,118) (4,830) Decrease (increase) in financial assets and liabilities at fair value through other comprehensive income (1,657,215) (313,536) Decrease (increase) in securities lending and borrowing agreements 133,987 65,580 Decrease (increase) in debt financial instruments 27,773 (611) Decrease (increase) in Interbank loans and loans and borrowings 146,840 (78,922) Increase (decrease) in Financial liabilities at amortized cost (76,448) 345,684 Decrease (increase) in deferred tax assets and liabilities (58,651) (43,623) Decrease (increase) in other assets and liabilities 45,073 156,709 Loans obtained 315,418 438,415 Payments of loans obtained (380,363) (668,218) Interest paid (419,032) (361,198) Earned interests 719,044 548,826 Net commissions 31,530 42,037 Tax payments (40,224) (32,232) Sale of goods received in payment or foreclosed 1,146 587 Total net cash flows provided by (used in) operating activities (1,506,608) (86,043) CASH FLOWS PROVIDED BY INVESTING ACTIVITIES: Acquisition of investments in companies — (329,760) Disposal of investments in companies — — Dividends received from investments in companies 1,411 1,762 Acquisitions of fixed assets (870) (2,282) Disposals of fixed assets 4,647 679 Acquisition of intangible assets (11,287) (7,711) Disposals of intangible assets — — Total net cash flows provided by (used in) investing activities (6,099) (337,312) CASH FLOWS FROM FINANCING ACTIVITIES: Attributable to owners‘ interest Issuance of letters of credit — — Rescue and payment of interests / capital of letters of credit (1,409) (35) Issue of tender bonds 206,956 206,230 Rescue and payment of interests / capital of tender bonds (67,348) (14,697) Mortgage bond issue — — Rescue and payment of interests / capital of mortgage bonds — — Payment of interests / capital of obligations from lease contracts (6,847) (6,875) Subordinated bonds issue — — Payment of interests and capital of subordinated bonds (40,173) (22,417) Rescue and payment of bond issuance without fixed maturity term — — Issue of preferred hsares — — Rescue of /preferred shares and payment of preferred shares — — Increase of paid-in capital due to issue of common shares — (47,811) Payment of dividends from common shares — — Attributable to non-controlling interests — — Payment of dividends and/or withdrawals of paid-in capital performed regarding the subsidiaries corresponding to the non-controlling interests — (272) Total net cash flows provided by (used in) financing activities 91,179 114,123 VARIATION OF CASH AND CASH EQUIVALENT DURING THE PERIOD (1.421.528) (309.232) EFFECT OF VARIATIONS OF THE EXCHANGE RATES (108,092) (132,550) INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 5,171,338 5,374,220 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 3,641,718 4,932,438

BANCO ITAÚ CHILE AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos – MCh$)

Ítem	Balances as of January 1 2023	Cash flows		Changes other than cash					Balance as of 31 of March 2023
		Received	Paid	Changes other than cash	Acquisition	Interests and readjustments	Movement of currency	Fair Value Changes	
	Mh$	Mh$	Mh$	Mh$	Mh$	Mh$	Mh$	Mh$	Mh$
Debt instrument issued									
Finance lines of the Central Bank of Chile	3,007,284	—	—	—	—	—	(43)	—	**3,007,241**
Contractual obligations	94,575	—	(6,847)	1,288	1,152	1,200	(841)	—	**90,527**
Letters of credit	18,940	—	(1,409)	—	—	—	—	—	**17,531**
Tender bonds	6,528,867	206,956	(67,348)	—		207,894	(11,530)	—	**6,864,839**
Subordinated bonds	1,263,169	—	(40,173)	—	—	22,493	(9,988)	—	**1,235,501**
Total	**10,912,835**	**206,956**	**(115,777)**	**1,288**	**1,152**	**231,587**	**(22,402)**	**—**	**11,215,639**
Dividends paid	(83,323)	—	—	—	—	—	—	—	**(83,323)**
Dividends received INC	(9)	—	—	—	—	—	—	—	**(9)**
Capital Increase	—	—	—	—	—	—	—	—	**—**
Subtotal of cash from financing activities	**10,829,503**	**206,956**	**(115,777)**	**1,288**	**1,152**	**231,587**	**(22,402)**	**—**	**11,132,307**
Total cash flow provided by financing activities (net)		**91,179**							

The accompanying explanatory notes are an integral part of these Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 7

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 8 BANCO ITAÚ CHILE AND SUBSIDIARIES Notes to the Interim Consolidated Financial Statements Page Note 1 BACKGROUND OF THE INSTITUTION 9 Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 10 Note 3 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED 57 Note 4 ACCOUNTING CHANGES 62 Note 5 SIGNIFICANT EVENTS 63 Note 6 REPORTING SEGMENTS 65 Note 7 CASH AND CASH EQUIVALENTS 70 Note 8 FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 71 Note 9 FINANCIAL ASSETS NOT HELD FOR TRADING MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS 73 Note 10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE TRHOUGH PROFIT OR LOSS 74 Note 11 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 75 Note 12 DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGE ACCOUNTING 79 Note 13 FINANCIAL ASSETS AT AMORTIZED COST 87 Note 14 INVESTMENTS IN COMPANIES 105 Note 15 INTANGIBLE ASSETS 108 Note 16 FIXED ASSETS 111 Note 17 ASSETS FOR RIGHT OF USE AND LEASE CONTRACTS LIABILITIES 113 Note 18 TAXES 116 Note 19 OTHER ASSETS 122 Note 20 NON-CURRENT ASSETS AND DISPOSABLE FOR SALE GROUP AND LIABILITIES INCLUDED IN DISPOSABLE FOR SALE GROUPS 123 Note 21 FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 124 Note 22 FINANCIAL LIABILITIES AT AMORTIZED COST 125 Note 23 REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 131 Note 24 PROVISIONS FOR CONTINGENCIES 133 Note 25 PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REPRICING OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 139 Note 26 OTHER PROVISIONS FOR CREDIT RISK 140 Note 27 OTHER LIABILITIES 144 Note 28 EQUITY 145 Note 29 CONTINGENCIES AND COMMITMENTS 152 Note 30 INTEREST INCOME AND EXPENSE 158 Note 31 INDEXATION INCOME AND EXPENSE 160 Note 32 INTEREST INCOME AND EXPENSE 162 Note 33 NET FINANCIAL RESULT 166 Note 34 RESULT FROM INVESTMENT IN COMPANIES 167 Note 35 RESULTS OF NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT ADMISSIBLE AS DISCONTINUED OPERATIONS 168 Note 36 OTHER OPERATING INCOME AND EXPENSES 169 Note 37 EXPENSES FOR EMPLOYEE BENEFIT OBLIGATIONS 170 Note 38 ADMINISTRATIVE EXPENSES 171 Note 39 DEPRECIATION AND AMORTIZATION 172 Note 40 IMPAIRMENT OF NON-FINANCIAL ASSETS 173 Note 41 CREDIT LOSS EXPENSE 174 Note 42 INCOME FROM DISCONTINUED OPERATIONS 176 Note 43 RELATED PARTY DISCLOSURES 177 Note 44 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 182 Note 45 MATURITY ACCORDING TO REMAINING TERMS OF FINANCIAL ASSETS AND LIABILITIES 197 Note 46 FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 199 Note 47 MANAGEMENT AND RISK REPORT 201 Note 48 INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 223 Note 49 SUBSEQUENT EVENTS 228

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 9 Note 1 - Background of the Institution General Information – Background of Banco Itaú Chile and subsidiaries Banco Itaú Chile (ex Itaú Corpbanca) 1 (hereinafter “Itaú Chile” or “the Bank) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Financial Market Commission (hereinafter, “FMC”). As of June 1, 2019, the FMC took over the functions of the Superintendency of Banks and Financial Institutions (“SBIF”) in accordance with Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which set a new consolidated, systematized and agreed wording for the General Banking Law. The entity is the consequence of the merger of Banco Itaú Chile and Corpbanca, which took place on April 1, 2016, with the latter being the legal successor2 .. The Bank is controlled by Itaú Unibanco, which holds a 65.62% ownership. The remaining 34.38% is owned by minority shareholders3. Banco Itaú Chile is headquartered in Chile and has operations in Colombia and Panama, In addition, Banco Itaú Chile has a branch in New York and a representative office in Lima⁴. The Bank has total consolidated assets for MCh$40,867,781 (MUS$51,541) and its consolidated equity for MCh$3,364,393 (MUS$4,243), Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services. The legal address of Banco Itaú Chile is Av, Presidente Riesco 5537, Las Condes, Santiago, Chile, and its web site is www.itau.cl. The Interim Consolidated Financial Statements as of March 31, 2023, were approved by the Board of Directors on April 25, 2023. 1 See Note 49 “Subsequent Events” 2 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor. 3 The percentage of minority interest has been rounded for presentation in this report. This percentage has been calculated on the basis of the total not rounded number of shares. ⁴ None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 10 Note 2 - Summary of Significant Accounting Policies a) Accounting Year The Interim Consolidated Financial Statements are as of March 31, 2023 and December 31, 2022 and cover the three months periods ended as of March 31, 2023 and 2022. b) Basis of preparation of the Consolidated Financial Statements These Interim Consolidated Financial Statements have been prepared in accordance with the Banking Compendium of Accounting Standards (onwards “BCAS”) issued by the CMF, and in force since January 1, 2022, Banks must use the accounting criteria set forth in the BCAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If there are discrepancies between IFRS and the accounting criteria set forth in the BCAS, the latter will prevail. Likewise, these Interim Consolidated Financial Statements in connection with the application of IAS 34 "Interim Financial Reporting", are prepared mainly with the intention of updating the content of the last Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances that occurred during the three and nine-month periods ended September 30, subsequent to year-end, and not duplicating the information previously published in the last Consolidated Financial Statements. These Interim Consolidated Financial Statements, by express provisions in Chapter C2, must include all the notes that apply to the annual financial statements in accordance with Chapter C1, plus additional requirements related to the disclosures of components of the Interim Consolidated Statements of Income for the period. Notwithstanding the foregoing, for a correct understanding of the information included in these Interim Consolidated Financial Statements, they should be read together with the annual Consolidated Financial Statements for the immediately preceding annual period (information available at www.itau.cl). The notes to these Interim Consolidated Financial Statements contain additional information to that presented in the Interim Consolidated Statements of Financial Position, the Interim Consolidated Statements of Income for the period, the Interim Consolidated Statements of Other Comprehensive Income for the period, the Interim Consolidated Statements of Changes in Equity for the period and the Interim Consolidated Statements of Cash Flows for the period. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Interim Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner. c) Consolidation criteria The same accounting policies, presentation and calculation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the separate Financial Statements of Banco Itaú Chile and subsidiaries (hereinafter "Group" or the "Bank"), corresponding to the balances as of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established by the BCAS. Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 11 Note 2 - Summary of Significant Accounting Policies, continued Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 15%, 16%, 25% and 17% respectively, of total consolidated assets, liabilities, income, and operating results as of March 31, 2023 (15% and 17% as of December 31, 2022, of total assets and liabilities; and 18% and 20% as of March 31, 2022, respectively). (i) Controlled entities The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Bank controls an investee if and only if has all the following: 1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns; 2) Exposure, or rights, to variable returns from its involvement with the investee; 3) Ability to use its power over the investee to affect the amount of the Bank's returns. When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee. The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include: • The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders. • Potential voting rights held by the Bank, other voting holders or other parties. • Rights that arise from other contractual agreements. • Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings. The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above. The Interim Financial Statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Interim Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Ther Interim Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies, continued

The following table details the entities controlled by Banco Itaú Chile, therefore, they are part of the consolidation perimeter:

				Percentage of ownership					
			Functional	As of March 31, 2023			As of December 31, 2022		
	Market	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda. (1)	Domectic	Chile	$	99.987	0.013	100.000	99.987	0.013	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile	$	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras Ltda. (1)		Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Ltda. (1)		Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (1) (4)	Foreing	EE.UU	US$	100.000	—	100.000	100.000	—	100.000
Itaú Colombia S.A. (2)(6)(7)(8)		Colombia	COP$	94.990	4.472	99.462	94.990	4.472	99.462
Itaú Corredor de Seguros Colombia S.A. (2)		Colombia	COP$	94.987	5.000	99.987	94.987	5.000	99.987
Itaú Securities Services Colombia S.A. (2)		Colombia	COP$	5.499	93.992	99.491	5.499	93.992	99.491
Itaú Comisionista de Bolsa Colombia S.A. (2)		Colombia	COP$	2.219	97.253	99.472	2.219	97.253	99.472
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	99.443	99.443	—	99.443	99.443
Itaú (Panamá) S.A. (3)		Panama	US$	—	99.462	99.462	—	99.462	99.462
Itaú Holding Colombia S.A.S (5)(7)(9)		Colombia	COP$	100.000	—	100.000	100.000	—	100.000

(1) Company regulated by the Financial Market Comission (FMC) of Chile.
(2) Companies regulated by the Colombian Financial Superintendency (CFS), which has a supervision agreement with the FMC.
(3) Company regulated by the Superintendency of Banks of Panama.
(4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED).
(5) On February 1, 2022, Itaú Holding Colombia S.A. was created.
(6) On February 22, 2022, the Bank acquired 59,554,210 shares of Itaú Colombia S.A.
(7) On February 22, 2022, Itaú Holding Colombia S.A acquired 33,752,474 shares of Itaú Colombia S.A.
(8) On March 25, 2022, the Bank acquired 3,600 shares of Itaú Corredores de Seguro Colombia S.A.
(9) On March 25, 2022, Itaú Holding Colombia S.A. acquired 1,200 shares of Itaú Corredores de Seguro Colombia S.A.

(ii) Associated entities and/or business support

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 12

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies, continued

The following entities are considered "Associated entities", in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 "Investments in Companies and Joint Ventures".

Name of the Associates	Main Activity	Place of Operation	As of March 31, 2023 % interest	As of December, 31, 2022 % interest
Transbank S.A.	Credit and debit card services	Santiago, Chile	8.7188 %	8.7188 %
Combanc S.A	High-value payment clearing house	Santiago, Chile	9.8114 %	9.8114 %
Imerc OTC S.A	Administration of financial instrument clearing and settlement systems	Santiago, Chile	8.6602 %	8.6602 %

(iii) Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These equity instruments must be measured in compliance with IFRS 9, at their fair value; however, equity instruments that are neither held for trading and on which the equity method is not applied for investments in companies with significant influence ("associates" or "joint ventures") according to IAS 28, may be recorded after their initial recognition and irrevocably at fair value, with variations recognized in Interim Statements of Other Comprehensive Income instead of as "Non-trading financial assets mandatorily at fair value through profit or loss". Dividends received from these investments are recorded in "Income (loss) from investments in companies" in the Interim Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9.

(iv) Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note No.29 Contingencies and Commitments, letter d), related to Responsibilities recorded in off-balance-sheet accounts.

In accordance with IFRS 10 "Consolidated Financial Statements" for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

- Scope of its decision-making authority over the investee.
- Rights held by other parties.
- The remuneration to which it is entitled to in accordance with the remuneration agreements..
- Decision-maker's exposure to variability of returns from other interests that it holds in the investee.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 13

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 14 Note 2 - Summary of Significant Accounting Policies, continued The Bank does not control or consolidate any trusts or other entities related to this type of business. The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of March 31, 2023 and December 31, 2022 they act as Agents and, therefore, none of these investment vehicles is consolidated. d) Non-controlling interest Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income, and separately from equity in the Consolidated Other Comprehensive Income. Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners). The Bank attributes the result of the year and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance. e) Business combinations, Goodwill and Intangible Assets Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at its fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the share, under the equity method, of the identifiable net assets acquired. Acquisition costs incurred are expensed and included in administrative expenses. When Banco Itaú Chile and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree and identification of intangible assets. Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date. While intangible assets are initially recorded at the value assigned to the identifiable asset in the business combination. After initial recognition, both Goodwill and any identifiable or non-identifiable intangible assets are measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group's cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 15 Note 2 - Summary of Significant Accounting Policies, continued When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU. f) Common control transaction A common control transaction is a transfer of assets or an exchange of equity interests among entities under the same parent’s control. A common control transaction has no effect on the parent’s consolidated financial statements. Net assets are derecognized by the transferor and recognized by the transferee at their carrying amount. Any difference between the value of the item transferred or received and the carrying amount of the net assets is recognized in equity in the separate financial statements of the transferring and receiving entities and eliminated on consolidation. g) Functional and presentation currency The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency". The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the FMC, which are consistent with IAS 21 "Effects of the variations in the exchange rates of the foreign currency". All amounts in the InterimConsolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income and the Interim Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Banco Itaú Chile and subsidiaries operate qualify as a hyperinflationary economy. h) Foreign currency Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition. Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period. All differences arising from the settlement or conversion of monetary items are recognized in the results, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Iterim Consolidated Other Comprehensive Income. Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 16 Note 2 - Summary of Significant Accounting Policies, continued based on how the gains and losses arising from the change in fair value are recognized in Consolidated Other Comprehensive Income or in Consolidated Results, in accordance with IAS 21. The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos. The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following: • Assets and liabilities, by using exchange rates as of the date of the Interim Consolidated Financial Statements. • Income and expenses and cash flows, by using the exchange rates as of the date of each transaction. Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until the meet the derecognition criteria for the Interim Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss. The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank. Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $792.92 per US$1 (US dollar) as of March 31, 2023 ($854.31 as of December 31, 2022) and the exchange rate of $0.1713 per COP$1 (Colombian peso) as of March 31, 2023 ($0.1761 as of December 31, 2022). The Iterim Financial Statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy. i) Use of estimates and judgments The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates. Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future year affected.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 17 Note 2 - Summary of Significant Accounting Policies, continued In certain cases, FMC rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques. The Bank has established allowances to cover possible credit losses in accordance with the BCAS criteria. These criteria require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the InterimConsolidated Statement of Income for the period. Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, in accordance with BCAS, as stated in chapter B-2 "Impaired loans and charge-offs". Chargeoffs are recorded as a reduction of the allowance for loan losses. In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following: • Allowances for loan losses (Notes 13 and 41). • Current taxes and deferred taxes (Note 18). • Provision for contingencies (Note 24). • Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments (Note 25). • Special provisions for loan loss risk (Note 26). • Contingencies and commitments (Note 29). • Fair value of financial assets and liabilities (Note 44). • Impairment losses on certain assets, including Goodwill (Notes 13, 15, 16, 17, 40 and 41). During the three months periods ended as of March 31, 2023, there have been no significant changes in estimates (see Notes 40 and 41).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 18 Note 2 - Summary of Significant Accounting Policies, continued j) Operating segments The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables Interim Consolidated Financial Statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to: • Better understand the Bank’s performance. • Better evaluate its future cash flow projections. • Form better opinions regarding the Bank as a whole. To comply with IFRS 8, Banco Itaú Chile identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements: (i) The nature of the products and services; (ii) The nature of the processes; (iii) The type or class of customer for their products and services; (iv) The methods used to distribute their products or provide their services; and (v) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 6 Reporting Segments. k) Operations with Repurchase and Resale Agreements Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets under "Rights under resale agreements and securities lending agreements", and are accounted for at amortized cost using the effective interest rate of the agreement. There are also sales transactions with a repurchase agreement as a form of financing. In this regard, investments that are sold under a repurchase obligation and that serve as collateral for the loan, are part of the investment items "Financial assets held for trading at fair value through profit or loss", "Financial assets at fair value through other comprehensive income" or "Financial assets at amortized cost". The obligation to repurchase the investment is classified in Liabilities under "Obligations under repurchase agreements and securities lending transactions" and recognized in financial liabilities at amortized cost, recognizing accrued interest and indexation at the closing date or “Financial assets at amortized cost”. The obligation to repurchase the investment is classified as a liability under "Repurchase agreements and securities loans" and recorded in financial liabilities at amortized cost, recognizing accrued interest and inflation-indexation at the closing date.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 19 Note 2 - Summary of Significant Accounting Policies, continued The Bank applies IFRS 9 for determining the impairment of its financial assets carried at amortized cost, except for assets classified under the BCAS as "Due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the BCAS. See Note 13 "Financial assets at amortized cost" and Note 41 "Credit loss expenses". l) Classifications of Financial Instruments I. Classification of Financial Instruments (i) Classification of Financial Assets IFRS 9 contains the following categories for the classification of financial assets: • Measured at amortized cost, • Measured at fair value through other comprehensive income and • Measured at fair value through profit or loss • And those that by management's decision are irrevocably measured at fair value through other comprehensive income. The classification of financial instruments into an amortized cost or fair value category depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly referred to as the "Solely Payments of Principal and Interest" approach (hereinafter "SPPI"). The business model valuation should reflect how the Bank manages groups of financial assets and is not dependent on the intent for an individual instrument.Therefore, in each Interim Consolidated Financial Statement there are different business models for managing assets. In determining the business model, the following are taken into account: • How the performance of the business model (and the assets that are part of the business model) is evaluated and reported to the entity's key personnel. • The risks and the way in which risks that affect the performance of the business model are managed. • How business model managers are remunerated.The frequency, amount and timing of sales in prior periods, the reasons for such sales and expectations regarding future sales. With regard to the assessment of contractual cash flows, it determines whether the cash flows of the financial asset meet the SPPI criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial asset at initial recognition, and interest is the consideration for the time value of money, the credit riskassociated with the principal outstanding and may also include liquidity risk, administrative cost and profit margin. For the classification, the Bank performs the SPPI test, which evaluates the contractual term to identify whether it meets the SPPI criteria, and whether the contract is a basic loan agreement. The Bank applies its judgment and considers relevant factors such as the currency in which the financial asset is denominated and the year for which the interest rate is set.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 20 Note 2 - Summary of Significant Accounting Policies, continued The Bank's business model represents how financial assets are managed to generate cash flows and does not depend on management's intent with respect to an individual instrument, but relates to a higher aggregate portfolio level, and is based on observable factors such as: risks affecting business model performance; how business managers are compensated; and how business model performance is evaluated and reported to management. In addition, the Bank's business model is not evaluated on an instrument-by-instrument basis, but at a higher aggregate portfolio level, and is based on observable factors such as: the performance of financial assets, the risk affecting performance, and the frequency, value and timing of sales, among others. In accordance with IFRS 9, the business models are: • Business model held for collection: financial assets that are held under a business model whose objective is to collect principal and interest flows over the life of the instrument and on which there are no significant unjustified sales and fair value is not a key element in the management of these assets and the contractual conditions give rise to cash flows on specific dates, which are only payments of principal and interest on the principal amount outstanding. In this sense, sales other than those related to an increase in credit risk, to manage credit concentration risk, or unforeseen financing needs (liquidity stress scenarios) are considered unjustified, and are not incompatible with a business model whose objective is to hold financial assets to collect the contractual cash flows. • Held to collect and sell: financial assets under this business model whose objective is achieved through the collection of principal and interest flows and the sale of such assets, with fair value being a key element in the management of these assets. This model involves a higher frequency and value of sales than the model. • Another business model: includes financial assets with the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values. Financial assets will only be reclassified when there is a change in the business model. In this case, all financial assets in that business model are reclassified. The change in the business model objective must be prior to the reclassification date. (ii) Classification of financial liabilities Financial liabilities are classified in the following categories: • Financial liabilities at amortized cost; • Financial liabilities held for trading (including derivatives): these are instruments that are recorded in this category when the Bank's objective is to generate profits through the realization of purchases and sales with these instruments; • Financial liabilities designated at fair value through profit or loss on initial recognition (fair value option).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 21 Note 2 - Summary of Significant Accounting Policies, continued The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in valuation or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, on a fair value basis in line with a risk management or investment strategy. (iii) Embedded derivatives in hybrid financial instruments Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”. (iv) Reclassifications Reclassification of financial assets is required if, and only if, the objective of the Bank's business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassifications in these Interim Consolidated Financial Statements. II. Measurement of financial instruments (i) Initial measurement On initial recognition, financial assets and liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments that are not measured at fair value through profit or loss, transaction costs of financial assets and financial liabilities recorded at fair value are recorded in profit or loss. (ii) Subsequent measurement - Financial assets After initial recognition, the Bank will measure a financial asset at: (a) Amortized cost Financial assets that are held in a business model to collect contractual cash flows and contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at amortized cost. The effective rate method is used in the calculation of the amortized cost of a financial asset or financial liability and in the allocation and recognition of interest income or interest expense in profit or loss for the relevant year. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or collection through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or the amortized cost of a financial liability. The net impairment losses of the assets recorded in these items occurring in each year are determined in accordance with IFRS 9, except for assets classified under the BCAS as "due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the BCAS. For purposes of recording the impairment loss, this is

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 22 Note 2 - Summary of Significant Accounting Policies, continued recorded under the caption "Provisions for credit risk due from banks and loans and accounts receivable from customers" and "Impairment for credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" in the Interim Consolidated Statements of Income. See note 41 "Credit loss expense". (b) Fair value through other comprehensive income (FVTOCI) Financial assets that are debt instruments held in a business model that is achieved through the collection of contractual cash flows and sale, and that contain contractual terms that result on specified dates in cash flows that are SPPI, are measured at FVTOCI. They are subsequently remeasured at fair value and changes in fair value (except for those related to impairment, interest income and foreign exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. At the time of disposal, gains and losses accumulated in other comprehensive income are recognized in the statement of income. On the other hand, the net impairment losses on financial assets at fair value through other comprehensive income occurring during the period are recorded under the item "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” in the Interim Consolidated Statements of Income. (See Note 41). Interest income on these instruments is recorded in the consolidated income and loss account for that year. Exchange differences are recorded in "Changes, indexation and accounting hedge of foreign currencies" in the Interim Consolidated Statements of Income. (c) Fair value through profit or loss (FVTPL) The caption "Financial assets held for trading at fair value through profit or loss" includes financial assets whose business model is intended to generate profits through the realization of purchases and sales or to generate results in the short term. Financial assets recorded under "Financial assets not held for trading mandatorily measured at fair value through profit or loss" are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but the contractual cash flows have not met the conditions of the SPPI test. Financial assets are classified under "Financial assets designated at fair value through profit or loss" only when such designation eliminates or significantly reduces the inconsistency in valuation or recognition that would arise from valuing or recognizing the assets on a different basis. The assets recorded in these captions of the Interim Consolidated Statements of Financial Position are valued after their acquisition at fair value and the changes in their value (gains or losses) are recorded, at their net amount, in the items "Financial income or loss from financial assets and liabilities held for trading" and "Financial income or loss from financial assets not held for trading mandatorily valued at fair value through profit or loss" of the Consolidated Statements of Income. Changes arising from exchange differences are recorded in "Changes, indexation and accounting hedge of foreign currencies" in the Interim Consolidated Statements of Income.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 23 Note 2 - Summary of Significant Accounting Policies, continued (d) Financial assets not held for trading mandatorily measured at fair value through profit or loss Under this item, they are allocated to a business model the objective of which is achieved by obtaining contractual cash flows and/or by selling financial assets, but where the contractual cash flows have not met the SPPI test conditions. The assets recorded under this item of the Interim Consolidated Statement of Financial Position are measured subsequently to their acquisition at fair value and their market value variations are recorded, at their net amount, under “Financial income (loss), net”. (e) Equity instruments For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to income. These instruments are not subject to the impairment model of IFRS 9. (iii) Subsequent measurement - Financial liabilities After initial recognition, the Bank will measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss. III. Derecognition of financial assets and liabilities Financial assets are derecognized when, and only when: • The contractual rights to the cash flows from the financial asset expire, or • The Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and separately recognizes the rights and obligations created or retained in the transfer. In some cases, the Bank enters into transactions whereby it retains the contractual rights to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the required conditions, that is, the Bank only transfers the cash flows collected. amounts of the original assets, the original assets are prohibited from being sold or pledged, and the Bank has an obligation to send the cash flows collected without significant delay. When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial asset in its entirety in the Interim Statements of Financial position because it retains substantially all the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Financial liabilities are derecognized when, and only when, they are extinguished, canceled or mature.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 24 Note 2 - Summary of Significant Accounting Policies, continued Derecognition due to substantial modification of terms and conditions The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that it has essentially become a new asset, with the difference recognized as a gain or loss on derecognition, to the extent that an impairment loss has not yet been recorded. A change in terms and conditions does not result in derecognition if it does not result in cash flows that are substantially different. Based on the change in cash flows discounted at the original Effective Interest Rate ("EIR"), the Bank records a gain or loss on modification, to the extent that an impairment loss has not yet been recorded. For financial liabilities, the Bank considers a substantial modification based on qualitative factors, and if it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of ten percent or more. For financial assets, this assessment is based on qualitative factors. IV. Renegotiated and modified loans The Bank in certain situations makes concessions or modifications to the original terms of loans in response to the borrower's financial difficulties, in lieu of taking possession or enforcing collection of collateral, or in some cases to renegotiate loans. The Bank considers a loan modified when such concessions are made as a result of the borrower's present or expected financial difficulties and the Bank would not have accepted them had the borrower been in good financial standing. Indicators of financial difficulties include covenant defaults and/or significant additional history identified by the Credit Risk area. Modification may involve extending payment terms and agreeing to new loan terms. It is the Bank's policy to monitor refinanced loans to help ensure that future payments are probable. If the modifications are substantial, the loan is written off, as explained in "III. Derecognition of financial assets and liabilities If the terms have been renegotiated without resulting in the derecognition of the loan, any impairment is measured using the original EIR calculated prior to the modification of the terms. The Bank also reassesses whether there has been a significant increase in credit risk and whether the assets should be classified in another Stage. Derecognition decisions and classifications in the substandard and non-performing portfolios are determined on a case-by-case basis. If these procedures identify a loss related to a loan, it is disclosed and managed as a refinanced asset of the impaired non-performing portfolio until collected or paid. V. Contingent Credits The Bank provides standby loans (including letters of credit, foreign letters of credit and performance bonds) and loan commitments. Contingent loans and unused loan commitments are commitments under which, during the term of the commitment, the Bank is obligated to provide a loan with a pre-specified term to the customer. The face value of the contractual loan, when the agreed loan is on market terms, is not recorded in the Interim Statement of Financial Position. The related provision for expected credit loss is disclosed in Note 24 "Provisions for contingencies", letter b).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 25 Note 2 - Summary of Significant Accounting Policies, continued VI. Offsetting Financial assets and financial liabilities are offset in the Interim Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. I. Derivatives and hedging activities The Bank has decided to continue to apply the hedge accounting requirements of IAS 39 when adopting IFRS 9. For presentation purposes, derivatives are presented according to their positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Notes 8 "Financial assets held for trading through profit or loss" and Note 12 "Financial derivative contracts for accounting hedges"). Hedging transactions The Bank uses financial derivatives for the following purposes: i. to sell to customers who request these instruments in the management of their market and credit risks. ii. to use these derivatives in managing the risks of the Bank's own positions and assets and liabilities of the Bank's entities ("hedging derivatives"); and iii. to obtain gains from changes in the price of these derivatives ("trading derivatives"). All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives. A derivative qualifies for hedge accounting if all of the following conditions are met: i. The derivative hedges one of the following three types of risks to which the Bank is exposed: a) Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge"); b) Changes in the estimated cash flows derived from financial assets and liabilities, and highly probable forecast transactions ("cash flow hedge"); c) The net investment in a foreign operation ("hedge of a net investment in a foreign operation"). ii. It is effective in offsetting the exposure inherent in the hedged item or position over the expected term of the hedge, which means that: a) At the trade date the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness"). b) There is sufficient evidence that the hedge was effective during the life of the hedged item or position ("retrospective effectiveness").

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 26 Note 2 - Summary of Significant Accounting Policies, continued There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that it is consistent with the Bank's own risk management. Changes in the value of financial instruments that qualify for hedge accounting are recorded as follows: a. For fair value hedges, gains or losses arising on both hedging instruments and hedged items (attributable to the type of risk being hedged) are included as "Net trading income (expense)" in the Interim Consolidated Statement of Income. b. For fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses arising on measurement of the hedging instruments within "Interest income and expense", and other gains or losses due to changes in the fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Interim Consolidated Statement of Income (Loss) under "Net trading income (expense)". c. For cash flow hedges, the change in the fair value of the hedging instrument is included as "Cash flow hedges" in "Interim Statement of Other Comprehensive Income". d. The valuation differences of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly in the Interim Consolidated Statement of Income under "Net income (expense) from financial operations". If a derivative designated as a hedging instrument ceases to meet the conditions described above due to maturity, ineffectiveness or any other reason, the hedge accounting treatment is discontinued. When the "fair value hedge" is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to profit or loss as of that date, as appropriate. Sources of hedge ineffectiveness may arise from basis risk, including, but not limited to, discount rates used to calculate the fair value of derivatives, hedges using instruments with a fair value other than zero, and timing and notional differences between hedged items and hedging instruments. When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in "Interim Statements Other Comprehensive Income" (from the year in which the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Interim Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Interim Consolidated Statement of Income. m) Measurement and techniques used in determining fair value In general terms, financial assets and liabilities are initially recognized at fair value, which, unless there is evidence to the contrary, is considered to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting year, financial instruments are valued in accordance with the following criteria:

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 27 Note 2 - Summary of Significant Accounting Policies, continued (i) Measurement of financial instruments Financial assets are measured at fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and receivables from customers. In accordance with IFRS 13 "Fair value measurement", "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account in pricing the asset or liability at the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) in the main market for the asset or liability, or (b) in the absence of a main market, the most advantageous market for the asset or liability. Even if there is no observable market that provides pricing information in relation to the sale of an asset or transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize the value associated with the asset or liability. In using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of available unobservable inputs. If an asset or liability measured at fair value has a bid price and a ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances is used to measure fair value, regardless of where the input is classified within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that classifies inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). All derivatives are recorded in the Interim Consolidated Statements of Financial Position at the fair value described above. This value is compared to the valuation on the trade date. If the fair value is subsequently measured positive, it is recorded as an asset. If the fair value is subsequently measured negative, it is recorded as a liability. The fair value on the trade date is, unless there is evidence to the contrary, considered to be the transaction price. Changes in the fair value of derivatives since the trade date are recorded in "Net income (expense) from financial transactions" in the Interim Consolidated Statements of Income. Specifically, the fair value of financial derivatives included in portfolios of financial assets or liabilities held for trading is considered to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using methods similar to those used to measure over-the-counter derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the valuation date ("present value" or "theoretical close") using valuation techniques commonly used in financial markets: “net present value" (NPV) and option valuation models, among other methods.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 28 Note 2 - Summary of Significant Accounting Policies, continued In addition, the fair value of derivatives includes the CVA and DVA adjustment, so that the fair value of each instrument includes the credit risk of its counterpart and the Bank's own risk. The credit valuation adjustment (CVA) is a valuation adjustment of OTC derivatives as a consequence of the risk associated with the credit exposure assumed by each counterpart. The CVA is calculated taking into account the potential exposure to each counterpart in each future year. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, arises as a consequence of the Bank's own risk assumed by its counterparts in OTC derivatives. (ii) Valuation techniques Financial instruments at fair value, determined on the basis of quoted prices in active markets, include government debt securities, private sector debt securities, equity shares, short positions and fixed income securities issued. In cases where price quotations are not observable in available markets, the Bank's management determines the best estimate of the price that would be set by the market using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs; however, for some financial instrument valuations, significant inputs are not observable in the market. To determine a value for these instruments, various techniques are used to make these estimates, including extrapolation of observable market data. The most reliable evidence of the fair value of a financial instrument at initial recognition is usually the transaction price; however, due to the unavailability of market information, the value of the instrument may be derived from other market transactions involving the same or similar instruments or may be measured using a valuation technique in which the inputs used include only observable market data, principally interest rates. The main techniques used as of Marh 31, 2023 and December 31, 2022 by the Bank's internal models to determine the fair value of financial instruments are as follows: i. The present value method is used in the valuation of financial instruments that allow static hedges (mainly forwards and swaps). The estimated future cash flows are discounted using interest rate curves of the related currencies. Interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is typically used. Where appropriate, observable market data is used to derive factors such as bid spread, exchange rates, volatility, correlation indicators and market liquidity. iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including interest rate curves, volatilities, correlations and related exchange rates. The fair value of financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, stock price, volatility and prepayments, among others. The Bank's management believes that its valuation models are not significantly subjective, as these methodologies can be adjusted and evaluated, as appropriate, through internal calculation of fair value and subsequent comparison with the related actively quoted price (See note 44).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 29 Note 2 - Summary of Significant Accounting Policies, continued n) Revenue and expense recognition The following is a summary of the most significant criteria used by the Bank for the recognition of its revenues and expenses: (i) Interest income, interest expense and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. However, when an operation is evaluated either individually or collectively, and as a result of such evaluation the placements are recognized in the impaired portfolio (BCAS Cap. B2 numeral 1 letter b), being debtors subject to group evaluation, includes all loans in the "Default Portfolio"; on the other hand, in the individual portfolio (defined as placements classified in categories B3 and B4 plus the default portfolio) and which are in arrears for 90 days or more in any of their installments, the recognition of income on the accrual basis is suspended. The suspension of revenue recognition on an accrual basis implies that, from the date on which it should be suspended in each case and until such loans are no longer impaired, the respective assets included in the Interim Statement of Financial Position will not be increased by interest, adjustments or commissions and no revenue for these items will be recognized in the Interim Consolidated Statement of Income, unless they are actually received. These standards only refer to the criteria for valuation and recognition of income for financial accounting information. Interest income from “transactions with accrual suspended” is only re-recorded when such transactions become current (that is, payments were received that make them less than 90 days past due) and when they are no longer in the impaired portfolio. (ii) Dividends received Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”. (iii) Commissions, fees and similar items Income and expenses from commissions and fees are recognized in the Interim Consolidated Statement of Income using the criteria established in IFRS 15 "Revenue from contracts with customers", based on consideration of the terms of the contract with the customers, excluding amounts collected on behalf of third parties. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service: Commissions recorded by the Bank correspond mainly to: • Line of credit and overdraft commissions: includes earned commissions during the year related to lines of credit granted and checking accounts overdrafts. • Guarantee and letters of credit fees: includes earned commissions during the year related to bank guarantees granted over actual or contingent obligations to third parties.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 30 Note 2 - Summary of Significant Accounting Policies, continued • Credit card fees: includes earned and received commissions during the year related to credit and debit cards usage. • Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts. • Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries. • Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody. • Insurance brokerage fees: includes insurance brokerage fees. • Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services. Commission expenses include: • Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions. • Securities transactions fees: includes fees related to custody of securities and securities brokerage. • Other fees and commissions: includes mainly expenses generated from online services. The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable. (iv) Non-financial income and expenses They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied. (v) Loan arrangement fees Fees that arise from loans arrangement, opening accounts, study and information fees, they are accrued and recognized on a sistematic basis on the Consolidated Statement of Income throughout the life of the loan. In the case of arrangement fees, the portion corresponding to the related direct costs incurred in the formalization of such transactions are immediately recorded in the income statement. o) Impairment Assets are acquired or purchased based on the future economic benefits they produce. Consequently, impairment is recorded when the carrying amount of such assets is less than their recoverable amount. Assets are subject to impairment tests to adequately reflect the future economic benefits that the assets are capable of producing when used by the Bank. The Bank assesses the expected future credit losses ("ECL") associated with its financial instrument assets carried at amortized cost and FVTOCI, subject to the limitations defined in paragraph 5 of Chapter A-2 of the Compendium of Accounting Standards. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects: • An unbiased, probability-weighted amount determined by evaluating a range of possible outcomes;

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 31 Note 2 - Summary of Significant Accounting Policies, continued • The time value of money; and • Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The Bank follows the criteria described below to assess impairment, when applicable: (i) Impairment of financial assets except "Due from banks", "Loans and receivables from customers and "Contingent loans". The Bank applies IFRS 9 to determine the impairment of its financial assets at amortized cost and at fair value through other comprehensive income, except for "Due from banks", "Loans and accounts receivable from customers" and "Contingent loans", whose impairment is determined by applying the provisions of Chapter B1, B2 and B3 of the BCAS, for the rest of the assets the following is applicable. IFRS 9 introduces the concept of "expected losses" which is developed in the credit risk model applied by the Bank. The "expected loss" impairment model is applied to financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, financial guarantee contracts and other commitments. All financial instruments measured at fair value through profit or loss are excluded from the impairment model. The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the time of initial recognition, and which determine the calculation of their credit risk hedges. Stage 1: No significant increase in risk: "The allowance for losses on these financial instruments is calculated as the expected credit losses resulting from possible events of default within 12 months after the reporting date (12-month expected loss)." Stage 2: With significant increase in risk: "When the credit risk of a financial asset has increased significantly since initial recognition, the allowance for losses on that financial instrument is calculated as the expected credit loss over the entire life of the transaction. In other words, it is the expected credit losses resulting from all possible events of default during the expected life of the financial instrument". Stage 3: Impairment: "When there is objective evidence that the financial asset is impaired, it is transferred to this category in which the write-down for losses on that financial instrument is calculated, as in Stage 2, as the expected credit loss over the life of the asset." In cases in which the recovery of any recorded amount is considered remote, the asset is removed from the consolidated balance sheet, without prejudice to any actions that may be taken to attempt to collect the amount until the rights to receive it have been extinguished definitively, whether by expiration, forgiveness or other causes. The Bank takes into account reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk of a financial instrument, including forward-looking information to determine a significant increase in credit risk since initial recognition. Forward-looking information includes past events, current conditions and expected or future economic conditions (macroeconomic data).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 32 Note 2 - Summary of Significant Accounting Policies, continued Credit risk assessment and forward-looking information (including macroeconomic factors), includes quantitative and qualitative information based on the Bank's historical experience, examples include: • Financial or economic conditions that are expected to cause a significant change in the borrower's ability to meet its debt obligations. • An actual or expected downgrade of the borrower's internal credit rating or a decrease in the borrower's performance score. • An actual or expected significant change in the borrower's operating results. • Significant increases in credit risk on other financial instruments of the same borrower. • Significant changes in the value of the collateral backing the obligation or in the quality of third-party guarantees or credit enhancements. • Reductions in financial support from a parent entity or other subsidiary. • Expected changes in the loan documentation, including an expected breach of contract that may result in waivers or modifications of covenants, suspension of interest payments, increased interest rates, requirements for additional collateral or guarantees, or other changes in the contractual framework of the facility. The Bank has considered that if contractual payments are more than 30 days past due, credit risk is considered to have increased significantly since the initial recognition of the credit, but this is not an absolute indicator. The Bank has not rebutted the IFRS 9 presumption of significant increase in risk ("SIR") or default. Regarding the use of present, past and future information required by the application of the expected loss approach described in IFRS 9, this requires the incorporation of present, past and future information for both the detection of significant increase in risk and the measurement of expected losses, which should be performed on a probability-weighted basis. When estimating expected losses, the standard does not require the identification of all possible scenarios. However, the probability of a loss event occurring and the probability of it not occurring must be considered, even if the possibility of a loss occurring is very low. To achieve this, the Bank evaluates the linear relationship between its estimated loss parameters (PI, PDI, and EAP) with the history and future forecasts of macroeconomic scenarios. Also, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for the estimation. Expected losses are then derived from the following parameters: PI: estimate of the probability of default in each year. EAP: estimate of the exposure in the event of default in each future period, taking into account changes in exposure after the reference date of the Interim Financial Statements. PDI: estimated loss given default, as the difference between the contractual cash flows and those expected to be received, including collateral. For these purposes, the estimate considers the probability of execution of the guarantee, the time until possession and subsequent realization is reached, the expected cash flows and the acquisition and sale costs. CCF: Cash Conversion Factor, is the estimate made on off-balance sheet balances to determine the exposure subject to credit risk in the event of default.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 33 Note 2 - Summary of Significant Accounting Policies, continued The expected credit losses calculated are based on the internal models developed for all portfolios within the scope of IFRS 9, except for those cases that are subject to individualized estimation. Internal models have been developed that take into account as sources of information the data provided by external rating agencies or others observed in the market, such as changes in bond yields, credit default swap quotes or any other public information on them. (ii) Non-financial assets The carrying amounts of the Bank's non-financial assets are reviewed regularly or at least at each reporting date to determine whether there is any indication of impairment. If such indications exist, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows from other assets or group of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and its value is reduced to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. If we assess the value in use of an asset, the estimated cash flows are discounted to their present value by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the entity shall estimate the recoverable amount of that asset. In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs. In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end. When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 34 Note 2 - Summary of Significant Accounting Policies, continued The impairment loss is recognized immediately in income for the period, unless the asset is carried at its revalued value in accordance with another standard. Any impairment loss on revalued assets will be treated as a decrease in the revaluation made in accordance with that other standard. When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income taxes” by comparing the revised carrying amount of the asset with its tax base. Impairment losses recognized in prior periods are tested at each reporting date for any indication that the loss has decreased or disappeared. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (iii) Goodwill Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent years. According to IAS 36 “Impairment of assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual year, as long the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times. p) Fixed assets Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any. In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used. When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets). This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in:

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 35 Note 2 - Summary of Significant Accounting Policies, continued (i) Fixed assets for own use Fixed assets for own use includes, but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease. The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life. In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years. Also, at least at the end of the year, the estimated useful lives of the items of property, plant and equipment for own use are reviewed in order to detect significant changes therein, which, if any, will be adjusted by means of the corresponding correction of the charge to the consolidated statement of income for future years, by recalculating the depreciation, by virtue of the new useful lives. Upkeep and maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. (ii) Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use. q) Intangible assets Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those generated in a business combination. These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank. The cost of intangible assets acquired or originated in a business combination correspond to its fair value at the acquisition date.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 36 Note 2 - Summary of Significant Accounting Policies, continued Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank. The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and is reviewed to determine whether there was any indication that the intangible asset may have suffered any impairment, the period and method of amortization are reviewed at least at the end of each reporting period. An intangible asset with an indefinite useful life is not amortized. The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired. (i) Software The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any. The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits and/or decrease in costs, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment. The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the Bank. The rest of the expenditures are recognized in income. Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use. (ii) Generated in a business combination According to IFRS 3 “Business Combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them. As set forth by IAS 38 “Intangibles Assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination. In connection with the aforementioned, the business combination between Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 15 “Intangible Assets”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 37 Note 2 - Summary of Significant Accounting Policies, continued (iii)Other identifiable intangible assets Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank. r) Factoring transactions The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments. The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Interim Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor). s) Leases On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”. (i) Assets for right-of-use At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability. The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions. If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-ofuse asset from the date of beginning of it until the end of the useful life of the underlying asset. In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first. The Bank applies IAS 36 “Impairment of assets” to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses. As of March 31, 2023 and December 31, 2022, the Bank has not identified impairment in the value of the right-of-use assets.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 38 Note 2 - Summary of Significant Accounting Policies, continued (ii) Lease liability The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding). The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease. After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed. The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. The Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding). t) Provisions for credit risk on "Due from banks" and "Loans and accounts receivable from customers" The Bank has established provisions for impairment losses due to credit risk on "Due from banks", "Loans and receivables from customers" and "Contingent loans", in accordance with the instructions defined in the BCAS, issued by the Financial Market Commission (FMC), and the credit risk rating and evaluation models approved by the Bank's Corporate Governance, in order to make the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their receivables, which determine the payment behavior and subsequent recovery. The processes and compliance with the policy are evaluated and supervised in accordance with internal control procedures, in order to ensure compliance and the maintenance of an adequate level of provisions to support expected losses.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 39 Note 2 - Summary of Significant Accounting Policies, continued Provisions are called "individual", when they correspond to debtors that are evaluated individually, that is, those that due to their size, complexity or level of exposure to the Bank, it is necessary to know and analyze in detail and those "group", originated by individuals or smaller companies, associated to a high number of transactions with homogeneous characteristics and that due to such conditions are evaluated jointly. In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below: • Individual allowances for the normal portfolio. • Individual allowances for the substandard portfolio. • Individual allowances for the non-compliant portfolio. • Group allowances for the normal portfolio. • Group allowances for the non-compliant portfolio. (i) Individual allowances When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed. The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the BCAS, assigning risk categories to each debtor according to the following detail: Normal portfolio It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio. Substandard portfolio The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4. Normal and Substandard portfolios As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the FMC- to be applied to each of the individual categories.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies, continued

Below are presented the probabilities of default and loss given default, as established by the FMC:

Type of portfolio	Category of debtor	Probability of default (DP) (%)	Loss given default (PLD) (%)	Expected loss (EL) (% Provisión)
Normal portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21850
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of provisions, the Bank first determines the affected exposure, which comprises the book value of the customer's placements plus the contingent credits, less the amounts that are feasible to recover through the execution of the guarantees, financial or real, backing the operations, to which the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value it would obtain on the disposal of the assets or equity instruments. In the case of substitution of the debtor's credit risk for the credit quality of the guarantor or surety, this methodology will only be applicable when the guarantor or surety is an entity rated in a category similar to investment grade by a local or international rating agency recognized by the regulator. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. The classifications assigned to this portfolio are categories C1 to C6. Applied to all credits, including 100% of the amount of contingent credits, held by those same debtors.

For purposes of establishing provisions on this portfolio, in the first instance an expected loss rate is determined, deducting from the amount of the exposure the amounts susceptible to recovery through the execution of financial and real guarantees that support the operations and also deducting the present value of the recoveries obtained through collection actions net of associated expenses.

Once the expected loss range has been determined, the respective allowance percentage is applied to the amount of the exposure comprising the placements plus the contingent credits of the same debtor.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 40

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 41 Note 2 - Summary of Significant Accounting Policies, continued Allowance percentages to be applied over the exposition are as follows: Type of portfolio Risk scale Expected loss range Provision C1 Up to 3% 2% C2 More than 3% and up to 20% 10% C3 More than 20% and up to 30% 25% Portfolio in default C4 More than 30% and up to 50% 40% C5 More than 50% and up to 80% 65% C6 More than 80% 90% Loans are maintained in this portfolio until a normalization of their payment capacity or behavior is observed, without prejudice to the write-off of each particular loan that meets the condition set forth in Title II of Chapter B-2 of the BCAS. In order to remove a debtor from this portfolio, once the circumstances that led to its classification in this portfolio under these rules have been overcome, at least the following copulative conditions must be met: • None of the debtor obligations with the Bank are overdue for more than 30 days. • No new re-financing of loans has been granted. • At least one of the payments received includes principal payment (total or partial). • If the debtor has a loan with partial payments due within six months, two payments have been made. • If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. • The debtor shows no direct unpaid debts in the consolidated information provided by the FMC, unless those debts are not material. (ii) Group allowances Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted. To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans. Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies, continued

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for mortgage , the Bank uses the standard provision method for mortgage loans established in the BCAS. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

PVG tranche	Days past due at month-end	0	1 - 29	30 - 59	60 - 89	Portfolio in default
PVG ≤ 40%	PI (%)	1.0916	21.3407	46.0536	75.1614	100
	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < PVG ≤ 80%	PI (%)	1.9158	27.4332	52.0824	78.9511	100
	PDI (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	PE (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < PVG ≤ 90%	PI (%)	2.5150	27.9300	52.5800	79.6952	100
	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
PVG > 90%	PI (%)	2.7400	28.4300	53.0800	80.3677	100
	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

PVG tranche	MP loss mitigation factor for credits with state auction insurance	
	V tranche: Price of the house upon executing sale agreement (UF)	
	V ≤ 1,000	1,000 < V ≤ 2000
PVG ≤ 40%	100%	100%
40% < PVG ≤ 80%	100%	100%
80% < PVG ≤ 90%	95%	96%
PVG > 90%	84%	89%

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 42

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies, continued

Provisions for Commercial Loans

The Bank uses the three standard models established in the BCAS, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

- **Commercial leasing operations**

The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and type of asset (%)		
Days of delinquency of transaction at end of month	Type of asset	
	Real Estate	Non-real estate
0	0.79	1.61
1 - 29	7.94	12.02
30 - 59	28.76	40.88
60 - 89	58.76	69.38
Portfolio in default	100.00	100.00

Loss Given Default (LGD) applicable according to PVB tranche and type of asset (%)		
PVB= Current value of transaction/ Value of leased asset		
PVB tranche	Real Estate	Non-real estate
PVB <= 40%	0.05	18.20
40% < PVB <= 50%	0.05	57.00
50% < PVB <= 80%	5.10	68.40
80% < PVB <= 90%	23.20	75.10
PVB > 90%	36.20	78.90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 43

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies, continued

- **Student loans**

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment due date, delinquency and type of loan (%)

Payment of principal or interest due at month-end	Days past due at closing of closing	Student Loan CAE	Student Loan CORFO or other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Portfolio in default	100.00	100.00
No	n/a	41.60	16.50

Loss Given Default applicable according to payment due date and type of loan (LGD) (%)

Payment of principal or interest due at month-end	Student Loan CAE	Student Loan CORFO or other
Yes	70.90	70.90
No	50.30	45.80

For loans granted in accordance with Law No. 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan.

- **Generic commercial placements and factoring**

Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it's overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and PTVG tranche (%)

Days past due at month-end	With guarantee PTVG <=100 %	With guarantee PTVG >100 %	Without guarantee
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 44

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies, continued

Loss Given Default (LGD) applicable according to PTVG tranche (%)			
	PTVG tranche	**Commercial generic transactions or factoring without liability of the assigner**	**Factoring with liability of the assigner**
	PTVG <= 60%	5.00	3.20
With guarantee	**60% <PTVG <= 75%**	20.30	12.80
	75% <PTVG <= 90%	32.20	20.30
	90% < PTVG	43.00	27.10
	Without guarantee	56.90	35.90

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. In the case of specific guarantees, the PTVG ratio must be calculated independently for each secured transaction, as the division between the amount of the placement and the contingent credit exposure and the value of the collateral securing it. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general and specific guarantees considering any restriction.

- **Provisions associated with financing guaranteed by FOGAPE Covid 19**

On July 17, 2020, the FMC requested the determination of specific provisions for loans guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses should be determined by estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be made on an aggregate basis, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total amount of deductible applicable to them and proceed as follows, when the expected losses of the operations of a group to which the same deductible percentage is applicable, determined according to the above procedure are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for that of the guarantor, and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided for in numeral 4. 1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in accounts separate from commercial, consumer and mortgage provisions. As of March 31, 2023 and December 31, 2022 the Bank has recorded provisions of MCh$6,810 and MCh$8,721, respectively.

- **Provisions for contingent loans**

The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 45

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 46 Note 2 - Summary of Significant Accounting Policies, continued The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. Non-compliant portfolio – Collectively assessed loan The group in default loan portfolio comprises all loans and 100% of the amount of contingent loans of debtors who at the end of a month are 90 days or more past due in the payment of interest or principal on any loan. It will also include debtors who have been granted a loan to leave in force a transaction that was more than 60 days overdue, as well as debtors who have been subject to forced restructuring or partial forgiveness of a debt. The following can be excluded from the group non-compliant portfolio: a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and, loans for financing higher education under Law No. 20,027, b) that do not yet meet the default conditions set forth in Circular No. 3,454 of December 10, 2008. All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section title II, Chapter B-2 of the Banking Compendium of Accounting Standards. In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re-financing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the FMC, unless those debts are not material. (iii) Guarantees Las Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 47 Note 2 - Summary of Significant Accounting Policies, continued In all cases, for purposes of the standards established by the FMC, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable: 1) Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor. 2) Guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal. 3) Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans. 4) Leased assets. Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses. 5) Factoring operations. Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse. (iv) Additional provisions The Bank can establish provisions in addition to those calculated by applying the loan portfolio assessment models, according to the set forth in number 9 of Chapter B-1 of the BCAS. These provisions can be established with the purpose of addressing the risks arising from macroeconomic fluctuations by anticipating expansive economic cycle downturns which could materialize in the worsening of the economic environment in the future and, in that manner, operate as an anti-cycle mechanism to accumulate additional provisions during positive economic conditions and release or use provisions when negative economic conditions are present. According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models. As of March 31, 2023, the Bank maintained additional provisions for its commercial, consumer and mortgage loan portfolio amounting to MCh$172,529 (as of December 31, 2022, the Bank maintained additional provisions of MCh$175,501).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 48 Note 2 - Summary of Significant Accounting Policies, continued t) Impaired credits and charge-offs Impaired loans This portfolio is comprised of the following assets: • For individually assessed debtors, includes loans classified in the “Non-compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above. • For those debtors collectively assessed, includes all loans classified in the “Non-compliant portfolio”. Charge-offs As a general rule, charge-offs should be applied when contractual rights to cash flows expire. In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of BCAS, Chapter B-2, Title II "Impaired and written-off loans". The write-offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalments or partial payments, or a leasing operation. Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the BCAS, regardless of the reason. Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first: 1) The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received. 2) When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset. 3) When the legal term for all legal shares to collect the loan have expired. When a loan is overdue for a period of time that complies with the term listed below: Type of loan Term Consumer loans with or without collateral 6 months Consumer leasing 6 months Other operations of non real estate leasing 12 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Real estate leasing (commercial and home purchase) 36 months Mortgage loans for home 48 months The term corresponds to the time passed since the date in which the loan became collectable partially or totally.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 49 Note 2 - Summary of Significant Accounting Policies, continued Recovery of assets previously charged-off Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Expense for credit losses” compensating the provision expense for the period. In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the BCAS. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged-off when incorporated back as assets. Renegotiation of previously charged-off loans Any renegotiation of a written-off loan will not give rise to income as long as the transaction continues to be impaired, and the actual payments received must be treated as recoveries of written-off loans. The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off. Same criteria is applied when a loan is granted to pay for a loan previously charged-off. u) Contingent loans Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or nonoccurrence of a future event to pay a certain amount which will subsequently recovered from its customer. The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business. 1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 810 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 838 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated. 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 811 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No. 20,027).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 50 Note 2 - Summary of Significant Accounting Policies, continued 7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit. The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the BCAS, and the amounts must be calculated according to the exposition factor, according to the following table: Type of contingent exposure FCC (1) 1) Freely disposable lines of credit with immediate cancellation 10% 2) Contingent credits linked to the CAE 15% 3) Letters of credit for goods movement transactions 20% 4) Other freely disposable lines of credit 40% 5) Commitments to purchase foreign debt in local currency 50% 6) Transactions related to contingent events 50% 7) Guarantees and sureties 100% 8) Other credit commitments 100% 9) Other contingent credits 100% (1) Credit conversion factor However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated. v) Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. w) Income taxes and deferred taxes The Bank has recognized an expense (income) arising from gains or losses for each period, according to the applicable taxation rules for each country or jurisdiction it operates.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 51 Note 2 - Summary of Significant Accounting Policies, continued The income tax expense for the period includes the sum of current tax, which results from applying the current rates to the taxable profit for the period (after deducting the tax credits allowed), and the change in deferred tax assets and liabilities recognized in the Consolidated Statement of Income. The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax basis. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The effects of deferred taxes on temporary differences between the balance sheet and the income statement are recognized in deferred taxes as of the date on which the law approves such changes. The effects of deferred taxes on temporary differences between the tax balance sheet and the financial balance sheet are recorded on an accrual basis, in accordance with IAS 12 "Income Taxes" and presented in accordance with the same IAS. x) Provisions, contingent assets, and contingent liabilities A provision is a liability of uncertain timing or amount. Provisions are recorded in the Interim Consolidated Statement of Financial Position when the Bank: • Has a present obligation (legal or constructive) as a result of past events, • It is probable that an outflow of resources will be required to settle these obligations, and • The amount of these resources can be reliably measured. A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank. Guarantees agreement, confirmed foreign letters of credit, letters of credit, letters of guarantee, unused lines of credit, other credit commitments, other contingent credits (see letter v) are classified as contingent in supplementary information. Provisions (quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligations covered, being for the purpose of these Interim Consolidated Financial Statements, those detailed in note 24 "Provisions for contingencies", note 25 "Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued" and note 26 "Special provisions for credit risk". y) Employee benefits Employee benefitsShort-term benefits Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 52 Note 2 - Summary of Significant Accounting Policies, continued These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service: • As a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash. • As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset. Personnel vacations The annual cost of personnel vacations and benefits are recognized on an accrual basis. Post-employment benefits Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions. Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period. Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the period. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income. Other long-term benefits Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service. The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the period.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 53 Note 2 - Summary of Significant Accounting Policies, continued Termination benefits Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of: • A decision of the entity to terminate the employee’s employment before the normal termination date; or • The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date. An entity recognizes a liability and expense for termination benefits at the earlier of the following dates: • When the entity can no longer withdraw the offer of those benefits; and • When the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits. Cash-settled share-based payment transactions. The Bank recognizes a liability for cash-settled share-based payment transactions at fair value at the inception of each contract. Until the liability is settled, the Bank will remeasure the fair value of the liability at the end of each reporting period and at the settlement date, and will recognize any fair value variation in profit or loss for the period. z) Provision for mandatory dividends A liability recognized due to the legal obligation to distribute 30% of the profit of the year in compliance with Public Company Law (30%) or in accordance with the provisions of the company bylaws. For the three months periods ended March 31, 2023 and the yeard ended as of December 31, 2022, the Bank provisioned 30% of its net income. This provision is recorded as a decrease in "Retained earnings" under "Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments" in the Interim Consolidated Statement of Changes in Shareholders' Equity. In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the General Bank Law. For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 54 Note 2 - Summary of Significant Accounting Policies, continued aa) Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”. Assets received or foreclosed in payment are valued at the lower of initial value and net realizable value, i.e. fair value (independent appraisal) less costs to hold and dispose of, plus regulatory write-offs. Regulatory write-offs are required by the regulator if the asset is not sold within one year of receipt. Such net realizable value of an assets is determined mainly in conformity with the current market conditions, and should correspond to its fair value less the necessary costs to maintain and dispose it. In general, it is estimated that these assets will be disposed of within one year from the date of award. However, the regulator, by means of general rules, may establish that, in justified cases, the Bank may have an additional term of up to eighteen months for the disposal of the assets. In order to be eligible for the extension, the value of the asset must have been written off for accounting purposes, in compliance with Article 84 of the General Banking Law. bb) Customer loyalty programs The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program. The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits. cc) Non-current assets held for sale Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell. Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded over previously recorded losses. dd) Earnings per share Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 55 Note 2 - Summary of Significant Accounting Policies, continued Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of March 31, 2022 and December 31, 2022 the Bank did not have any instruments that generated dilution. ee) Consolidated Statement of Cash Flows The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities (IAS7) . For the preparation of the Interim Statement of Cash Flows, the Bank used the indirect method, in which from the consolidated income for the period before income tax, non-cash transactions are subsequently added/subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities. For the preparation of the Interim Statement of Cash Flow, the following items are considered: • Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks. • Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, loans obtained from abroad, dividends received from investments, financial instruments at fair value through other comprehensive income and amortized cost, etc. • Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. • Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities. For the purposes of the Interim Statement of Cash Flows, cash and cash equivalents have been considered as cash and cash equivalents, the balances of "Cash and bank deposits" plus the net balance of operations in liquidation in progress, plus financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income with high liquidity and with insignificant risk of change in value, whose maturity does not exceed three months from the date of acquisition and the rights under resale agreements and securities lending that are in that situation. Includes also investments in fixed income mutual funds which are presented under trading investments in the Consolidated Statement of Financial Position. Cash and cash equivalents balances and their reconciliation to the Interim Consolidated Statement of Cash Flows are detailed in Note 7 “Cash and Cash Equivalents”. The provision for loan losses included under the operating activities section differs from the amount presented in the Interim Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 56 Note 2 - Summary of Significant Accounting Policies, continued ff) Consolidated Statement of Changes in Equity The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the period for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following: • Adjustments for changes in accounting criteria and correction of errors: which include changes in consolidated net equity arising as a result of the retrospective restatement of balances in the Interim Consolidated Financial Statements due to changes in accounting criteria or correction of errors. • Net comprehensive income for the period: Includes in an aggregated manner net income for the period recorged in the Interim Statement of Other Comprehensive Income for the period, as previously indicated. • Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity. This information is presented in two statements: The Interim Consolidated Statement of Other Comprehensive Income and the Interim Consolidated Statement of Changes in Equity. gg) Consolidated Statement of Other Comprehensive Income In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity. Due to this, in this statement the following is shown: • The consolidated income for the period. • Net amount of income and expenses recorded in equity as “Valuation accounts”. • Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments. Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 57 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted New accounting pronouncements introduced by FMC 1. Standards and interpretations issued in the current period Circular No. 2.331 "Information on loans covered by guarantees under the FOGAPE Chile Apoya program” On February 7, 2023, the CMF determined to incorporate into its information systems the information necessary to evaluate the operation of the FOGAPE Chile Apoya program developed under Law No. 21.514. Modifications were made to file C50 and new files were created, D61 and E25, which deal with the daily interest rates of guaranteed operations and the detail of financing requests under the FOGAPE Chile Apoya program, respectively. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Interim Consolidated Financial Statements. 2. Standards and interpretations issued and not yet effective Circular No. 2,317 - Updates instructions of Chapter 18-5 of the RAN, regarding information on debtors of financial institutions. On July 29, 2022, in line with the process of improving the current register of debtors under the regulatory adjustment of Chapter 18-5 of the RAN, the FMC established a concrete framework that ensures the correct treatment and use of the data from the debtors list, under higher protection standards. This is achieved by requiring an Internal Policy on the Security and Management of Debtor Information (“PISMID” by its acronym in Spanish), so that the internal governance of the institutions receiving the list is particularly rigorous in terms of controls on the confidentiality of the information, ensuring compliance with the restrictions on use and access, and compatibility with international best practices. In connection with the above, the following amendments are made to Chapter 18-5 of the RAN for Banks: − Create Internal Policy on the Security and Management of Debtor Information (“PISMID” by its acronym in Spanish). − Appointment of an individual in charge of granting access to the different information views. − The register with access permits must be updated at least annually. − The right of access must be included; the right of rectification or modification in case the owner proves that the personal data is erroneous, inaccurate or outdated; and the right of cancellation, if applicable (it may be demanded in person or by digital means). − There must be systems that allow for the full registration and follow-up of claims; the preservation of files shall be governed by the provisions of RAN 1-10². − The policy must have the protection mechanisms contemplated in RAN 20-10³. − It must be approved by the Board of Directors (it must be updated, approved and audited, both internally and externally, at least once per calendar year).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 58 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued This circular will be effective as of July 1, 2023. Management is in the process of implementing the standard and believes this standard will have no impact on the presentation of the Interim Consolidated Financial Statements. Circular No. 2,318 - Incorporates new files R13 and R14 to the Risk System of the Banks Information System Manual involving the measurement and supervision of risks related to the Banking Book Market Risk (“RMLB” for its acronym in Spanish) and the Credit Concentration Risk (“RCC” for its acronym in Spanish). On August 12, 2022, the FMC, in order to obtain the information required for the application of Chapter 21-13 of the RAN for Banks, created files R13 "Banking Book Market Risk" and R14 "Credit Concentration Risk". As a result of the aforementioned amendments, effective July 13, 2023, the file C40 "Cash flows associated with interest rate and indexation risks in the banking book" of the Banks Information System Manual will no longer be reported. The latest information will be the one submitted as of June 30 of that year. It will be effective as of July 13, 2023.The Bank's Management will evaluate the impact that this standard will have on the presentation of Interim Consolidated Financial Statements. General Standard No. 484 - Commissions on credit operations, Law No. 18.010 and adjustment of current contracts. On August 5, 2022, the FMC has deemed it appropriate to establish the criteria and conditions to be met by the fees charged to the debtor of a credit operation in respect of money credit operations under Law 18.010. It will be effective as of August 01, 2023. The Bank's management is in the process of implementing the aforementioned Circular and anticipates that its adoption will not have a significant impact on the Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 59 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued New accounting pronouncements introduced by IASB 1. Standards and Interpretations that have been issued in the current period. Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgments On February 12, 2021, the IASB published this amendment, which is intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments include: − An entity is now required to disclose its material accounting policy information instead of its significant accounting policies; − Several paragraphs are added to explain how an entity can identify material accounting policy information and to give examples of when accounting policy information is likely to be material; − The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; the amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and − The amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy information in order to support the amendments to IAS 1. The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Bank's Management considers that the adoption of this amendment will have no significant impacts on the Interim Consolidated Financial Statements. Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. On February 12, 2021, the IASB published amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates apply prospectively only to future transactions and other future events, but changes in accounting policies generally also apply retrospectively to past transactions and other past events. The amendments to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. The Bank's Management considers that the adoption of this amendment will have no significant impacts on the Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 60 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction. On May 7, 2021, an amendment was issued on the treatment of deferred taxes on transactions such as leases and decommissioning obligations. In these situations, entities must recognize deferred assets and liabilities in the event that there are deductible and taxable temporary differences for the same amount. The amendments are effective for years beginning on January 1, 2023, with early application permitted. The Bank's Management considers that the adoption of this amendment will have no significant impacts on the Interim Consolidated Financial Statements. 2. Standards and Interpretation issued but not yet effective. Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (amendments to IFRS 10 and IAS 28) The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Companies and Joint Ventures (2011) address a recognized inconsistency between the requirements of IFRS 10 and those of IAS 28 (2011) in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) the entire generated gain or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The effective date for these amendments is yet to be determined because the IASB is awaiting the results of its research project on the equity method accounting. These amendments must be applied retrospectively and early adoption is permitted, which must be disclosed. The Bank's management will await the new effective date to evaluate the potential effects of these amendments. Amendments to IFRS 16 - Lease liability on a sale and leaseback. On September 22, 2022, the IASB issued this amendment which clarifies how a selling lessee subsequently measures sale and leaseback transactions that meet the requirements of IFRS 15 to be accounted for as a sale. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease. The effective date for the amendments is January 01, 2024. The Bank’s management is assessing the potential impact of the adoption of this amendment on its Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 61 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Amendment to IAS 1 Presentation of Financial Statements - Non-current Liabilities with Covenants On October 31, 2022, Amendments to IAS 1 was issued, which aims to improve the information companies provide about long-term debt with covenants. Such amendment specifies that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The IASB expects the amendments to improve the information a company provides about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable early. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted. The Bank’s management is assessing the potential impact of the adoption of this amendment on its Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 62 Note 4 - Accounting Changes There are no new standards to be adopted in the Interim Consolidated Financial Statements as of March 31, 2023.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 63 Note 5 - Significant Events During the three months periods ended as of March 31, 2023, the following significant events have influenced the operations of the Bank and its subsidiaries or these Interim Consolidated Financial Statements: BANCO ITAÚ CHILE Notice of Ordinary Shareholders’ Meeting 2023 Through essential event dated February 22, 2023, the Board of Directors agreed to call an Ordinary Shareholders' Meeting for April 20, 2023, which will be held remotely. The Bank learns of the intention of its controlling shareholder, Itaú Unibanco Holding S.A., to carry out a takeover bid Through essential event dated March 2, 2023, the CMF was informed that Itaú Corpbanca learned of the intention of its controlling shareholder, Itaú Unibanco Holding S.A. ("Itaú Unibanco") -owner of approximately 65.62% of the issued, subscribed and fully paid shares of the Bank- to conduct, directly or indirectly through its related companies, a takeover bid to acquire up to all of the shares of the Bank not owned by Itaú Unibanco (the "Takeover Bid"), representing approximately 34.38% of the issued, subscribed and paid shares of the Bank as of this date, including those represented by American Depositary Shares ("ADSs"), each representing 1,500 shares; the number of shares subject to the Takeover Bid could be affected as a result of the reverse stock split agreed at the Bank’s Extraordinary Shareholders’ Meeting held on January 19, 2023 and currently under analysis by the Financial Market Commission ("CMF"). In fact, by virtue of a relevant event (fato relevante) dated March 2 of this year, disclosed by Itaú Unibanco (on its website https://www.itau.com.br/relacoes-com-investidores/en/) exclusively for information purposes and without constituting a takeover bid, Itaú Unibanco informed that, at a meeting of its board of directors held on the same date, it approved the hiring of advisors to begin work related to the takeover bid. As reported by Itaú Unibanco: (a) The takeover bid has not yet commenced and is expected to be completed during the first half of 2023; (b) The acquisition of the Bank’s shares subject to the takeover bid will be subject to the fulfillment of customary conditions for this type of transaction, including the authorization of the Central Bank of Brazil (BACEN) and the CMF; and (c) The acquisition price to be offered in the takeover bid will be Ch$2 (two Chilean pesos, legal currency in Chile) per share, which represents, as of this date, a premium of approximately 10% over the weighted average price of the Bank's shares traded at the Santiago Stock Exchange during the last 60 trading days. The aforementioned price will be adjusted to reflect any distribution agreement and/or the payment of dividends by Itaú Corpbanca. In addition, the price per share may be adjusted to reflect the reverse stock split referred to above.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 64 Note 5 - Significant Events, continued Approval by the CMF of the Amendment of Bylaws and Election of the Board of Directors at the Next Ordinary Shareholders’ Meeting On March 28, 2023, the Financial Market Commission approved through Resolution No. 2.215, dated March 28, 2023, the amendment of the bylaws agreed at the Bank’s Extraordinary Shareholders' Meeting held on January 19, 2023, whereby, among other matters, the following was agreed: (i) decrease the number of regular directors from eleven to seven and the number of alternate directors from two to one, and (ii) decrease the number of shares into which the Bank’s capital is divided from 973,517,871,202 to 216,347,305, without modifying the amount of the Bank's subscribed and paid-in capital (the "reverse stock split"). Considering the aforementioned approval of the reduction in the number of Bank’s directors, and as informed through Essential Event dated February 22, 2022 on the occasion of the call to the Bank's Ordinary Shareholders’ Meeting (the "Meeting") for April 20, 2023, at 10:00 a.m., it is hereby informed that the Meeting will address the matters related to the knowledge of the Ordinary Shareholders’ Meeting, including the matter corresponding to the election of the Bank’s Board of Directors. Change of the Bank’s Business Name Also, by Resolution No. 2.215, dated March 28, 2023, the Financial Market Commission approved the change of the Bank’s business name to Banco Itaú Chile, as well as the use of the fantasy names "Itaú", "Itaú Chile" and/or "Banco Itaú", as agreed at the Bank’s Extraordinary Shareholders' Meeting held on January 19, 2023. See update in Note 49 Subsequent events. Proposed Dividend Distribution On March 28, the Financial Market Commission was informed by means of and essential event that at the Ordinary Board of Directors’ Meeting held on March 28, the Board of Directors of Itaú Corpbanca (the "Bank") confirmed its agreement to propose to the Ordinary Shareholders’ Meeting, to be held on April 20, 2023, the distribution of 30% of the profits for 2022, which corresponds to Ch$130,123,237,338, as a dividend to the shareholders, among the total 973,517,871,202 validly issued shares of the Bank and that, therefore, if approved as indicated, a dividend of $0.1336629158920 per share would be distributed. In addition, this essential event indicates that it will be proposed to the Shareholders’ Meeting that the remaining 70% of the profits be retained. Approved dividends will be available to shareholders from April 25, 2023. Therefore, shareholders who are registered in the Shareholders’ Register at midnight on April 19, 2023, i.e., those who are registered in the Shareholders’ Register 5 business days prior to the payment date, will be entitled to receive dividends. Placement of debt securities in the local market As of March 31, 2023, the following debt security placements have been made: Date of placement Serie Currency Amount placed Date of maturity 03-01-2023 BITADP0222 UF 1.500.000 09-08-2034 09-01-2023 BITADP0322 UF 2.000.000 09-09-2032 27-03-2023 BITADP0422 UF 2.500.000 09-10-2031

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 65 Note 6 - Reporting Segments Segment reporting is determined by the Bank on the basis of its operating segments (Chile, which includes the New York branch, and Colombia, which includes Panama), which are differentiated mainly by the risks and returns that affect them. The reportable segments and the criteria used to inform the Bank's highest decision-making authority are in accordance with IFRS 8 "Operating segments". a) Segments Accordingly, the descriptions of each operating segment are as follows: (i) Chile The Bank's commercial activities in Chile are mainly located in the domestic market, the operations have been strategically aligned in five commercial areas directly related to the needs of its customers and the Bank's strategy, being these: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services. The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance. (ii) Colombia Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it. The commercial activities of this segment are carried out by Itaú Colombia S.A. and its subsidiaries. The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the three months periods ended as of March 31, 2023 and December 31, 2022 . b) Geographic Information Banco Itaú Chile reports revenue by segment from external customers that is: • Attributed to the entity’s country of domicile and • Attributed, in aggregate, to all foreign countries where the entity obtains revenue. When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panama) S.A. and Itaú Corredores de Seguros Colombia S.A.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 6 - Reporting Segments, continued

Interest income and expense and repricing income and expense information for the three months ended as of March 31, 2023 and 2022, for these geographic areas is shown below:

	As of March 31, 2023			As of March 31, 2022		
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	542,294	141,910	684,204	270,501	96,816	367,317
Interest expense	(331,713)	(104,696)	(436,409)	(127,117)	(41,980)	(169,097)
Net interest income	**210,581**	**37,214**	**247,795**	**143,384**	**54,836**	**198,220**
Interest income	120,530	—	120,530	199,309	—	199,309
Indexation expense	(109,788)	—	(109,788)	(151,102)	—	(151,102)
Net indexation income	**10,742**	**—**	**10,742**	**48,207**	**—**	**48,207**

c) Information on assets, liabilities and results of operations

Segment information is presented for assets, liabilities and income for the period, according to the main items described in the BCAS.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 66

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 6 - Reporting Segments, continued

c.1) Assets and liabilities

	Notes	As of March 31, 2023			As of December 31, 2022		
		Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS							
Cash and bank deposits	7	1,825,688	218,160	2,043,848	2,679,389	363,854	3,043,243
Cash in process of collection	7	1,063,471	6,664	1,070,135	494,501	493	494,994
Financial assets held for trading at fair value through profit or loss	8	3,622,495	405,936	4,028,431	3,689,694	346,250	4,035,944
Financial derivative contracts	8	3,204,022	130,120	3,334,142	3,468,512	149,280	3,617,792
Debt financial instruments	8	268,372	264,636	533,008	183,629	186,925	370,554
Other	8	150,101	11,180	161,281	37,553	10,045	47,598
Financial assets not held for trading mandatorily measured at fair value through profit or loss	9	48,994	—	48,994	53,206	—	53,206
Financial assets designated at fair value through profit and loss	10	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	11	4,330,656	370,541	4,701,197	3,348,889	227,042	3,575,931
Debt financial instruments	11	4,330,656	364,151	4,694,807	3,348,889	222,549	3,571,438
Other	11	—	6,390	6,390	—	4,493	4,493
Financial derivative contracts for hedge accounting	12	90,881	27,111	117,992	101,418	37,130	138,548
Financial assets at amortized cost	13	22,991,515	4,078,929	27,070,444	23,065,594	4,228,088	27,293,682
Rights under repurchase agreements and securities lending agreements	13	59,724	54,424	114,148	63,154	99,620	162,774
Debt financial instruments	13	868,664	285,047	1,153,711	880,026	301,458	1,181,484
Interbank loans	13	16,004	7,705	23,709	25,051	20,585	45,636
Loans and receivables - Commercial	13	13,366,630	2,471,757	15,838,387	13,547,159	2,458,556	16,005,715
Loans and receivables - Housing	13	6,444,417	601,288	7,045,705	6,366,953	626,138	6,993,091
Loans and accounts receivable - Consumer	13	2,236,076	658,708	2,894,784	2,183,251	721,731	2,904,982
Investments in companies	14	17,100	5,480	22,580	16,706	5,668	22,374
Intangible assets (1)	15	660,086	28,915	689,001	664,115	29,675	693,790
Property, plant and equipment	16	24,680	12,796	37,476	26,191	13,866	40,057
Assets for right to use leased property	17	93,393	13,292	106,685	95,532	14,146	109,678
Current taxes	18	64,577	30,130	94,707	50,690	37,663	88,353
Deferred tax liabilities	18	254,875	72,883	327,758	194,578	74,529	269,107
Other assets	19	414,121	77,625	491,746	558,111	71,572	629,683
Non-current assets and disposal groups for sale	20	7,687	9,100	16,787	7,183	8,526	15,709
Total		**35,510,219**	**5,357,562**	**40,867,781**	**35,045,797**	**5,458,502**	**40,504,299**

(1) Includes Goodwill generated in business combination between Banco Itaú Chile and Corpbanca totaling MCh$492,512 as of March 31, 2023 (MCh$492,512 as of December 31, 2022).

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 67

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 6 - Reporting Segments, continued

	Notes	As of March 31, 2023			As of December 31, 2022		
		Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES							
Cash in process of being cleared	7	1,142,612	13	1,142,625	456,948	9	456,957
Financial liabilities held for trading at fair value through profit or loss	21	3,002,570	128,546	3,131,116	3,270,449	155,692	3,426,141
Financial derivative contracts	21	3,002,570	128,546	3,131,116	3,270,449	155,692	3,426,141
Other	21	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	10	—	—	—	—	—	—
Financial derivative contracts for hedge accounting	12	89,591	22,843	112,434	201,590	17,143	218,733
Financial liabilities at amortized cost	22	26,101,294	4,407,713	30,509,007	25,821,972	4,422,817	30,244,789
Deposits and other demand deposits	22	3,743,584	1,600,419	5,344,003	3,771,795	1,783,390	5,555,185
Deposits and other time deposits	22	11,231,338	1,584,582	12,815,920	11,212,884	1,490,769	12,703,653
Obligations under repurchase agreements and securities loans	22	244,624	189,721	434,345	288,447	65,641	354,088
Obligations with banks	22	4,114,656	619,770	4,734,426	4,068,308	660,015	4,728,323
Debt instruments issued	22	6,469,149	413,221	6,882,370	6,124,805	423,002	6,547,807
Other financial obligations	22	297,943	—	297,943	355,733	—	355,733
Obligations under lease agreements	17	76,613	13,913	90,526	79,846	14,729	94,575
Regulatory capital financial instruments issued	23	1,074,200	161,301	1,235,501	1,070,933	192,236	1,263,169
Provisions for contingencies	24	59,754	48,872	108,626	85,426	53,121	138,547
Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued	25	152.558	—	152,558	130,123	—	130,123
Special provisions for credit risk	26	194,895	26,170	221,065	197,401	29,670	227,071
Current taxes	18	—	504	504	—	77	77
Deferred tax liabilities	18	—	—	—	—	—	—
Other liabilities	27	737,683	61,743	799,426	902,059	79,299	981,358
Liabilities included in disposable groups for sale	20	—	—	—	—	—	—
Total		32,631,770	4,871,618	37,503,388	32,216,747	4,964,793	37,181,540

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 68

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 6 - Reporting Segments, continued

c.2) Income for the three months periods ended as of March 31, 2023 and 2022:

	Notes	For the three months periods ended as of 31 March 31,					
		2023			2022		
		Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	30	210,581	37,214	247,795	143,384	54,836	198,220
Net indexation income	31	10,742	—	10,742	48,207	—	48,207
Net commission income	32	37,348	8,232	45,580	35,192	6,540	41,732
Assets and liabilities held for trading	33	(57,382)	(3,544)	(60,926)	36,583	(18,725)	17,858
Financial assets not held for trading mandatorily measured at fair value through profit or loss	33	(143)	—	(143)	—	—	—
Gain or loss on derecognition of financial assets and liabilities not measured at fair value through profit or loss	33	599	1,484	2,083	(2,584)	(146)	(2,730)
Foreign exchange, restatement and accounting hedging of foreign currencies	33	12,394	14,750	27,144	(52,345)	16,396	(35,949)
Reclassifications of financial assets due to change in business model	33	—	—	—	—	—	—
Other financial result	33	380	—	380	1,012	—	1,012.000
Net financial income (loss)		**(44,152)**	**12,690**	**(31,462)**	**(17,334)**	**(2,475)**	**(19,809)**
Income (loss) from investment in companies	34	326	1,411	1,737	191	1,571	1,762
Income (loss) from non-current assets and disposal groups not eligible for discontinued operations	35	251	(216)	35	(215)	(1,055)	(1,270)
Other operating income	36	1,805	1,362	3,167	1,814	6,931	8,745
Expenses for employee benefit obligations	37	(59,885)	(19,026)	(78,911)	(51,827)	(21,666)	(73,493)
Administrative expenses	38	(44,873)	(20,667)	(65,540)	(44,982)	(20,917)	(65,899)
Depreciation and amortization	39	(21,817)	(3,149)	(24,966)	(18,679)	(4,030)	(22,709)
Impairment of non-financial assets		—	—	—	—	—	—
Other operating expenses (1)	36	(1,906)	(643)	(2,549)	(5,485)	(3,123)	(8,608)
Operating income before credit losses		**88,420**	**17,208**	**105,628**	**90,266**	**16,612**	**106,878**
Provisions for credit risk due from banks and loans and accounts receivable from clients	41	(84,898)	(22,052)	(106,950)	(29,657)	(15,276)	(44,933)
Special provisions for credit risk	41	943	2,664	3,607	(8,069)	510	(7,559)
Recovery of written-off loans	41	9,953	2,709	12,662	10,349	4,637	14,986
Impairment for credit risk on other financial assets not measured at fair value through profit or loss	41	205	15	220	(12)	33	21
Operating income (loss)		**14,623**	**544**	**15,167**	**62,877**	**6,516**	**69,393**
Income tax	18	57,761	1,867	59,628	39,427	(2,653)	36,774
Tax on discontinued operations	18	—	—	—	—	—	—
Consolidated consolidated income (loss) for the period		**72,384**	**2,411**	**74,795**	**102,304**	**3,863**	**106,167**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 69

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 70 Note 7 - Cash and Cash Equivalents a) Cash and Cash Equivalents detail The detail of balances included under cash and cash equivalents is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Cash and bank deposits Cash 220,190 275,172 Deposits in the Central Bank of Chile (i) 708,705 1,284,810 Deposits in foreign Central Banks 777,578 1,034,229 Deposits in local banks 36,661 20,744 Deposits in foreign banks 300,714 428,288 Subtotals cash and deposits in banks 2,043,848 3,043,243 Cash items in process of collection, net (ii) (72,490) 38,037 Highly liquid financial instruments (iii) 1,670,360 2,090,058 Total cash and cash equivalents 3,641,718 5,171,338 i) The level of funds in cash and at the Central Bank of Chile responds to reserve requirement regulations that the Bank must maintain on average in monthly periods. ii) See letter b. “Cash in process of collection and in process of being cleared” on the next page. iii) Highly liquid financial instruments: Corresponds to financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income whose maturity does not exceed three months from the date of acquisition and the detail is as follows: b) Cash in the process of collection, net These correspond to transactions in which only the settlement that will increase or decrease the funds in the Central Bank of Chile or in banks abroad, normally within 12 or 24 business hours following the close of each period, remains to be settled: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Assets Documents held by other banks (documents to be cleared) 32,762 35,733 Funds receivable 1,037,373 459,261 Subtotal - assets 1,070,135 494,994 Liabilities Funds payable 1,142,625 456,957 Subtotal - liabilities 1,142,625 456,957 Cash in the process of collection, net (72,490) 38,037

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss

a) As of March 31, 2023 and December 31, 2022, the detail of financial assets held for trading at fair value through profit or loss is as follows:

	As of March 31, 2023	As of December 31, 2022
	Assets	Assets
	MCh$	MCh$
Derivatives held for trading	3,334,142	3,617,792
Debt financial instruments	533,008	370,554
Other financial instruments held for trading	161,281	47,598
Total	**4,028,431**	**4,035,944**

b) Portfolio detail

As of March 31, 2023 and December 31, 2022 , the portfolio of financial derivative instruments held for trading purposes is as follows

	As of March 31, 2023								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for trading									
Currency forwards	—	6,993,246	1,645,560	3,079,135	1,163,825	32,173	143,162	**13,057,101**	498,224
Currency swaps	—	158,221	550,452	1,617,242	3,921,127	2,423,812	4,814,925	**13,485,779**	1,332,665
Interest rate swaps	—	584,482	2,834,439	4,917,508	8,828,247	4,808,821	9,979,577	**31,953,074**	1,502,788
Call options	—	10,205	17,364	3,734	—	—	—	**31,303**	77
Put options	—	—	239	119	7,800	—	—	**8,158**	388
Total	**—**	**7,746,154**	**5,048,054**	**9,617,738**	**13,920,999**	**7,264,806**	**14,937,664**	**58,535,415**	**3,334,142**

	As of December 31, 2022								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for trading									
Currency forwards	—	5,884,782	2,088,158	2,585,223	992,045	151,944	143,162	11,845,314	435,849
Currency swaps	—	356,267	794,627	1,785,480	3,610,306	2,388,987	4,686,177	13,621,844	1,293,810
Interest rate swaps	—	435,714	2,008,610	6,526,529	7,490,539	4,922,886	10,734,630	32,118,908	1,887,481
Call options	—	2,268	4,543	24,054	3,727	—	—	34,592	652
Put options	—	—	—	—	—	—	—	—	—
Total	**—**	**6,679,031**	**4,895,938**	**10,921,286**	**12,096,617**	**7,463,817**	**15,563,969**	**57,620,658**	**3,617,792**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 71

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 72 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss, continued As of March 31, 2023 and December 31, 2022 , the portfolio of the debt financial instruments and other financial instruments is as follows: As of March 31, As of December 31, 2023 2022 Debt Financial Instruments MCh$ MCh$ Chilean Central Bank and Government securities 210,243 160,751 Other local financial instruments 58,129 22,878 Foreign financial instruments 264,636 186,925 Subtotal 533,008 370,554 Other financial instruments Investments in Mutual Funds 61,176 47,598 Equity instruments — — Loans originated and acquired by the entity 100,105 — Other — — Subtotal 161,281 47,598 Total 694,289 418,152 As of March 31, 2023 and December 31, 2022, this includes MCh$117,266 and MCh$161,018, respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note No. 7 "Cash and Cash Equivalents".

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 73 Note 9 - Financial Assets Not Held for Trading Mandatorily Measured at Fair Value Through Profit or Loss As of March 31, 2023 and December 31, 2022 , the Bank maintains non-trading financial assets which are mandatorily carried at fair value through profit or loss, as per the following detail: Fair Value As of March 31, As of December 31, 2023 2022 Debt financial instruments MCh$ MCh$ Chilean Central Bank and Government securities Central Bank of Chile debt financial instruments — — Chilean Theasury bonds — — Other govement securities — — Subtotal — — Other local institutions financial instruments Debt financial instruments of other banks — — Bonds and bills of exchange issued by domestic companies — — Other local institutions investments — — Subtotal — — Foreign institutions financial instruments Foreign Central Banks financial instruments — — Foreign Govemments financial instruments — — Financial debt instruments of other banks — — Corporate bonds — — Other financial instruments — — Subtotal — — Other financial instruments Mutual fund investments Mutual funds managed by related companies — — Mutual funds managed by third parties — — Subtotal — — Loans originated and acquired by the entity Interbank loans — — Commercial loans 48,994 53,206 Mortgage loans — — Consumer loans — — Other — — Subtotal 48,994 53,206 Total 48,994 53,206

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 74 Note 10 - Financial Assets and Liabilities Designated at Fair Value Through Profit or Loss As of March 31, 2023 and December 31, 2022 , the Bank does not have assets and liabilities designated at fair value through profit or loss.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income

a) As of March 31, 2023 and December 31, 2022, the composition of financial assets at fair value through other comprehensive income is as follows:

Debt financial instruments	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Government and Central Bank of Chile instruments		
Central Bank of Chile debt financial instruments	2,137,530	2,227,029
Chilean Theasury bonds	1,749,317	618,208
Other govement securities	107,793	126,669
Subtotal	**3,994,640**	**2,971,906**
Other local institutions financial instruments		
Debt financial instruments of other banks	18,370	114,567
Bonds and bills of exchange issued by domestic companies	—	—
Other local institutions investments	83,387	90,790
Subtotal	**101,757**	**205,357**
Foreign institutions financial instruments		
Foreign Central Banks financial instruments	—	—
Foreign Govemments financial instruments	341,355	161,825
Financial debt instruments of other banks	156,371	129,247
Corporate bonds	10,278	10,921
Other financial instruments	90,406	92,182
Subtotal	**598,410**	**394,175**
Other financial instruments	—	—
Loans originated and purchased by the entity		
Interbank loans	—	—
Commercial placements	—	—
Mortgage loans	—	—
Consumer loans	—	—
Subtotal	—	—
Other		
Other	**6,390**	4,493
Subtotal	6,390	4,493
Total	**4,701,197**	**3,575,931**

As of March 31, 2023 and December, 31, 2022, includes MCh$1,438,946 and MCh$1,766,265 respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note No. 7 "Cash and Cash Equivalents".

As of March 31, 2023 and December, 31, 2022, the FVTOCI portfolio includes unrealized gains (losses) of MCh$2,038 and MCh$(30,427), respectively, presented in equity in valuation accounts attributable to owners of MCh$1,978 and MCh$(28,959), and losses of MCh$60 and MCh$1,468 attributable to non-controlling interest.

As of March 31, 2023 and December, 31, 2022, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of MCh$169,239 and MCh$200,096 respectively, pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 75

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued

b) Impairment of debt instruments at fair value through other comprehensive income.

As of March 31, 2023 and December 31, 2022 the value of debt instruments classified at fair value through other comprehensive income include the impairment movements shown below:

	Financial instruments at FVTOCI			
	Expected loss from credit risk (ECL)			
	Stage 1	Stage 2	Stage 3	
	12 months	Permanent	Permanent	Total
Balances as of January 1, 2023	**(303)**	**—**	**—**	**(303)**
Changes in the allowances	—	—	—	**—**
Transfers to stage 1	—	—	—	**—**
Transfers to stage 2	—	—	—	**—**
Transfers to stage 3	—	—	—	**—**
Increases due to changes in credit risk	(7)	—	—	**(7)**
Decrease due to changes in credit risk	80	—	—	**80**
Charge-Offs	138	—	—	**138**
Changes due to modifications that did not result in derecognition	39	—	—	**39**
New financial assets originated or purchased	(48)	—	—	**(48)**
Financial assets that have been derecognized	2	—	—	**2**
Changes in models/risk parameters (1)	—	—	—	**—**
Foreign exchange and other movements	(116)	—	—	**(116)**
As of March 31, 2023	**(215)**	**—**	**—**	**(215)**

(1) On July 5, 2022, through letter to management No. P2201534, the Financial Market Comission established that banks must recognize the impairment of all (sovereign or other) instruments. According to the evaluation made by the Bank, the effect is recognized prospectively as a change in estimate according to IAS 8.

	Financial instruments at FVTOCI			
	Expected loss from credit risk (ECL)			
	Stage 1	Stage 2	Stage 3	
	12 months	Permanent	Permanent	TOTAL
Balances as of January 1, 2022	**128**	**—**	**—**	**128**
Changes in the allowances	—	—	—	**—**
Transfers to stage 1	—	—	—	**—**
Transfers to stage 2	—	—	—	**—**
Transfers to stage 3	—	—	—	**—**
Increases due to changes in credit risk	125	—	—	**125**
Decrease due to changes in credit risk	—	—	—	**—**
Charge-Offs	(148)	—	—	**(148)**
Changes due to modifications that did not result in derecognition	(3)	—	—	**(3)**
New financial assets originated or purchased	260	—	—	**260**
Financial assets that have been derecognized	(49)	—	—	**(49)**
Changes in models/risk parameters	(3)	—	—	**(3)**
Foreign exchange and other movements	(7)	—	—	**(7)**
As of December 31, 2022	**303**	**—**	**—**	**303**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 76

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 77 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued c) Unrealized portfolio gains and losses on financial assets at fair value through other comprehensive income The unrealized gains and losses on FVTOCI portfolio As of March 31, 2023 and December 31, 2022 are detailed below: As of March 31, 2023 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 3,996,739 (13,400) 11,301 3,994,640 Chilean Central Bank instruments 2,137,469 (199) 260 2,137,530 Chilean Treasury bonds 1,741,598 (3,322) 11,041 1,749,317 Other goverment securities 117,672 (9,879) — 107,793 Other local institutions financial instruments 105,989 (4,232) — 101,757 Debt financial instruments of other local banks 19,150 (780) — 18,370 Mortgage finance bonds — — — — Other local financial investments 86,839 (3,452) — 83,387 Foreign institutions financial instruments 588,673 (9,850) 19,587 598,410 Foreign Central Banks financial instruments 329,189 (6,820) 18,986 341,355 Foreign Governments financial instruments 156,252 (482) 601 156,371 Financial debt instruments of other banks 10,291 (13) — 10,278 Other debt financial instruments issued abroad 92,941 (2,535) — 90,406 Unlisted investments in active markets — — — — Corporate bonds — — — — Other financial instruments 7,758 (1,368) — 6,390 Loans originated and acquired by the entity — — — — Other 7,758 (1,368) — 6,390 Total 4,699,159 (28,850) 30,888 4,701,197

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 78 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued As of December 31, 2022 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 2,993,204 (21,979) 681 2,971,906 Chilean Central Bank instruments 2,226,666 (272) 635 2,227,029 Chilean Treasury bonds 625,317 (7,155) 46 618,208 Other goverment securities 141,221 (14,552) — 126,669 Other local institutions financial instruments 209,974 (4,765) 148 205,357 Debt financial instruments of other local banks 115,391 (972) 148 114,567 Mortgage finance bonds — — — — Other local financial investments 94,583 (3,793) — 90,790 Foreign institutions financial instruments 395,205 (17,115) 16,085 394,175 Foreign Central Banks financial instruments 156,793 (9,739) 14,771 161,825 Foreign Governments financial instruments 128,850 (917) 1,314 129,247 Financial debt instruments of other banks 10,941 (20) — 10,921 Other debt financial instruments issued abroad 98,621 (6,439) — 92,182 Unlisted investments in active markets — — — — Corporate bonds — — — — Other financial instruments 7,975 (3,482) — 4,493 Loans originated and acquired by the entity — — — — Other 7,975 (3,482) — 4,493 Total 3,606,358 (47,341) 16,914 3,575,931

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting

a) As of March 31, 2023 and December 31, 2022 the portfolio of derivative financial instruments held for accounting hedging purposes is as follows:

	As of March 31, 2023									
	Notional amount								Notional amount Fair value	
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives for hedging										
Fair value hedges										
Currency forwards	—	—	—	—	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	27,040	49,707	473,282	749,199	689,880	1,441,944	3,431,052	41,757	66,700
Subtotals	—	27,040	49,707	473,282	749,199	689,880	1,441,944	3,431,052	41,757	66,700
Cash flow hedging derivatives										
Currency forwards	—	21,566	70,171	2,499,407	—	—	—	2,591,144	12,261	26,919
Currency swaps	—	19,284	15,917	19,897	—	—	57,237	112,335	10,568	—
Interest rate swaps	—	—	504,484	1,378,654	1,267,800	253,650	—	3,404,588	44,104	17,936
Subtotals	—	40,850	590,572	3,897,958	1,267,800	253,650	57,237	6,108,067	66,933	44,855
Hedging of net investment in a foreign operation										
Currency forwards	—	95,872	124,097	64,513	—	—	—	284,482	9,302	879
Subtotals	—	95,872	124,097	64,513	—	—	—	284,482	9,302	879
Totals	—	163,762	764,376	4,435,753	2,016,999	943,530	1,499,181	9,823,601	117,992	112,434

	As of December 31, 2022									
	Notional								Fair value	
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives for hedging										
Fair value hedges										
Currency forwards	—	—	—	—	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	28,597	35,316	360,903	567,411	593,036	1,462,231	3,047,494	41,517	104,109
Subtotals	—	28,597	35,316	360,903	567,411	593,036	1,462,231	3,047,494	41,517	104,109
Cash flow hedging derivatives										
Currency forwards	—	—	867,596	787,914	—	—	—	1,655,510	23,764	107,423
Currency swaps	—	—	—	58,643	—	—	48,557	107,200	8,865	421
Interest rate swaps	—	—	—	528,099	541,700	200,250	—	1,270,049	35,754	4,252
Subtotals	—	—	867,596	1,374,656	541,700	200,250	48,557	3,032,759	68,383	112,096
Hedging of net investment in a foreign operation										
Currency forwards	—	135,908	124,929	32,927	—	—	—	293,764	28,648	2,528
Subtotals	—	135,908	124,929	32,927	—	—	—	293,764	28,648	2,528
Totals	—	164,505	1,027,841	1,768,486	1,109,111	793,286	1,510,788	6,374,017	138,548	218,733

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 79

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued

b) Hedge accounting

b.1) Fair value hedges

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Interim Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

	As of March 31, 2023									
	Notional amount									
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used in measuring effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Commercial and mortgage loans	—	2,951	6,197	84,323	142,408	72,726	139,917	**448,522**	7,817	2.00
Mortgage loans (1)	—	—	—	—	—	—	—	—	—	—
Time deposits and other deposits										
Time deposits and other deposits	—	11,049	43,510	244,959	258,920	—	—	**558,438**	(5,064)	2.23
Investment instrumentsa at FVTOCI										
Bonds of the general treasury of the republic	—	13,040	—	44,000	302,526	179,576	88,903	**628,045**	(6,435)	393.34
Bonds with banks										
Interbank loans	—	—	—	—	—	—	—	—	—	—
Debt instruments issued	—	—	—	—	—	—	—	—	—	—
Current bonds	—	—	—	100,000	45,345	437,578	1,213,124	**1,796,047**	(43,294)	1.42
Totals	**—**	**27,040**	**49,707**	**473,282**	**749,199**	**689,880**	**1,441,944**	**3,431,052**	**(46,976)**	
Hedging instrument										
Currency swaps	—	—	—	—	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	27,040	49,707	473,282	749,199	689,880	1,441,944	**3,431,052**	(46,976)	15.82
Totals	**—**	**27,040**	**49,707**	**473,282**	**749,199**	**689,880**	**1,441,944**	**3,431,052**	**(46,976)**	

(1) Colombia: The information presented contemplates the effects on the hedge that are generated by prepayments, so the cash flows of the hedged item and the hedging instrument are not perfectly matched.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 80

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued

	As of December 31, 2022									
	Notional amount									
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used in measuring effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Commercial and mortgage loans	—	3,591	6,600	83,194	143,247	73,050	154,840	**464,522**	12,619	4.00
Mortgage loans (1)	—	—	—	—	—	—	—	**—**	—	—
Time deposits and other deposits										
Time deposits and other deposits	—	25,006	28,716	119,660	154,633	10,108	—	**338,123**	10,491	1.30
Investment instrumentsa at FVTOCI										
Bonds of the general treasury of the republic	—	—	—	58,049	224,464	78,013	110,107	**470,633**	9,099	388.35
Bonds with banks										
Interbank loans	—	—	—	—	—	—	—	**—**	—	—
Debt instruments issued	—	—	—	—	—	—	—	**—**	—	—
Current bonds	—	—	—	100,000	45,067	431,865	1,197,284	**1,774,216**	(85,506)	1.42
Totals	**—**	**28,597**	**35,316**	**360,903**	**567,411**	**593,036**	**1,462,231**	**3,047,494**	**(53,297)**	
Hedging instrument										
Currency swaps	—	—	—	—	—	—	—	**—**	—	—
Currency forwards	—	—	—	—	—	—	—	**—**	—	—
Interest rate swaps	—	28,597	35,316	360,903	567,411	593,036	1,462,231	**3,047,494**	(53,134)	14.54
Totals	**—**	**28,597**	**35,316**	**360,903**	**567,411**	**593,036**	**1,462,231**	**3,047,494**	**(53,134)**	

(1) Colombia: The information presented contemplates the effects on the hedge that are generated by prepayments, so the cash flows of the hedged item and the hedging instrument are not perfectly matched.

The following is an estimate of the periods in which the flows are expected to occur:

Projected flows for interest rate risk:

	As of March 31, 2023							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items								
Cash flow income (1)	—	2,287	700	16,770	175,192	61,129	82,668	**338,746**
Cash outflows	—	(12,615)	(47,859)	(264,970)	(307,963)	(39,460)	(66,617)	**(739,484)**
Net cash flows	**—**	**(10,328)**	**(47,159)**	**(248,200)**	**(132,771)**	**21,669**	**16,051**	**(400,738)**
Hedging instruments (2)								
Cash outflows	—	(2,287)	(700)	(16,770)	(175,192)	(61,129)	(82,668)	**(338,746)**
Cash inflows	—	12,615	47,859	264,970	307,963	39,460	66,617	**739,484**
Net cash flows	**—**	**10,328**	**47,159**	**248,200**	**132,771**	**(21,669)**	**(16,051)**	**400,738**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 81

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued

	As of December 31, 2022							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items								
Cash inflows (1)	—	1,332	4,042	14,527	169,279	32,793	37,173	**259,146**
Cash outflows	—	(26,708)	(33,237)	(138,613)	(203,524)	(49,755)	(71,219)	**(523,056)**
Net cash flows	**—**	**(25,376)**	**(29,195)**	**(124,086)**	**(34,245)**	**(16,962)**	**(34,046)**	**(263,910)**
Hedging instruments (2)								
Cash outflows	—	(1,332)	(4,042)	(14,527)	(169,279)	(32,793)	(37,173)	**(259,146)**
Cash inflows	—	26,708	33,237	138,613	203,524	49,755	71,219	**523,056**
Net cash flows	**—**	**25,376**	**29,195**	**124,086**	**34,245**	**16,962**	**34,046**	**263,910**

(1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity.

(2) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Cash flow hedges

Cash flow hedges are used by the Bank mainly to:

- Reduce the volatility of cash flows on inflation-adjusted Interim Statement of Financial Position items through the use of inflation forward contracts and combinations of peso and index-linked swap contracts.
- Fixing the rate of a portion of the short-term liability pool in pesos, reducing the risk of a significant portion of the Bank's funding cost, while maintaining the liquidity risk in the liability pool.
- Setting the funding source rate at a floating rate, reducing the risk of an increase in the cost of funds.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 82

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued

The notional amounts of hedged items and hedging instruments for March 31, 2023 and December 31, 2022 are presented below, according to their maturities:

	As of March 31, 2023									
	Notional Amount									
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used in measuring effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Loans (inflation-indexed)	—	—	—	2,212,795	—	—	—	**2,212,795**	(15,470)	34,946.61
Commercial loans (interest rate)	—	—	—	1,024,183	573,300	—	—	**1,597,483**	(14,870)	8.98
Time deposits and other deposits										
Time deposits	—	—	504,484	331,500	694,500	253,650	—	**1,784,134**	39,860	7.68
Financia instrumets at FVTOCI										
Chilean Treasury bonds	—	—	—	—	—	—	7,959	**7,959**	—	—
Debt instruments issued										
Senior bonds	—	—	—	22,971	—	—	49,278	**72,249**	—	—
Interbank borrowings										
Interbank loans	—	39,129	84,536	296,566	—	—	—	**420,231**	—	—
Forecast transaction										
Payment in USD	—	1,721	1,552	9,943			—	**13,216**	—	—
Total	**—**	**40,850**	**590,572**	**3,897,958**	**1,267,800**	**253,650**	**57,237**	**6,108,067**	**9,520**	
Hedging instrument										
Currency forwards	—	21,566	70,171	2,499,407	—	—	—	**2,591,144**	(15,470)	34,946.61
Currency swaps	—	19,284	15,917	19,897	—	—	57,237	**112,335**	—	—
Interest rate swaps	—	—	504,484	1,378,654	1,267,800	253,650	—	**3,404,588**	24,990	16.66
Total	**—**	**40,850**	**590,572**	**3,897,958**	**1,267,800**	**253,650**	**57,237**	**6,108,067**	**9,520**	

	As of December 31, 2022									
	Notional Amount									
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Inflation-indexed loans (C40 UF)	—	—	847,930	435,376	—	—	—	**1,283,306**	(105,528)	30,786.66
Trade receivables (interest rate)	—	—	—	—	447,200	90,000	—	**537,200**	(1,814)	7.74
Time deposits and other deposits										
Time deposits	—	—	—	504,484	94,500	110,250	—	**709,234**	31,668	6.11
Debt instruments issued										
Current bonds	—	—	—	23,615	—	—	48,557	**72,172**	—	—
Bonds with banks										
Interbank loans	—	—	14,896	400,543	—	—	—	**415,439**	—	—
Highly probable transaction										
Disbursement USD	—	—	4,770	10,638	—	—	—	**15,408**	—	—
Total	**—**	**—**	**867,596**	**1,374,656**	**541,700**	**200,250**	**48,557**	**3,032,759**	**(75,674)**	
Hedging instrument										
Currency forwards	—	—	867,596	787,914	—	—	—	**1,655,510**	(105,528)	30,786.66
Currency swaps	—	—	—	58,643	—	—	48,557	**107,200**	—	—
Interest rate swaps	—	—	—	528,099	541,700	200,250	—	**1,270,049**	29,854	13.85
Total	**—**	**—**	**867,596**	**1,374,656**	**541,700**	**200,250**	**48,557**	**3,032,759**	**(75,674)**	

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 83

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued

The following is an estimate of the periods in which the flows are expected to occur:

	As of March 31, 2023							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item								
Cash inflows	—	8,590	5,876	241,283	58,094	—	7,959	**321,802**
Cash outflows	—	(43,979)	(133,034)	(370,065)	(126,079)	(25,053)	(49,278)	**(747,488)**
Net cash flows	**—**	**(35,389)**	**(127,158)**	**(128,782)**	**(67,985)**	**(25,053)**	**(41,319)**	**(425,686)**
Hedging instrument (1)								
Cash inflows	—	(8,590)	(5,876)	(241,283)	(58,094)	—	(7,959)	**(321,802)**
Cash outflows	—	43,979	133,034	370,065	126,079	25,053	49,278	**747,488**
Net cash flows	**—**	**35,389**	**127,158**	**128,782**	**67,985**	**25,053**	**41,319**	**425,686**

	As of December 31, 2022							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item								
Flow income	—	1,881	46,623	70,074	63,596	12,534	—	**194,708**
Cash outflows	—	—	(19,666)	(485,097)	(25,635)	(6,722)	(48,557)	**(585,677)**
Net cash flows	**—**	**1,881**	**26,957**	**(415,023)**	**37,961**	**5,812**	**(48,557)**	**(390,969)**
Hedging instrument (1)								
Cash inflows	—	(1,881)	(46,623)	(70,074)	(63,596)	(12,534)	—	**(194,708)**
Cash outflows	—	—	19,666	485,097	25,635	6,722	48,557	**585,677**
Net cash flows	**—**	**(1,881)**	**(26,957)**	**415,023**	**(37,961)**	**(5,812)**	**48,557**	**390,969**

(1) Includes only that portion of the projected cash flows of the hedging instrument (derivative) that is used to hedge the risk defined in the hedging relationship.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 84

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued

The balance recognized in the Interim Consolidated Statements of Other Comprehensive Income for cash flow hedges as of March 31, 2023 and December 31, 2022 is presented below:

	As of March 31, 2023		As of December 31, 2022	
	Portion Effective	Portion Ineffective	Portion Effective	Portion Ineffective
	MCh$	MCh$	MCh$	MCh$
Hedged items				
Loans and receivables to customers				
Loans (inflation-indexed)	7,465	—	26,127	—
Commercial loans (interest rate)	5,253	75	51	1
Financia instrumets at FVTOCI				
Chilean Treasury bonds	(245)	—	—	—
Time deposits and other deposits				
Time deposits	7,590	(143)	(11,128)	—
Debt instruments issued				
Senior bonds	(1,836)	—	698	—
Interbank borrowings				
Interbank loans	(282)	—	(18,793)	—
Forecast transaction				
Payment in USD	1,022	—	23,939	—
Total	**18,967**	**(68)**	**20,894**	**1**

The effective portion generated by those cash flow derivatives was recognized in the Consolidated Interim Statements of Changes in Equity as of March 31, 2023 and December 31, 2022.

The ineffective portion generated by cash flow derivatives is due to the fact that both the hedged item and the item being hedged are not a mirror image of each other, which means that the variations in value attributable to rate and restatement components are not fully offset, but remain within the range of effectiveness defined by the standard.

The following table presents the results generated by the hedging instruments used in the cash flow hedge. The effective portion is recognized in other comprehensive income while the ineffective portion is recognized in the statement of profit or loss. The profit or loss recognized for the period ended March 31, 2023 and 2022 is presented below:

	Portion Effective	
Hedged item	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Hedged items		
Loans and receivables to customers		
Inflation-indexed loans (C40 UF)	(4,789)	2,676
Commercial loans (interest rate)	(6,178)	(925)
Time deposits and other deposits		
Time deposits	7,865	15,455
Financia instrumets at FVTOCI		
Chilean Treasury bonds	245	—
Debt instruments issued		
Current bonds	984	3,978
Bonds with banks		
Interbank loans	(587)	40,710
Highly probable transaction		
Disbursement USD	(212)	—
Total	**(2,672)**	**61,894**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 85

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued

b.3) Hedge of net investments in foreign operations

Banco Itaú Chile, parent company with Chilean peso functional currency, has investments in foreign businesses corresponding to a branch in New York and businesses in Colombia, As a result of the accounting treatment that these investments must receive, fluctuations in the value of the investments caused by the variability of the exchange rate between the Chilean peso in relation to the U,S, dollar and the Colombian peso generate changes in the value of the parent company's equity, The objective of the hedges is to safeguard the value of the equity by managing the exchange rate risk of the investments.

Hedges of a net investment in a foreign business, including the hedging of a monetary item that is accounted for as part of a net investment, will be recorded in a manner similar to cash flow hedges, where:

- The ineffective portion will be recognized in income,
- The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge will be recognized in equity; the effects are presented below:

	As of March 31, 2023											
	Notional amount											
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Effective portion of the year	Ineffective portion	Changes in fair value used in measuring effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items												
Net investment abroad in Panama	—	—	—	—	—	—	65,213	**65,213**	(2,694)	—	—	—
Net investment abroad in NY								—	(39,023)	—	27,579	949.62
Total	—	87,697	120,104	11,680	—	—	—	65,213	(41,717)	—	27,579	
Hedging instruments												
Currency forwards	—	95,872	124,097	64,513	—	—	—	**284,482**	(23,546)	—	8,677	816.74
Total	—	95,872	124,097	64,513	—	—	—	284,482	(23,546)	—	8,677	

	As of December 31, 2022											
	Notional amount											
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Effective portion of the year	Ineffective portion	Changes in fair value used in measuring effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items												
Net investment abroad in Panama	—	—	—	—	—	—	75,545	**75,545**	(2,694)	—	—	—
Net investment abroad in NY	—	109,110	109,422	—	—	—	—	**218,532**	(39,023)	—	27,579	949.62
Total	—	109,110	109,422	—	—	—	75,545	294,077	(41,717)	—	27,579	
Hedging instruments												
Currency forwards	—	135,908	124,929	32,927	—	—	—	**293,764**	(40,500)	—	27,579	949.62
Total	—	135,908	124,929	32,927	—	—	—	293,764	(40,500)	—	27,579	

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 86

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 87 Note 13 - Financial Assets at Amortized Cost The composition of the balances of financial assets at amortized cost as of March 31, 2023 and December 31, 2022 is as follows As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Financial assets at amortized cost Investments under resale agreements Transactions with domestic banks — — Transactions with foreign banks 39,568 99,620 Transactions with other entities in the country 59,725 63,154 Transactions with other entities abroad 14,855 — Accumulated impairment of financial assets at amortized cost — — Subtotal 114,148 162,774 Financial debt instruments Chilean Central Bank and Government securities 852,722 854,390 Other domestic financial debt instruments — — Foreign financial securities 301,007 327,128 Accumulated impairment of financial assets at amortized cost (18) (34) Subtotal 1,153,711 1,181,484 Interbank loans Local banks — — Provisions for accounts receivable from local banks — — Foreign banks 24,178 46,441 Provisions for loans with foreign banks (469) (805) Chilean Central Bank — — Foreign Central Banks — — Subtotal 23,709 45,636 Loans and accounts receivable from customers Commercial placements Commercial loans 12,744,001 12,800,391 Foreign trade loans 1,640,920 1,692,507 Accounts receivable 99,424 87,803 Credit card receivables 31,412 29,394 Factoring transactions 293,655 350,952 Commercial leasing transactions 936,881 943,590 Student loans 548,129 561,323 Other receivables and accounts receivable — — Mortgage loans and receivables Mortgage loans with letters of credit 12,509 13,368 Endorsable mutual mortgage loans 74,543 76,329 Loans with mortgage finance bonds — — Other mutual mortgage loans 6,697,937 6,628,799 Mortgage leasing transactions 264,223 274,536 Other mortgage loans and receivables 44,120 47,071 Consumer loans Consumer loans in installments 2,161,652 2,177,515 Accounts receivable 147,925 143,491 Credit card receivables 785,449 763,486 Consumer finance leasing transactions 684 669 Other receivables and accounts receivable 34,689 36,001 Provisions for credit risk Provisions for commercial loans (456,035) (460,245) Provisions for mortgage loans (47,627) (47,012) Provisions for consumer loans (235,615) (216,180) Subtotal 25,778,876 25,903,788 Total Financial Assets at amortized cost 27,070,444 27,293,682

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 88 Note 13 - Financial Assets at Amortized Cost, continued a) Rights under repurchase agreements and securities lending agreements As of March 31, 2023 and December 31, 2022, the composition of financial instruments acquired under resale agreements is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Transactions with domestic banks Reverse repurchase agreements with other banks — — Reverse repurchase agreements with Banco Central de Chile — — Securities lending rights — — Subtotal — — Transactions with foreign banks Reverse repurchase agreements with other banks 6,370 — Reverse repurchase agreements with foreign Central Banks 33,198 99,620 Securities lending rights — — Subtotal 39,568 99,620 Transactions with other entities in the country Reverse repurchase agreements 59,725 63,154 Securities lending rights — — Subtotal 59,725 63,154 Transactions with other entities abroad Reverse repurchase agreements 14,855 — Securities lending rights — — Subtotal 14,855 — Accumulated impairment of financial assets at amortized cost - Rights under repurchase agreements and securities lending agreements Financial assets without a significant increase in credit risk since initial recognition (step 1) — — Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2) — — Financial assets with credit deterioration (stage 3) — — Subtotal — — Totals 114,148 162,774

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 89 Note 13 - Financial Assets at Amortized Cost, continued b) Debt financial instruments As of March 31, 2023 and December 31, 2022, the composition of debt financial instruments classified at amortized cost is as follows: As of March 31, 2023 As of December 31, 2022 MCh$ MCh$ Of State and Banco Central de Chile Financial debt instruments of the Central Bank of Chile — — Bonds and promissory notes of the General Treasury of the Republic 852,722 854,390 Other tax debt instruments — — Subtotal 852,722 854,390 Other financial debt instruments issued in the country Debt financial instruments issued by other banks in the country — — Bonds and bills of exchange of domestic companies — — Other financial debt instruments issued in the country — — Subtotal — — Foreign debt financial instruments issued abroad Financial debt instruments issued by Central Banks abroad — — Financial debt instruments of foreign governments and fiscal entities abroad 162,302 167,541 Debt financial instruments of other banks abroad 15,956 25,657 Bonds and bills of exchange of companies abroad — — Other financial debt instruments issued abroad 122,749 133,930 Subtotal 301,007 327,128 Accumulated impairment of financial assets at amortized cost - Debt instruments (18) (34) Subtotal (18) (34) Total 1,153,711 1,181,484

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 90 Note 13 - Financial Assets at Amortized Cost, continued b.1) The changes in the expected loss from credit risk of financial instruments at amortized cost for March 31, 2023 and December 31, 2022, of financial assets at amortized cost are as follows: Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 1, 2023 (34) — — (34) Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk — — — — Decrease due to changes in credit risk — — — — Charge-Offs 28 — — 28 Changes due to modifications that did not result in derecognition — — — — New financial assets originated or purchased (13) — — (13) Financial assets that have been derecognized 1 — — 1 Changes in models/risk parameters — — — — Foreign exchange and other movements — — — — As of March 31, 2023 (18) — — (18) Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 01, 2022 — — — — Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk 1 — — 1 Decrease due to changes in credit risk — — — — Charge-Offs — — — — Changes due to modifications that did not result in derecognition — — — — New financial assets originated or purchased 35 — — 35 Financial assets that have been derecognized — — — — Changes in models/risk parameters — — — — Foreign exchange and other movements (2) — — (2) As of December 31, 2022 34 — — 34

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

c) Interbank loans

As of March 31, 2023 and December 31, 2022, the composition of the loan portfolio due from banks is as follows:

Interbank loans	Financial assets before provisions				Provisions recorded				
As of March 31, 2023	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Net financial assets
Banks in the country	—	—	—	—	—	—	—	—	—
Interbank liquidity loans	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in local banks	—	—	—	—	—	—	—	—	—
Other accounts payable to domestic banks	—	—	—	—	—	—	—	—	—
Foreign banks	**24,178**	—	—	**24,178**	**(469)**	—	—	**(469)**	**23,709**
Interbank liquidity loans	7,711	—		7,711.0	(6)	—	—	(6)	7,705
Commercial interbank loans	16,467	—	—	16,467.0	(463)	—	—	(463)	16,004
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Deposits in current accounts with banks abroad for derivative transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in foreign banks	—	—	—	—	—	—	—	—	—
Other accounts payable to foreign banks	—	—	—	—	—	—	—	—	—
Subtotal domestic and foreign banks	**24,178**	—	—	**24,178**	**(469)**	—	—	**(469)**	**23,709**
Central Bank of Chile	—	—	—	—	—	—	—	—	—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Foreign central banks	—	—	—	—	—	—	—	—	—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	24,178	—	—	24,178	(469)	—	—	(469)	23,709

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 91

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

Interbank loans	Financial assets before provisions				Provisions recorded				
As of December 31, 2022	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Net financial assets
Banks in the country	—	—	—	—	—	—	—	—	—
Interbank liquidity loans	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in local banks	—	—	—	—	—	—	—	—	—
Other accounts payable to domestic banks	—	—	—	—	—	—	—	—	—
Foreign banks	46,441	—	—	46,441	(805)	—	—	(805)	45,636
Interbank liquidity loans	20,752	—		20,752	(168)	—	—	(168)	20,584
Commercial interbank loans	25,689	—	—	25,689	(637)	—	—	(637)	25,052
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Deposits in current accounts with banks abroad for derivative transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in foreign banks	—	—	—	—	—	—	—	—	—
Other accounts payable to foreign banks	—	—	—	—	—	—	—	—	—
Subtotal domestic and foreign banks	46,441	—	—	46,441	(805)	—	—	(805)	45,636
Central Bank of Chile	—	—	—	—	—	—	—	—	—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Foreign central banks	—	—	—	—	—	—	—	—	—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	46,441	—	—	46,441	(805)	—	—	(805)	45,636

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 92

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

d) Loans and receivables to customers

As of March 31, 2023 and December 31, 2022, the composition of the loan portfolio is as follows:

As of March 31, 2023	Financial assets before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			Deductible Fogape guarantees		Net financial assets
	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19 (I)	Total	
Commercial loans															
Commercial loans	9,564,191	1,689,461	567,011	694,770	228,568	**12,744,001**	(70,162)	(18,407)	(22,311)	(188,355)	(62,355)	(361,590)	—	**(361,590)**	12,382,411
Foreign trade credits Chilean exports	879,199	18,763	9,007	6,532	312	**913,813**	(12,153)	(535)	(762)	(3,487)	(166)	(17,103)	—	**(17,103)**	896,710
Foreign trade credits Chilean imports	516,022	72,562	2,588	—	207	**591,379**	(10,535)	(2,136)	(183)	—	(118)	(12,972)	—	**(12,972)**	578,407
Foreign trade credits between third countries	135,728	—	—	—	—	**135,728**	(1,141)	—	—	—	—	(1,141)	—	**(1,141)**	134,587
Receivables in current accounts	32,468	50,279	2,225	3,261	11,191	**99,424**	(859)	(1,250)	(239)	(887)	(5,964)	(9,199)	—	**(9,199)**	90,225
credit card debtors	5,330	22,243	163	114	3,562	**31,412**	(139)	(793)	(22)	(85)	(2,005)	(3,044)	—	**(3,044)**	28,368
Factoring transactions	241,204	44,911	4,660	1,239	1,641	**293,655**	(4,316)	(840)	(10)	(1,112)	(588)	(6,866)	—	**(6,866)**	286,789
Commercial leasing transactions	712,313	144,781	46,892	23,907	8,988	**936,881**	(3,027)	(2,442)	(1,002)	(6,763)	(4,638)	(17,872)	—	**(17,872)**	919,009
Student loans	—	485,065	—	—	63,064	**548,129**	—	(12,970)	—	—	(6,468)	(19,438)	—	**(19,438)**	528,691
Other receivables and accounts receivable	—	—	—	—	—	**—**	—	—	—	—	—	—	(6,810)	**(6,810)**	(6,810)
Subtotal	12,086,455	2,528,065	632,546	729,823	317,533	**16,294,422**	(102,332)	(39,373)	(24,529)	(200,689)	(82,302)	(449,225)	(6,810)	**(456,035)**	15,838,387
Mortgage loans															
Loans with letters of credit	—	11,226	—	—	1,283	**12,509**	—	(11)	—	—	(96)	(107)	—	**(107)**	12,402
Endorsable mortgage loans	—	66,581	—	—	7,962	**74,543**	—	(135)	—	—	(596)	(731)	—	**(731)**	73,812
Loans financed with mortgage bonds	—	—	—	—	—	**—**	—	—	—	—	—	—	—	**—**	—
Other mutual mortgage loans	—	6,459,195	—	—	238,742	**6,697,937**	—	(16,392)	—	—	(21,363)	(37,755)	—	**(37,755)**	6,660,182
Mortgage leasing transactions	—	256,689	—	—	7,534	**264,223**	—	(5,905)	—	—	(2,639)	(8,544)	—	**(8,544)**	255,679
Other mortgage loans receivables	—	40,742	—	—	3,378	**44,120**	—	(171)	—	—	(319)	(490)	—	**(490)**	43,630
Subtotal	—	6,834,433	—	—	258,899	**7,093,332**	—	(22,614)	—	—	(25,013)	(47,627)	—	**(47,627)**	7,045,705
Consumer loans															
Installment consumer loans	—	2,023,433	—	—	138,219	**2,161,652**	—	(92,190)	—	—	(92,018)	(184,208)	—	**(184,208)**	1,977,444
Checking account debtors	—	136,030	—	—	11,895	**147,925**	—	(4,391)	—	—	(7,359)	(11,750)	—	**(11,750)**	136,175
Credit card balances	—	760,296	—	—	25,153	**785,449**	—	(18,951)	—	—	(18,018)	(36,969)	—	**(36,969)**	748,480
Consumer leasing transactions	—	671	—	—	13	**684**	—	(30)	—	—	(8)	(38)	—	**(38)**	646
Other consumer loans and receivables	—	33,360	—	—	1,329	**34,689**	—	(1,435)	—	—	(1,215)	(2,650)	—	**(2,650)**	32,039
Subtotal	**—**	**2,953,790**	**—**	**—**	**176,609**	**3,130,399**	**—**	**(116,997)**	**—**	**—**	**(118,618)**	**(235,615)**	**—**	**(235,615)**	**2,894,784**
Total	**12,086,455**	**12,316,288**	**632,546**	**729,823**	**753,041**	**26,518,153**	**(102,332)**	**(178,984)**	**(24,529)**	**(200,689)**	**(225,933)**	**(732,467)**	**(6,810)**	**(739,277)**	**25,778,876**

As of December 31, 2022	Financial assets before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			Deductible Fogape guarantees		Net financial assets
	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19 (1)	Total	
Commercial loans															
Commercial loans	9,697,703	1,598,429	630,185	675,592	198,482	12,800,391	(71,104)	(18,283)	(26,501)	(190,521)	(57,309)	(363,718)	—	(363,718)	12,436,673
Foreign trade credits Chilean exports	826,811	13,802	11,337	4,475	414	856,839	(11,242)	(358)	(1,894)	(2,148)	(178)	(15,820)	—	(15,820)	841,019
Foreign trade credits Chilean imports	584,434	62,743	4,247	166	619	652,209	(12,499)	(1,742)	(391)	(68)	(340)	(15,040)	—	(15,040)	637,169
Foreign trade credits between third countries	183,459	-	-	-	-	183,459	(1,394)	—	—	—	—	(1,394)	—	(1,394)	182,065
Receivables in current accounts	26,800	45,794	3,961	2,560	8,688	87,803	(777)	(1,143)	(311)	(901)	(4,621)	(7,753)	—	(7,753)	80,050
credit card debtors	5,024	21,318	230	192	2,630	29,394	(145)	(757)	(29)	(100)	(1,503)	(2,534)	—	(2,534)	26,860
Factoring transactions	316,994	27,134	3,976	1,672	1,176	350,952	(5,255)	(547)	(121)	(1,391)	(446)	(7,760)	—	(7,760)	343,192
Commercial leasing transactions	728,513	124,884	58,409	26,150	5,634	943,590	(2,999)	(2,233)	(1,980)	(7,943)	(2,798)	(17,953)	—	(17,953)	925,637
Student loans	-	498,510	-	-	62,813	561,323	—	(13,016)	—	—	(6,536)	(19,552)	—	(19,552)	541,771
Other receivables and accounts receivable	-	-	-	-	-	—	—	—	—	—	—	—	(8,721)	(8,721)	(8,721)
Subtotal	12,369,738	2,392,614	712,345	710,807	280,456	16,465,960	(105,415)	(38,079)	(31,227)	(203,072)	(73,731)	(451,524)	(8,721)	(460,245)	16,005,715
Mortgage loans															
Loans with letters of credit	—	12,126	—	—	1,242	13,368	—	(15)	—	—	(93)	(108)	—	(108)	13,260
Endorsable mortgage loans	—	68,797	—	—	7,532	76,329	—	(148)	—	—	(566)	(714)	—	(714)	75,615
Loans financed with mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other mutual mortgage loans	—	6,407,083	—	—	221,716	6,628,799	—	(16,339)	—	—	(19,997)	(36,336)	—	(36,336)	6,592,463
Mortgage leasing transactions	—	265,688	—	—	8,848	274,536	—	(6,240)	—	—	(3,119)	(9,359)	—	(9,359)	265,177
Other mortgage loans receivables	—	43,908	—	—	3,163	47,071	—	(162)	—	—	(333)	(495)	—	(495)	46,576
Subtotal	—	6,797,602	—	—	242,501	7,040,103	—	(22,904)	—	—	(24,108)	(47,012)	—	(47,012)	6,993,091
Consumer loans															
Installment consumer loans	—	2,056,465	—	—	121,050	2,177,515	—	(89,025)	—	—	(80,322)	(169,347)	—	(169,347)	2,008,168
Checking account debtors	—	133,097	—	—	10,394	143,491	—	(4,043)	—	—	(6,399)	(10,442)	—	(10,442)	133,049
Credit card balances	—	740,997	—	—	22,489	763,486	—	(17,745)	—	—	(16,051)	(33,796)	—	(33,796)	729,690
Consumer leasing transactions	—	654	—	—	15	669	—	(35)	—	—	(9)	(44)	—	(44)	625
Other consumer loans and receivables	—	34,791	—	—	1,210	36,001	—	(1,465)	—	—	(1,086)	(2,551)	—	(2,551)	33,450
Subtotal	**—**	**2,966,004**	**—**	**—**	**155,158**	**3,121,162**	**—**	**(112,313)**	**—**	**—**	**(103,867)**	**(216,180)**	**—**	**(216,180)**	**2,904,982**
Total	**12,369,738**	**12,156,220**	**712,345**	**710,807**	**678,115**	**26,627,225**	**(105,415)**	**(173,296)**	**(31,227)**	**(203,072)**	**(201,706)**	**(714,716)**	**(8,721)**	**(723,437)**	**25,903,788**

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 93

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

e) Summary of movement in provisions recorded - Interbank loans

	Changes in allowances for loan losses for the year Individual assessment			
	Portfolio normal	Portfolio substandard	In default Default	Total
Balance at January 1, 2023	**(805)**	**—**	**—**	**(805)**
Creation/(release) of provisions for:				
Change in measurement without portfolio reclassification during the year:	(4)	—	—	**(4)**
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):	—	—	—	**—**
Normal individual to Substandard	—	—	—	**—**
Normal individual to In Default individual	—	—	—	**—**
Substandard up to individual default	—	—	—	**—**
Substandard to Normal individual	—	—	—	**—**
Individual default up to substandard	—	—	—	**—**
Individual default up to Individual normal	—	—	—	**—**
New loans originated	(6)	—	—	**(6)**
New credits purchased	—	—	—	**—**
Sale or assignment of receivables	—	—	—	**—**
Payment of credits	312	—	—	**312**
Application of provisions for write-offs	—	—	—	**—**
Recovery of written off loans	—	—	—	**—**
Exchange differences	34	—	—	**34**
Other changes in provisions	—	—	—	**—**
Balances as of March 31, 2023	**(469)**	**—**	**—**	**(469)**

	Changes in allowances for loan losses for the year Individual assessment			
	Portfolio normal	Portfolio substandard	In default Default	Total
Balance at January 1, 2022	**(353)**	**—**	**—**	**(353)**
Creation/(release) of provisions for:				
Change in measurement without portfolio reclassification during the year:	—	—	—	—
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):	—	—	—	—
Normal individual to Substandard	—	—	—	—
Normal individual to In Default individual	—	—	—	—
Substandard up to individual default	—	—	—	—
Substandard to Normal individual	—	—	—	—
Individual default up to substandard	—	—	—	—
Individual default up to Individual normal	—	—	—	—
New loans originated	(799)	—	—	(799)
New credits purchased	—	—	—	—
Sale or assignment of receivables	—	—	—	—
Payment of credits	296	—	—	296
Application of provisions for write-offs	—	—	—	—
Recovery of written off loans	—	—	—	—
Exchange differences	51	—	—	51
Other changes in provisions	—	—	—	—
Balances as of December 31, 2022	**(805)**	**—**	**—**	**(805)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 94

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

f) Summary of changes in allowances for loan losses - Commercial Placements

	Changes in allowances for loan losses for the year							
	Normal portfolio Evaluation		Portfolio	Portfolio in default Evaluation			Deductible garantees FOGAPE	
	Individual	Group	Substandard	Individual	Group	Subtotal	Covid-19 (i)	Total
Balance at January 1, 2023	(105,415)	(38,079)	(31,227)	(203,072)	(73,731)	(451,524)	(8,721)	**(460,245)**
Creation/(release) of provisions for:	—	—	—	—	—		—	**—**
Change in measurement without portfolio reclassification during the year:	154	(10,655)	493	(2,162)	(1,662)	(13,832)	—	**(13,832)**
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):	2,559	2,929	3,256	(3,372)	(16,408)	(11,036)	—	**(11,036)**
Normal individual to Substandard	356	—	(1,127)	—	—	(771)	—	**(771)**
Normal individual to individual default	84	—	—	(190)	—	(106)	—	**(106)**
Substandard up to individual default	—	—	3,201	(7,455)	—	(4,254)	—	**(4,254)**
Substandard to Normal individual	(241)	—	832	—	—	591	—	**591**
Individual default up to substandard	—	—	—	19	—	19	—	**19**
Individual default up to Individual normal	—	—	—	—	—	—	—	**—**
Group Normal to Group default	—	5,268	—	—	(13,512)	(8,244)	—	**(8,244)**
Group default to Group normal	—	(245)	—	—	2,115	1,870	—	**1,870**
Individual (normal, substandard, default) to Group (normal, default)	2,360	(2,109)	350	4,254	(5,011)	(156)	—	**(156)**
Group (normal, default) to Individual (normal, substandard, default)	—	15	—	—	—	15	—	**15**
New loans originated	(32,577)	(5,659)	(2,423)	(65,133)	(2,074)	(107,866)	—	**(107,866)**
New credits due to conversion from contingent to loan	(1,771)	(1,299)	(106)	(5)	(131)	(3,312)	—	**(3,312)**
New credits purchased	—	—	—	—	—	—	—	**—**
Sale or assignment of receivables	—	30	—	—	—	30	—	**30**
Payment of credits	31,949	13,153	4,434	61,751	4,304	115,591	—	**115,591**
Application of provisions for write-offs	—	1	—	7,078	7,100	14,179	—	**14,179**
Recovery of written off loans	—	—	—	—	—	—	—	**—**
Changes in models and methodologies	—	—	—	—	—	—	—	**—**
Exchange differences	3,401	249	819	7,751	180	12,400	—	**12,400**
Other changes in provisions	(632)	(43)	225	(3,525)	120	(3,855)	1,911	**(1,944)**
Balances as of March 31, 2023	**(102,332)**	**(39,373)**	**(24,529)**	**(200,689)**	**(82,302)**	**(449,225)**	**(6,810)**	**(456,035)**

	Changes in allowances for loan losses for the year							
	Normal portfolio Evaluation		Portfolio	Portfolio in default Evaluation			Deductible garantees FOGAPE	
	Individual	Group	Substandard	Individual	Group	Subtotal	Covid-19 (1)	Total
Balance at January 1, 2022	(119,917)	(29,829)	(43,690)	(321,250)	(44,093)	(558,779)	(19,650)	(578,429)
Creation/(release) of provisions for:	—	—	—	—	—		—	—
Change in measurement without portfolio reclassification during the year:	8,778	(34,786)	(2,683)	(6,904)	(9,470)	(45,065)	—	(45,065)
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):	8,582	9,926	3,699	(5,531)	(47,108)	(30,432)	—	(30,432)
Normal individual to Substandard	2,826	—	(8,422)	—	—	(5,596)	—	(5,596)
Normal individual to individual default	613	—	—	(2,694)	—	(2,081)	—	(2,081)
Substandard up to individual default	—	—	7,253	(18,515)	—	(11,262)	—	(11,262)
Substandard to Normal individual	(1,174)	—	2,360	—	—	1,186	—	1,186
Individual default up to substandard	—	—	(138)	1,560	—	1,422	—	1,422
Individual default up to Individual normal	—	—	—	—	—	—	—	—
Group Normal to Group default	(41)	17,476	—	41	(38,766)	(21,290)	—	(21,290)
Group default to Group normal	—	(1,346)	—	—	5,911	4,565	—	4,565
Individual (normal, substandard, default) to Group (normal, default)	8,119	(6,859)	2,646	14,188	(14,409)	3,685	—	3,685
Group (normal, default) to Individual (normal, substandard, default)	(1,761)	655	—	(111)	156	(1,061)	—	(1,061)
New loans originated	(121,637)	(18,267)	(6,758)	(45,990)	(5,273)	(197,925)	—	(197,925)
New credits due to conversion from contingent to loan	(11,717)	(4,674)	(944)	(19)	(572)	(17,926)	—	(17,926)
New credits purchased	—	—	—	—	—	—	—	—
Sale or assignment of receivables	—	369	—	6,407	12	6,788	—	6,788
Payment of credits	125,099	38,599	14,448	81,508	14,230	273,884	—	273,884
Application of provisions for write-offs	—	5	—	85,332	18,142	103,479	—	103,479
Recovery of written off loans	—	—	—	—	—	—	—	—
Changes in models and methodologies	—	—	—	—	—	—	—	—
Exchange differences	5,851	353	4,528	12,547	848	24,127	—	24,127
Other changes in provisions	(454)	225	173	(9,172)	(447)	(9,675)	10,929	1,254
Balances as of December 31, 2022	**(105,415)**	**(38,079)**	**(31,227)**	**(203,072)**	**(73,731)**	**(451,524)**	**(8,721)**	**(460,245)**

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 95

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

g) Summary of the movement in provisions recorded - Mortgage Loans

	Movement in allowances for loan losses for the year		
	Group Evaluation		
	Normal Portfolio	Portfolio in default	Total
Balance as of January 1, 2023	**(22,904)**	**(24,108)**	**(47,012)**
Creation/(release) of provisions for:			
Change in measurement without portfolio reclassification during the year:	(882)	(55)	**(937)**
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):	744	(1,934)	**(1,190)**
Normal group to group default	891	(2,561)	**(1,670)**
Group default to Group normal	(147)	627	**480**
New loans originated	(745)	(1,037)	**(1,782)**
New credits purchased	—	—	**—**
Sale or assignment of receivables	—	—	**—**
Payment of credits	1,093	1,444	**2,537**
Application of provisions for write-offs	—	470	**470**
Recovery of written off loans	—	—	**—**
Changes in models and methodologies	—	—	**—**
Exchange difference	375	193	**568**
Other changes in provisions	(295)	14	**(281)**
Balances as of March 31, 2023	**(22,614)**	**(25,013)**	**(47,627)**

	Movement in allowances for loan losses for the year		
	Group Evaluation		
	Normal Portfolio	Portfolio in default	Total
Balance as of January 1, 2022	**(21,705)**	**(23,960)**	**(45,665)**
Creation/(release) of provisions for:			**—**
Change in measurement without portfolio reclassification during the year:	(2,604)	(234)	**(2,838)**
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):			
Normal group to group default	2,534	(7,325)	**(4,791)**
Group default to Group normal	(250)	1,688	**1,438**
New loans originated	(3,656)	(1,985)	**(5,641)**
New credits purchased	—	—	**—**
Sale or assignment of receivables	—	—	**—**
Payment of credits	1,175	4,013	**5,188**
Application of provisions for write-offs	—	3,329	**3,329**
Recovery of written off loans	—	—	**—**
Changes in models and methodologies	—	—	**—**
Exchange difference	2,539	1,803	**4,342**
Other changes in provisions	(937)	(1,437)	**(2,374)**
Balances as of December 31, 2022	**(22,904)**	**(24,108)**	**(47,012)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 96

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

h) Summary of movement in provisions recorded - Consumer loans and receivables

	Movement in allowances for loan losses for the year		
	Group Evaluation		
	Portfolio	Portfolio in default	Total
Balance as of January 1, 2023	**(112,313)**	**(103,867)**	**(216,180)**
Creation/(release) of provisions for:			**—**
Change in measurement without portfolio reclassification during the year:	(25,151)	(14,901)	**(40,052)**
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):	21,478	(55,340)	**(33,862)**
Normal group to group default	22,293	(58,992)	**(36,699)**
Group default to Group normal	(815)	3,652	**2,837**
New loans originated	(13,835)	(15,728)	**(29,563)**
New credits due to conversion from contingent to loan	(13,153)	(1,617)	**(14,770)**
New credits purchased	—	—	**—**
Sale or assignment of receivables	—	—	**—**
Payment of credits	26,368	20,418	**46,786**
Application of provisions for write-offs	2	43,904	**43,906**
Recovery of written off loans	—	—	**—**
Changes in models and methodologies	—	—	**—**
Exchange difference	755	766	**1,521**
Other changes in provisions	(1,148)	7,747	**6,599**
Balances as of March 31, 2023	**(116,997)**	**(118,618)**	**(235,615)**

	Movement in allowances for loan losses for the year		
	Group Evaluation		
	Portfolio	Portfolio in default	Total
Balance as of January 1, 2022	**(87,645)**	**(81,956)**	**(169,601)**
Creation/(release) of provisions for:			
Change in measurement without portfolio reclassification during the year:	(61,722)	(26,561)	(88,283)
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):	50,061	(113,935)	(63,874)
Normal group to group default	51,342	(122,105)	(70,763)
Group default to Group normal	(1,281)	8,170	6,889
New loans originated	(45,671)	(26,438)	(72,109)
New credits due to conversion from contingent to loan	(38,596)	(7,607)	(46,203)
New credits purchased	—	—	—
Sale or assignment of receivables	—	—	—
Payment of credits	67,400	34,858	102,258
Application of provisions for write-offs	17	132,607	132,624
Recovery of written off loans	—	—	—
Changes in models and methodologies	—	—	—
Exchange difference	5,711	5,421	11,132
Other changes in provisions	(1,868)	(20,256)	(22,124)
Balances as of December 31, 2022	**(112,313)**	**(103,867)**	**(216,180)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 97

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

i) Concentration of loans by economic activity

The following detail is presented as of March 31, 2023 and December 31, 2022:

As of March 31, 2023	Placements and exposure to contingent credits			Provisions recorded		
	Loans in the			Loans in the		
	Country	Abroad	Total	Country	Abroad	Total
Interbank loans	—	**24,178**	**24,178**	—	(469)	**(469)**
Commercial Loans						
Agriculture and livestock	299,181	129,389	**428,570**	(5,657)	(6,201)	**(11,858)**
Fruit growing	53,602	24,343	**77,945**	(1,225)	(380)	**(1,605)**
Forestry	39,374	—	**39,374**	(982)	—	**(982)**
Fishing	79,121	24,238	**103,359**	(2,641)	(53)	**(2,694)**
Mining	253,889	13,027	**266,916**	(2,607)	(708)	**(3,315)**
Oil and natural gas	1,128	101,467	**102,595**	(13)	(1,759)	**(1,772)**
Product manufacturing industry:	1,301,468	650,564	**1,952,032**	(31,082)	(13,668)	**(44,750)**
Food, beverages and tobacco	399,992	266,877	**666,869**	(12,936)	(5,205)	**(18,141)**
Textile, leather and footwear	38,119	36,550	**74,669**	(1,305)	(2,839)	**(4,144)**
Wood and furniture	24,546	78,254	**102,800**	(892)	(353)	**(1,245)**
Pulp, paper and printing	85,429	33,043	**118,472**	(1,709)	(821)	**(2,530)**
Chemicals and petroleum products	343,610	142,740	**486,350**	(5,770)	(2,471)	**(8,241)**
Metals, non-metals, machinery, and other	409,772	93,100	**502,872**	(8,470)	(1,979)	**(10,449)**
Electricity, gas and water	350,043	328,560	**678,603**	(18,790)	(2,245)	**(21,035)**
Residential construction	681,693	379,706	**1,061,399**	(5,561)	(14,133)	**(19,694)**
Non-housing construction (office, civil works)	926,397	215,130	**1,141,527**	(14,389)	(5,719)	**(20,108)**
Wholesale trade	1,365,295	133,289	**1,498,584**	(45,041)	(4,167)	**(49,208)**
Retail trade, restaurants and hotels	707,987	304,905	**1,012,892**	(80,605)	(16,394)	**(96,999)**
Transportation and warehousing	804,303	182,922	**987,225**	(10,434)	(7,722)	**(18,156)**
Telecommunications	85,257	67,232	**152,489**	(1,991)	(860)	**(2,851)**
Financial services	1,369,397	117,566	**1,486,963**	(18,684)	(2,788)	**(21,472)**
Business services	—	125,178	**125,178**	—	(1,361)	**(1,361)**
Real estate services	2,538,894	285,270	**2,824,164**	(59,896)	(10,393)	**(70,289)**
Student loans	548,109	—	**548,109**	(19,438)	—	**(19,438)**
Public administration, defense and police	—	65,412	**65,412**	—	(578)	**(578)**
Social and other community services	1,567,695	150,664	**1,718,359**	(43,407)	(3,061)	**(46,468)**
Personal services	—	22,727	**22,727**	—	(1,402)	**(1,402)**
Subtotal	**12,972,833**	**3,321,589**	**16,294,422**	**(362,443)**	**(93,592)**	**(456,035)**
Housing loans	**6,472,349**	**620,983**	**7,093,332**	**(27,932)**	**(19,695)**	**(47,627)**
Consumer loans	**2,416,679**	**713,720**	**3,130,399**	**(180,603)**	**(55,012)**	**(235,615)**
Contingent credit exposure	**1,494,193**	**1,413,797**	**2,907,990**	**(33,899)**	**(6,523)**	**(40,422)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 98

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

As of December 31, 2022	Placements and exposure to contingent credits			Provisions recorded		
	Loans in the			Loans in the		
	Country	Abroad	Total	Country	Abroad	Total
Interbank loans	—	**46,441**	**46,441**	—	(805)	**(805)**
Commercial Loans						
Agriculture and livestock	321,280	152,087	**473,367**	(5,376)	(6,765)	**(12,141)**
Fruit growing	55,800	27,765	**83,565**	(1,429)	(487)	**(1,916)**
Forestry	38,178	—	**38,178**	(836)	—	**(836)**
Fishing	42,257	15,456	**57,713**	(2,128)	(34)	**(2,162)**
Mining	341,384	12,613	**353,997**	(2,392)	(725)	**(3,117)**
Oil and natural gas	916	104,150	**105,066**	(9)	(2,127)	**(2,136)**
Product manufacturing industry:	1,234,919	677,644	**1,912,563**	(31,260)	(13,515)	**(44,775)**
Food, beverages and tobacco	342,843	234,191	**577,034**	(11,328)	(4,891)	**(16,219)**
Textile, leather and footwear	49,378	36,089	**85,467**	(1,843)	(2,924)	**(4,767)**
Wood and furniture	24,044	81,616	**105,660**	(918)	(337)	**(1,255)**
Pulp, paper and printing	53,760	34,005	**87,765**	(1,791)	(868)	**(2,659)**
Chemicals and petroleum products	352,648	143,756	**496,404**	(6,890)	(2,602)	**(9,492)**
Metals, non-metals, machinery, and other	412,246	147,987	**560,233**	(8,490)	(1,893)	**(10,383)**
Electricity, gas and water	369,818	347,888	**717,706**	(20,989)	(2,544)	**(23,533)**
Residential construction	668,672	391,950	**1,060,622**	(5,534)	(13,824)	**(19,358)**
Non-Mortgage construction (office, civil works)	960,512	230,075	**1,190,587**	(13,347)	(5,928)	**(19,275)**
Wholesale trade	1,422,647	132,216	**1,554,863**	(43,911)	(4,410)	**(48,321)**
Retail trade, restaurants and hotels	703,217	305,446	**1,008,663**	(72,392)	(16,573)	**(88,965)**
Transportation and warehousing	879,395	190,567	**1,069,962**	(9,970)	(7,948)	**(17,918)**
Telecommunications	90,120	25,628	**115,748**	(2,679)	(800)	**(3,479)**
Financial services	1,419,156	112,228	**1,531,384**	(20,608)	(2,622)	**(23,230)**
Business services	—	134,183	**134,183**	—	(1,404)	**(1,404)**
Real estate services	2,367,243	293,775	**2,661,018**	(68,170)	(11,101)	**(79,271)**
Student loans	561,323	—	**561,323**	(19,553)	—	**(19,553)**
Public administration, defense and police	—	82,047	**82,047**	—	(686)	**(686)**
Social and other community services	1,572,147	159,075	**1,731,222**	(42,235)	(4,348)	**(46,583)**
Personal services	—	22,183	**22,183**	—	(1,586)	**(1,586)**
Subtotal	**13,048,984**	**3,416,976**	**16,465,960**	**(362,818)**	**(97,427)**	**(460,245)**
Mortgage loans	**6,393,143**	**646,960**	**7,040,103**	**(26,190)**	**(20,822)**	**(47,012)**
Consumer loans	**2,343,631**	**777,531**	**3,121,162**	**(160,381)**	**(55,799)**	**(216,180)**
Contingent credit exposure	**1,667,193**	**1,508,118**	**3,175,311**	**(35,692)**	**(6,985)**	**(42,677)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 99

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

j) Mortgage loans and their allowance for loan losses by tranche of unpaid loan principal over the value of the mortgage collateral (PVG) and days past due, respectively.

As of March 31, 2023 Loan Tranche /Guaranty Value (%)	Mortgage loans Days past due at end of period						Provisions made for housing loans Days past due at end of period					
	0	1 a 29	30-59	60 89	>=90	Total	0	1 a 29	30-59	60 89	>=90	Total
PVG<=40%.	827,425	26,344	6,721	3,432	12,335	876,257	(5,528)	(931)	(419)	(263)	(2,413)	(9,554)
40%< PVG<=80%.	5,495,475	126,481	42,221	20,966	59,451	5,744,594	(19,418)	(4,517)	(2,137)	(1,577)	(6,333)	(33,982)
80%< PVG<=90% PVG	305,117	4,836	1,616	312	1,571	313,452	(1,189)	(152)	(112)	(46)	(424)	(1,923)
PVG> 90%	148,818	6,240	1,003	155	2,813	159,029	(1,178)	(237)	(71)	(48)	(634)	(2,168)
Total	**6,776,835**	**163,901**	**51,561**	**24,865**	**76,170**	**7,093,332**	**(27,313)**	**(5,837)**	**(2,739)**	**(1,934)**	**(9,804)**	**(47,627)**

As of December 31, 2022 Loan Tranche /Guaranty Value (%)	Mortgage loans Days past due at end of period						Provisions made for mortgage loans Days past due at end of period					
	0	1 a 29	30-59	60 89	>=90	Total	0	1 a 29	30-59	60 89	>=90	Total
PVG<=40%.	834,594	24,306	6,910	2,994	11,234	880,038	(6,043)	(844)	(435)	(270)	(2,274)	(9,866)
40%< PVG<=80%.	5,468,303	119,928	33,949	19,378	56,059	5,697,617	(19,535)	(4,292)	(1,843)	(1,333)	(5,960)	(32,963)
80%< PVG<=90% PVG	327,927	3,624	1,712	433	1,381	335,077	(1,045)	(122)	(64)	(42)	(316)	(1,589)
PVG> 90%	116,854	5,556	723	541	3,697	127,371	(1,308)	(237)	(50)	(133)	(866)	(2,594)
Total	**6,747,678**	**153,414**	**43,294**	**23,346**	**72,371**	**7,040,103**	**(27,931)**	**(5,495)**	**(2,392)**	**(1,778)**	**(9,416)**	**(47,012)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 100

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

k) The concentration of due from banks and commercial loans and their provisions by classification category as of March 31, 2023 and December 31, 2022 is as follows:

As of March 31, 2023	Interbank loans and commercial loans																								
	Individual assessment																			Group evaluation					Provision deductible FOGAPE guarantees Covid-19 (i)
	Normal portfolio							Substandard Portfolio					Portfolio in default												
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio normal	Portfolio in default	Total	Total	
Interbank loans																									
Interbank liquidity loans	—	7,711	—	—	—	—	**7,711**	—	—	—	—	—	—	—	—	—	—	—	—	**7,711**	—	—	—	**7,711**	—
Commercial interbank loans	—	—	—	16,467	—	—	**16,467**	—	—	—	—	—	—	—	—	—	—	—	—	**16,467**	—	—	—	**16,467**	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other receivables from banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	7,711	—	16,467	—	—	24,178	—	—	—	—	—	—	—	—	—	—	—	—	24,178	—	—	—	24,178	—
Provisions recorded	—	(6)	(175)	(288)	—	—	(469)	—	—	—	—	—							—	(469)	—	—	—	(469)	—
% of provisions recorded	—	(0.08)	—	(1.75)	—	—	(1.94)	—	—	—	—	—	—	—	—	—	—	—	—	(1.94)	—	—	—	(1.94)	—
Commercial loans																									
Commercial loans	106,465	366,053	2,231,591	4,257,045	1,858,835	744,202	**9,564,191**	319,552	114,289	67,031	66,139	**567,011**	162,614	102,939	186,302	158,633	44,297	39,985	**694,770**	**10,825,972**	1,689,461	228,568	**1,918,029**	**12,744,001**	—
Foreign trade credits Chilean exports	82,950	175,425	224,030	183,093	169,640	44,061	**879,199**	6,303	411	2,237	56	**9,007**	—	—	—	3,248	3,073	211	**6,532**	**894,738**	18,763	312	**19,075**	**913,813**	—
Foreign trade credits Chilean imports	98	2,178	177,851	170,733	124,528	40,634	**516,022**	2,557	—	—	31	**2,588**	—	—	—	—	—	—	—	**518,610**	72,562	207	**72,769**	**591,379**	—
Foreign trade credits between third countries	—	—	94,143	33,544	8,041	—	**135,728**	—	—	—	—	—	—	—	—	—	—	—	—	**135,728**	—	—	—	**135,728**	—
Current account receivables	—	1,396	1,591	11,663	12,808	5,010	**32,468**	1,372	220	209	424	**2,225**	1,979	120	68	278	104	712	**3,261**	**37,954**	50,279	11,191	**61,470**	**99,424**	—
Credit card receivables	45	35	867	2,074	1,697	612	**5,330**	104	51	8	—	**163**	8	—	—	15	14	77	**114**	**5,607**	22,243	3,562	**25,805**	**31,412**	—
Factoring transactions	18,278	30,003	19,553	104,718	54,217	14,435	**241,204**	3,310	44	—	1,306	**4,660**	—	—	—	7	—	1,232	**1,239**	**247,103**	44,911	1,641	**46,552**	**293,655**	—
Commercial finance leasing transactions	—	20,500	101,232	285,979	244,250	60,352	**712,313**	23,816	7,396	8,051	7,629	**46,892**	8,559	3,847	2,571	4,098	1,695	3,137	**23,907**	**783,112**	144,781	8,988	**153,769**	**936,881**	—
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	485,065	63,064	**548,129**	**548,129**	—
Other credits and accounts receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	207,836	595,590	2,850,858	5,048,849	2,474,016	909,306	12,086,455	357,014	122,411	77,536	75,585	632,546	173,160	106,906	188,941	166,279	49,183	45,354	729,823	13,448,824	2,528,065	317,533	2,845,598	16,294,422	—
Provisions recorded	(73)	(317)	(5,144)	(36,453)	(43,890)	(16,455)	(102,332)	(4,694)	(6,640)	(4,590)	(8,605)	(24,529)	(3,462)	(10,691)	(47,236)	(66,512)	(31,969)	(40,819)	(200,689)	(327,550)	(39,373)	(82,302)	(121,675)	(449,225)	(6,810)
% of provisions recorded	(0.04)	(0.05)	(0.18)	(0.72)	(1.77)	(1.81)	(0.85)	(1.31)	(5.42)	(5.92)	(11.38)	(3.88)	(2.00)	(10.00)	(25.00)	(40.00)	(65.00)	(90.00)	(27.50)	(2.44)	(1.56)	(25.92)	(4.28)	(2.76)	—

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 101

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

As of December 31, 2022	Interbank loans and commercial loans																								
	Individual assessment																				Group evaluation				Provision deductible FOGAPE guarantees Covid-19 (1)
	Normal portfolio							Substandard Portfolio					Portfolio in default								Portfolio normal	Portfolio in default			
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Total	Total	
Interbank loans																									
Interbank liquidity loans	—	7,939	8,474	1,695	2,644	—	**20,752**	—	—	—	—	—	—	—	—	—	—	—	—	**20,752**	—	—	—	**20,752**	—
Commercial interbank loans	—	—	—	25,689	—	—	**25,689**	—	—	—	—	—	—	—	—	—	—	—	—	**25,689**	—	—	—	**25,689**	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other receivables from banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	7,939	8,474	27,384	2,644	—	46,441	—	—	—	—	—	—	—	—	—	—	—	—	46,441	—	—	—	46,441	—
Provisions recorded	—	(6)	(19)	(667)	(113)	—	**(805)**					—							—	(805)	—	—	—	(805)	—
% of provisions recorded	0.00%	(0.08)%	(0.22)%	(2.44)%	(4.27)%	0.00%	**(1.73)%**	—	—	—	—	—	—	—	—	—	—	—	—	(1.73)%	—	—	—	(1.73)%	—
Commercial loans																									
Commercial loans	125,458	526,374	2,265,928	4,137,775	1,892,137	750,031	**9,697,703**	387,324	83,329	91,229	68,303	**630,185**	159,904	27,073	245,837	179,921	21,535	41,322	**675,592**	**11,003,480**	1,598,429	198,482	**1,796,911**	**12,800,391**	—
Foreign trade credits Chilean exports	4,309	196,666	254,416	155,386	176,018	40,016	**826,811**	8,117	—	—	3,220	**11,337**	—	91	—	3,499	229	656	**4,475**	**842,623**	13,802	414	**14,216**	**856,839**	—
Foreign trade credits Chilean imports	194	4,538	171,966	204,990	166,515	36,231	**584,434**	3,941	274	—	32	**4,247**	—	—	—	166	—	—	**166**	**588,847**	62,743	619	**63,362**	**652,209**	—
Foreign trade credits between third countries	—	—	139,113	31,872	12,474	—	**183,459**	—	—	—	—	—	—	—	—	—	—	—	—	**183,459**	—	—	—	**183,459**	—
Current account receivables	—	1	1,284	7,941	12,768	4,806	**26,800**	3,077	264	253	367	**3,961**	916	347	20	365	497	415	**2,560**	**33,321**	45,794	8,688	**54,482**	**87,803**	—
Credit card receivables	27	28	442	1,961	1,910	656	**5,024**	187	26	1	16	**230**	25	2	17	59	34	55	**192**	**5,446**	21,318	2,630	**23,948**	**29,394**	—
Factoring transactions	28,444	48,422	15,898	132,496	68,368	23,366	**316,994**	3,420	556	—	—	**3,976**	—	46	—	11	285	1,330	**1,672**	**322,642**	27,134	1,176	**28,310**	**350,952**	—
Commercial finance leasing transactions	—	22,756	91,720	295,157	261,649	57,231	**728,513**	24,368	9,705	10,220	14,116	**58,409**	9,244	4,043	3,567	2,960	1,699	4,637	**26,150**	**813,072**	124,884	5,634	**130,518**	**943,590**	—
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	498,510	62,813	**561,323**	**561,323**	—
Other credits and accounts receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	**158,432**	**798,785**	**2,940,767**	**4,967,578**	**2,591,839**	**912,337**	12,369,738	**430,434**	**94,154**	**101,703**	**86,054**	712,345	**170,089**	**31,602**	**249,441**	**186,981**	**24,279**	**48,415**	710,807	**13,792,890**	**2,392,614**	**280,456**	**2,673,070**	**16,465,960**	—
Provisions recorded	**(58)**	**(432)**	**(5,208)**	**(36,522)**	**(46,620)**	**(16,575)**	**(105,415)**	**(6,384)**	**(8,412)**	**(4,627)**	**(11,804)**	(31,227)	(3,402)	(3,161)	(62,360)	(74,793)	(15,782)	(43,574)	(203,072)	(339,714)	(38,079)	(73,731)	(111,810)	(451,524)	(8,721)
% of provisions recorded	(0.04)%	(0.05)%	(0.18)%	(0.74)%	(1.80)%	(1.82)%	**(0.85)%**	(1.48)%	(8.93)%	(4.55)%	(13.72)%	**(4.38)%**	(2.00)%	(10.00)%	(25.00)%	(40.00)%	(65.00)%	(90.00)%	**(28.57)%**	(2.46)%	(2)%	(26)%	**(4.18)%**	**(2.74)%**	—

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 102

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

l) The concentration of credit risk by days past due as of March 31, 2023 and December 31, 2022 is as follows:

As of March 31, 2023	Exposure for contingent credits before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	7,711	—	—	—	—	**7,711**	(181)	—	—	—	—	(181)	—	**(181)**	7,530
1 to 29 days	—	—	—	—	—	**—**	—	—	—	—	—	—	—	**—**	—
30 to 59 days	—	—	—	—	—	**—**	—	—	—	—	—	—	—	**—**	—
60 to 89 days	16,467	—	—	—	—	**16,467**	(288)	—	—	—	—	(288)	—	**(288)**	16,179
>= 90 days	—	—	—	—	—	**—**	—	—	—	—	—	—	—	**—**	—
Subtotal	**24,178**	**—**	**—**	**—**	**—**	**24,178**	**(469)**	**—**	**—**	**—**	**—**	**(469)**	**—**	**(469)**	**23,709**
Commercial loans															
0 days	11,758,879	2,386,248	560,663	357,106	40,549	**15,103,445**	(100,561)	(29,713)	(19,513)	(79,934)	(17,210)	(246,931)	—	**(246,931)**	14,856,514
1 to 29 days	305,851	82,614	37,381	85,638	20,648	**532,132**	(1,682)	(4,034)	(968)	(15,528)	(4,681)	(26,893)	—	**(26,893)**	505,239
30 to 59 days	21,725	43,038	30,441	39,678	17,705	**152,587**	(89)	(4,006)	(3,131)	(12,762)	(4,043)	(24,031)	—	**(24,031)**	128,556
60 to 89 days	—	16,165	3,067	55,067	18,095	**92,394**	—	(1,620)	(622)	(19,956)	(4,351)	(26,549)	—	**(26,549)**	65,845
>= 90 days	—	—	994	192,334	220,536	**413,864**	—	—	(295)	(72,509)	(52,017)	(124,821)	(6,810)	**(131,631)**	282,233
Subtotal	**12,086,455**	**2,528,065**	**632,546**	**729,823**	**317,533**	**16,294,422**	**(102,332)**	**(39,373)**	**(24,529)**	**(200,689)**	**(82,302)**	**(449,225)**	**(6,810)**	**(456,035)**	**15,838,387**
Housing loans															
0 days	—	6,670,627	—	—	106,208	**6,776,835**	—	(18,660)	—	—	(8,653)	(27,313)	—	**(27,313)**	6,749,522
1 to 29 days	—	131,685	—	—	32,216	**163,901**	—	(2,838)	—	—	(2,999)	(5,837)	—	**(5,837)**	158,064
30 to 59 days	—	29,294	—	—	22,267	**51,561**	—	(870)	—	—	(1,869)	(2,739)	—	**(2,739)**	48,822
60 to 89 days	—	2,827	—	—	22,038	**24,865**	—	(246)	—	—	(1,688)	(1,934)	—	**(1,934)**	22,931
>= 90 days	—	—	—	—	76,170	**76,170**	—	—	—	—	(9,804)	(9,804)	—	**(9,804)**	66,366
Subtotal	**—**	**6,834,433**	**—**	**—**	**258,899**	**7,093,332**	**—**	**(22,614)**	**—**	**—**	**(25,013)**	**(47,627)**	**—**	**(47,627)**	**7,045,705**
Consumer loans															
0 days	—	2,770,176	—	—	63,021	**2,833,197**	—	(84,969)	—	—	(35,929)	(120,898)	—	**(120,898)**	2,712,299
1 to 29 days	—	117,345	—	—	12,115	**129,460**	—	(14,593)	—	—	(6,684)	(21,277)	—	**(21,277)**	108,183
30 to 59 days	—	47,873	—	—	11,628	**59,501**	—	(11,273)	—	—	(6,967)	(18,240)	—	**(18,240)**	41,261
60 to 89 days	—	18,396	—	—	16,968	**35,364**	—	(6,162)	—	—	(11,085)	(17,247)	—	**(17,247)**	18,117
>= 90 days	—	—	—	—	72,877	**72,877**	—	—	—	—	(57,953)	(57,953)	—	**(57,953)**	14,924
Subtotal	**—**	**2,953,790**	**—**	**—**	**176,609**	**3,130,399**	**—**	**(116,997)**	**—**	**—**	**(118,618)**	**(235,615)**	**—**	**(235,615)**	**2,894,784**
Total loans	**12,110,633**	**12,316,288**	**632,546**	**729,823**	**753,041**	**26,542,331**	**(102,801)**	**(178,984)**	**(24,529)**	**(200,689)**	**(225,933)**	**(732,936)**	**(6,810)**	**(739,746)**	**25,802,585**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 103

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 13 - Financial Assets at Amortized Cost, continued

As of December 31, 2022	Exposure for contingent credits before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	46,441	—	—	—	—	46,441	(805)	—	—	—	—	(805)	—	(805)	45,636
1 to 29 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
>= 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	**46,441**	**—**	**—**	**—**	**—**	**46,441**	**(805)**	**—**	**—**	**—**	**—**	**(805)**	**—**	**(805)**	**45,636**
Commercial loans															
0 days	12,191,463	2,259,038	613,874	525,380	70,177	15,659,932	(99,188)	(29,273)	(27,788)	(108,458)	(16,378)	(281,085)	—	(281,085)	15,378,847
1 to 29 days	139,951	80,502	36,046	10,908	16,683	284,090	(1,704)	(3,793)	(1,584)	(2,187)	(4,181)	(13,449)	—	(13,449)	270,641
30 to 59 days	2,657	35,671	19,985	8,874	13,189	80,376	(426)	(3,231)	(918)	(2,845)	(3,371)	(10,791)	—	(10,791)	69,585
60 to 89 days	4,686	17,403	7,356	10,244	12,979	52,668	(530)	(1,782)	(937)	(2,740)	(3,412)	(9,401)	—	(9,401)	43,267
>= 90 days	30,981	—	35,084	155,401	167,428	388,894	(3,567)	—	—	(86,842)	(46,389)	(136,798)	(8,721)	(145,519)	243,375
Subtotal	**12,369,738**	**2,392,614**	**712,345**	**710,807**	**280,456**	**16,465,960**	**(105,415)**	**(38,079)**	**(31,227)**	**(203,072)**	**(73,731)**	**(451,524)**	**(8,721)**	**(460,245)**	**16,005,715**
Mortgage loans															
0 days	—	6,645,230	—	—	102,448	6,747,678	—	(19,135)	—	—	(8,796)	(27,931)	—	(27,931)	6,719,747
1 to 29 days	—	121,376	—	—	32,038	153,414	—	(2,627)	—	—	(2,868)	(5,495)	—	(5,495)	147,919
30 to 59 days	—	22,634	—	—	20,660	43,294	—	(686)	—	—	(1,706)	(2,392)	—	(2,392)	40,902
60 to 89 days	—	8,362	—	—	14,984	23,346	—	(456)	—	—	(1,322)	(1,778)	—	(1,778)	21,568
>= 90 days	—	—	—	—	72,371	72,371	—	—	—	—	(9,416)	(9,416)	—	(9,416)	62,955
Subtotal	**—**	**6,797,602**	**—**	**—**	**242,501**	**7,040,103**	**—**	**(22,904)**	**—**	**—**	**(24,108)**	**(47,012)**	**—**	**(47,012)**	**6,993,091**
Consumer loans															
0 days	—	2,784,916	—	—	52,487	2,837,403	—	(82,066)	—	—	(29,732)	(111,798)	—	(111,798)	2,725,605
1 to 29 days	—	122,965	—	—	12,654	135,619	—	(14,165)	—	—	(7,103)	(21,268)	—	(21,268)	114,351
30 to 59 days	—	38,234	—	—	11,093	49,327	—	(9,935)	—	—	(6,486)	(16,421)	—	(16,421)	32,906
60 to 89 days	—	19,889	—	—	14,689	34,578	—	(6,147)	—	—	(9,550)	(15,697)	—	(15,697)	18,881
>= 90 days	—	—	—	—	64,235	64,235	—	—	—	—	(50,996)	(50,996)	—	(50,996)	13,239
Subtotal	**—**	**2,966,004**	**—**	**—**	**155,158**	**3,121,162**	**—**	**(112,313)**	**—**	**—**	**(103,867)**	**(216,180)**	**—**	**(216,180)**	**2,904,982**
Total loans	**12,416,179**	**12,156,220**	**712,345**	**710,807**	**678,115**	**26,673,666**	**(106,220)**	**(173,296)**	**(31,227)**	**(203,072)**	**(201,706)**	**(715,521)**	**(8,721)**	**(724,242)**	**25,949,424**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 104

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 105 Note 14 - Investments in Companies As of March 31, 2023 and December 31, 2022, the main investments in related companies are shown below: a) The main investments in companies and minority investments are shown below: As of March 31, 2023 As of December 31, 2022 MCh$ MCh$ Investments in associates 11,897 11,584 Minority investments 10,683 10,790 Total 22,580 22,374 b) Investments at equity value (companies with significant influence) As of March 31, 2023 As of December 31, 2022 Company Investment Investment Ownership value Ownership value % MCh$ % MCh$ Investments valued at equity value Transbank S.A. 8,7188% 9,957 8,7188% 9,672 Combac S.A. (2) 9,8114% 749 9,8114% 745 IMERC OTC S.A. (2) 8.6624% 1,191 8.6624% 1,167 Total 11,897 11,584 c) Summary of financial information of associates As of March 31, 2023 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Transbank S.A. 1,510,618 1,398,056 109,508 3,054 Combac S.A. 8,456 1,017 7,304 135 IMERC OTC S.A. 33,045 19,632 13,093 320 Total 1,552,119 1,418,705 129,905 3,509

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 14 - Investments in Companies, continued

	As of December 31, 2022			
	Assets	Liabilities	Equity	Profit
	MCh$	MCh$	MCh$	MCh$
Transbank S.A.	1,498,207	1,387,278	84,898	26,031
Combac S.A.	8,358	1,004	6,424	930
IMERC OTC S.A.	35,564	22,342	12,350	872
Total	**1,542,129**	**1,410,624**	**103,672**	**27,833**

d) The changes in investments in related companies for March 31, 2023 and December 31, 2022 are as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Opening balances as of January 1st	**22,374**	**19,567**
Acquisition of investments	—	—
Sale of investments	—	—
Effect of exchange ratio	—	—
Initial recognition of Equity Value and share of profit (loss)	313	2,429
Fair value of minority investments	(80)	380
Capital increase Transbank	—	—
Translation differences	(27)	(2)
Total	**22,580**	**22,374**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 106

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 14 - Investments in Companies, continued

e) Summary of minority investments (shares and rights on other companies):

	As of March 31, 2023		As of December 31, 2022	
Company	%	MCh$	%	MCh$
Redbanc S.A.	2,5043	295	2,5043	253
Sociedad Interbancaria de Depósitos de Valores S.A.	9,4021	703	9,4021	672
Electronic Stock Exchange	4,8780	415	4,8780	406
Stock Exchange (1)	0,8174	698	4,1666	3,561
Sociedad de Infraestructuras de Mercado S.A. (1)	3.3492	2,863	—	—
Swift	—	220	—	221
CCLV Contraparte Central (2)	—	8	—	9
A.C.H Colombia (2)	4.2100	1,525	4,2100	1,568
Redeban Multicolor S.A (2)	1.6000	624	1.6000	641
Cámara de Riesgo Central de Contraparte S.A (2)	1.2832	300	1,2832	308
Colombian Stock Exchange (2)	0.6700	520	0,6700	569
Credibanco (2)	6.3662	2,498	6,3662	2,568
Patrimonio autónomo Fiducredicor (Comisionista) (2)	5.2630	14	5,2630	14
Total		**10,683**		**10,790**

(1) From March 15, 2023, the Santiago Stock Exchange was divided and Sociedad de Infraestructuras de Mercado S.A. was created.
(2) Corresponds to investments in other companies made by subsidiaries established in Colombia.

f) We have evaluated the evidence indicated in IAS 28 and have not identified any impairment on the Bank's investments

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 107

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 15 - Intangible Assets

a) The composition of this item as of March 31, 2023 and December 31, 2022 is as follows:

Items	Average useful life	Average remaining amortization	Net assets as OF January 01, 2022	Gross Balance	Accumulated Amortization	Net asset as of March 31, 2023
	No.	No.	MCh$	MCh$	MCh$	MCh$
Software or computer programs	6	2	158,677	310,597	(151,285)	159,312
Goodwill from business combinations			492,512	492,512	—	492,512
Other intangible assets arising from business combinations	9	2	42,601	189,044	(151,867)	37,177
Total			**693,790**	**992,153**	**(303,152)**	**689,001**

Items	Average useful life	Average remaining amortization	Net assets as OF January 01, 2022	Gross Balance	Accumulated Amortization	Net asset as of December 31, 2022
	No.	No.	MCh$	MCh$	MCh$	MCh$
Software or computer programs	6	2	142,536	304,260	(145,583)	158,677
Goodwill from business combinations			492,512	492,512	—	492,512
Other intangible assets arising from business combinations	9	2	64,296	189,044	(146,443)	42,601
Total			**699,344**	**985,816**	**(292,026)**	**693,790**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 108

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 15 - Intangible Assets, continued

b) The changes in the gross balance of intangible assets as of March 31, 2023 and December 31, 2022 are as follows:

	Software or computer programs	Goodwill from business combinations	Other intangible assets arising from business combinations	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	**304,260**	**492,512**	**189,044**	**985,816**
Additions	11,287	—	—	**11,287**
Exchange differences	(4,692)	—	—	**(4,692)**
Other	(258)	—	—	**(258)**
Balances as of March 31, 2023	**310,597**	**492,512**	**189,044**	**992,153**

	Software or computer programs	Goodwill from business combinations	Other intangible assets arising from business combinations	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**268,047**	**492,512**	**189,044**	949,603
Additions	49,918	—	—	49,918
Disposals	(806)	—	—	(806)
Exchange differences	(12,575)	—	—	(12,575)
Other	(324)	—	—	(324)
Balances as of December 31, 2022	**304,260**	**492,512**	**189,044**	**985,816**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 109

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 110 Note 15 - Intangible Assets, continued c) The changes in accumulated depreciation of intangible assets during the periods ended as of March 31, 2023 and December 31, 2022 are as follows: Software or Goodwill Other intangible assets computer from business arising from programs combinations business combinations Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 (145,583) — (146,443) (292,026) Amortization for the period (9,696) — (5,424) (15,120) Exchange differences 3,988 — — 3,988 Other 6 — — 6 Balances as of March 31, 2023 (151,285) — (151,867) (303,152) Software or Goodwill Other intangible assets computer from business arising from programs combinations business combinations Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (125,511) — (124,748) (250,259) Amortization for the year (33,021) — (21,695) (54,716) Exchange differences 7,728 — — 7,728 Other 5,221 — — 5,221 Balances as of December 31, 2022 (145,583) — (146,443) (292,026) d) Impairment Banco Itaú Chile assesses, at the end of each reporting period, whether there is any indication of impairment of any asset (including goodwill). If such an indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of March 31, 2023 and December 31, 2022, there are no indications or concrete evidence of impairment. As of the date of these financial statements, there have been no events requiring the recognition of impairment. e) Restrictions Banco Itaú Chile and subsidiaries have no restrictions on intangible assets as of March 31, 2023 and December 31, 2022. Additionally, no intangible assets have been pledged as collateral for the performance of obligations.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 16 - Fixed Assets

a) The breakdown of this item as of March 31, 2023 and December 31, 2022 is as follows:

Item	Useful life years	Remaining depreciation years	Net assets as of January 1, 2023	Gross balance	Accumulated depreciation	Net assets as of March 31, 2023
Buildings	26	14	8,514	13,247	(4,955)	8,292
Land	—	—	2,319	2,255	—	2,255
Equipment	6	3	19,312	81,847	(64,039)	17,808
Other	14	8	9,912	31,756	(22,635)	9,121
Total			40,057	129,105	(91,629)	37,476

Item	Useful life years	Remaining amortization years	Net assets as of January 01, 2022	Gross balance	Accumulated depreciation	Net assets as of December 31, 2022
Buildings	26	15	11,772	13,440	(4,926)	8,514
Land	—	—	3,548	2,319	—	2,319
Equipment	6	4	23,798	82,885	(63,573)	19,312
Other	14	9	11,939	35,435	(25,523)	9,912
Total			51,057	134,079	(94,022)	40,057

The useful life presented in the tables above corresponds to the total useful life and residual life of the fixed assets of the Bank and subsidiaries. The total useful life was calculated based on the expected use considering the quality of the original construction, the environment where the assets are located, the quality and level of maintenance carried out and the appraisal performed by external specialists independent from the Bank.

b) The changes in the gross balance of fixed assets as of March 31, 2023 and December 31, 2022 are as follows:

	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	**13,440**	**2,319**	**82,885**	**35,435**	**134,079**
Additions	—	—	596	274	**870**
Sales and/or disposals for the period	(193)	(64)	(655)	(3,735)	**(4,647)**
Impairment	—	—	—	—	**—**
Exchange differences	—	—	(979)	(218)	**(1,197)**
Reclassification to assets held for sale	—	—	—	—	**—**
Other	—	—	—	—	**—**
Balances as of March 31, 2023	**13,247**	**2,255**	**81,847**	**31,756**	**129,105**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 111

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 16 - Fixed Assets, continued

	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**18,466**	**3,548**	**85,835**	**36,039**	**143,888**
Additions	143	—	4,589	3,162	**7,894**
Sales and/or disposals for the year	(306)	(89)	(1,224)	(2,440)	**(4,059)**
Impairment	—	—	—	(20)	**(20)**
Exchange differences	(2,087)	(576)	(6,315)	(1,306)	**(10,284)**
Reclassification to assets held for sale	(2,776)	(106)	—	—	
Other	—	(458)	—	—	**(458)**
Balances as of December 31, 2022	**13,440**	**2,319**	**82,885**	**35,435**	**136,961**

c) The changes in accumulated depreciation of fixed assets for March 31, 2023 and December 31, 2022, respectively, are as follows:

	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2023	**(4,926)**	**—**	**(63,573)**	**(25,523)**	**(94,022)**
Depreciation for the year	(98)	—	(1,764)	(923)	**(2,785)**
Sales and/or disposals for the period	3	—	143	3,511	**3,657**
Exchange differences	66	—	1,155	300	**1,521**
Reclassification to assets held for sale	—	—	—	—	**—**
Impairment	—	—	—	—	**—**
Other	—	—	—	—	**—**
Balances as of March 31, 2023	**(4,955)**	**—**	**(64,039)**	**(22,635)**	**(91,629)**

	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**(6,694)**	**—**	**(62,037)**	**(24,100)**	**(92,831)**
Depreciation for the year	(415)	—	(7,864)	(4,494)	**(12,773)**
Sales and/or disposals for the year	146	—	1,034	1,838	**3,018**
Exchange differences	717	—	5,294	1,243	**7,254**
Reclassification to assets held for sale	1,320	—	—	—	**1,320**
Impairment	—	—	—	(10)	**(10)**
Other	—	—	—	—	**—**
Balances as of December 31, 2022	**(4,926)**	**—**	**(63,573)**	**(25,523)**	**(94,022)**

The Bank and its subsidiaries have no restrictions on fixed assets as of March 31, 2023 and December 31, 2022. In addition, fixed assets have not been pledged as collateral for the performance of obligations. On the other hand, there are no amounts owed on fixed assets by the Bank as of the aforementioned dates.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 112

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 17 - Assets for Right to use and Lease Contracts Liabilities

a) The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised.

(i) In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract. The breakdown of this item as of March 31, 2023 and December 31, 2022 is as follows:

	Useful life years	Average remaining depreciation years	Net assets as of January 1, 2023	Gross balances	Accumulated depreciation	Net assets as of March 31, 2023
	No.	No.	MCh$	MCh$	MCh$	MCh$
Buildings	8	5	**89,539**	164,147	(78,571)	**85,576**
Land	—	—	**—**	—	—	**—**
Improvements in leased premises	9	5	**20,139**	50,218	(29,109)	**21,109**
Others leased assets	—	—	**—**	—	—	**—**
Others intangible assets	—	—	**—**	—	—	**—**
Total			**109,678**	**214,365**	**(107,680)**	**106,685**

	Useful life years	Average remaining depreciation years	Net assets as of January 1, 2022	Gross balances	Accumulated depreciation	Net assets as of December 31, 2022
	No.	No.	MCh$	MCh$	MCh$	MCh$
Buildings	8	5	**110,743**	164,052	(74,513)	**89,539**
Land	—	—	**—**	—	—	**—**
Improvements in leased premises	9	5	**20,876**	48,480	(28,341)	**20,139**
Other fixed assets	3	—	**38**	—	—	**—**
Other intangible assets	—	—	**—**	—	—	**—**
Total			**131,657**	**212,532**	**(102,854)**	**109,678**

(ii) Movement in the gross balance of assets for right to use lease for March 31, 2023 and December 31, 2022 are as follows:

	Buildings	Land	Improvements in leased premises	Others leased assets	Others intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	**164,052**	**—**	**48,480**	**—**	**—**	**212,532**
Additions	1,152	—	2,492	—	—	**3,644**
Sales and/or disposals for the period	(965)	—	(459)	—	—	**(1,424)**
Reclassifications	941	—	—	—	—	**941**
Inflation indexation adjustments	345	—	—	—	—	**345**
Exchange differences	(1,378)	—	(295)	—	—	**(1,673)**
Balances as of March 31, 2023	**164,147**	**—**	**50,218**	**—**	**—**	**214,365**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 113

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 17 - Assets for Right to use and Lease Contracts Liabilities, continued

	Buildings	Land	Improvements in leased premises	Others leased assets	Others intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**175,358**	—	**57,253**	**152**	**—**	**232,763**
Additions	9,113	—	6,161	—	—	**15,274**
Sales and/or disposals for the year	(15,372)	—	(13,207)	(122)	—	**(28,701)**
Reclassifications	9,248	—	—	—	—	**9,248**
Inflation indexation adjustments	(8,985)	—	—	(5)	—	**(8,990)**
Exchange differences	(5,310)	—	(1,727)	(25)	—	**(7,062)**
Balances as of December 31, 2022	**164,052**	**—**	**48,480**	**—**	**—**	**212,532**

(iii) The changes in accumulated depreciation of assets for right to use leased assets for March 31, 2023 and December 31, 2022 are as follows:

	Buildings	Land	Improvements in leased premises	Other fixed assets	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	**(74,513)**	**—**	**(28,341)**	**—**	**—**	**(102,854)**
Depreciation	(5,630)	—	(1,431)	—	—	(7,061)
Sales and/or disposals for the period	964	—	408	—	—	1,372
Exchange differences	608	—	255	—	—	863
Reclassifications	—	—	—	—	—	—
Impairment	—	—	—	—	—	—
Balances as of March 31, 2023	**(78,571)**	**—**	**(29,109)**	**—**	**—**	**(107,680)**

	Buildings	Land	Improvements in leased premises	Other fixed assets	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**(64,615)**	**—**	**(36,377)**	**(114)**	**—**	**(101,106)**
Depreciation	(22,518)	—	(6,147)	(33)	—	(28,698)
Sales and/or disposals for the year	9,790	—	12,665	125	—	22,580
Exchange differences	2,695	—	1,518	22	—	4,235
Reclassifications	135	—	—	—	—	135
Impairment	—	—	—	—	—	—
Balances as of December 31, 2022	**(74,513)**	**—**	**(28,341)**	**—**	**—**	**(102,854)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 114

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 115 Note 17 - Assets for Right to use and Lease Contracts Liabilities, continued b) Lease contracts liabilities (i) Lease contracts liabilities as of March 31, 2023 and December 31, 2022 are as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Lease contract liabilities 90,526 94,575 Total 90,526 94,575 The Bank and its subsidiaries have contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals. (ii) The changes in lease contract liabilities and cash flows as of March 31, 2023 and December 31, 2022 are as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Balances as of January 1, 2023 94,575 115,544 Additions due to new contracts (1) 1,152 9,113 Disposals due to early termination — (5,527) Interest expense 1,185 3,657 Remeasurements of the liabilities due to modifications (2) (28) (8,908) Inflation rate adjustments 1,316 9,171 Exchange rate adjustment 15 (22) Exchange differences (842) (3,776) Capital and interest payments (6,847) (24,677) Balances at the end of the period / year 90,526 94,575 (1) Include contract renewals. (2) Include remeasurement of liabilities due to contract amendments.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 116 Note 18 – Taxes a) Current taxes The Bank and its subsidiaries, at the end of each reporting period, have established a provision for first category income tax, which was determined based on current tax legislation. The net provision for recoverable taxes has been reflected in assets for MCh$94,203 as of March 31, 2023 (MCh$88,276 as of December 31, 2022), as detailed below: a.1) Current tax assets and liabilities by geographical area As of March 31, 2023 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 64,577 — 30,130 94,707 Current tax liabilities — — (504) (504) Total net 64,577 — 29,626 94,203 As of December 31, 2022 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 50,690 — 37,663 88,353 Current tax liabilities — — (77) (77) Total net 50,690 — 37,586 88,276 (1) Correspond to the Itaú Corpbanca New York Branch.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 18 - Taxes, continued

a.2) Current tax components by geographical area

	As of March 31, 2023			
	Chile	U.S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax, income tax effect	(2,931)	—	(788)	**(3,719)**
Income tax effect on equity, net investments hedge	—	—	—	**—**
Income tax, 27% rate	**(2,931)**	**—**	**(788)**	**(3,719)**
Less:				**—**
Monthly Provisional Payments	9,396	—	8,282	**17,678**
Tax credit for training costs	—	—	—	**—**
Tax credit donations	404	—	—	**404**
4% event capital credit	313	—	—	**313**
Other taxes to be recovered (paid) (2)	57,395	—	22,132	**79,527**
Total	**64,577**	**—**	**29,626**	**94,203**

(1) Correspond to the Itaú Corpbanca New York Branch.
(2) Correspond mainly to monthly provisional payments paid in previous years, provisional payments for reimbursed retained earnings, among others.

	As of December 31, 2022			
	Chile	U.S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax with effect in profit and loss	(12,000)	—	(1,819)	**(13,819)**
Income tax effect on equity, net investments hedge	—	—	—	**—**
Income tax effect on equity cash flows hedge	—	—	—	**—**
Income tax, 27% rate	**(12,000)**	**—**	**(1,819)**	**(13,819)**
Less:				
Monthly Provisional Payments	51,824	—	24,576	**76,400**
Tax credit for training costs	1,000	—	—	**1,000**
Tax credit donations	828	—	—	**828**
4% event capital credit	721	—	—	**721**
Other taxes to be recovered (paid) (2)	8,317	—	14,829	**23,146**
Total	**50,690**	**—**	**37,586**	**88,276**

(1) Correspond to the Itaú Corpbanca New York Branch.
(2) Correspond mainly to monthly provisional payments paid in previous years, provisional payments for reimbursed retained earnings, among others.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 117

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 118 Note 18 - Taxes, continued b) Income tax results The tax expense for the three months periods ended as of March 31, 2023 and 2022 consists of the following items: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Income tax expense: Current tax expenses (3,719) (2,511) Deferred taxes: Deferred taxes expenses 63,347 33,441 Subtotal 59,628 30,930 Other — 5,844 Net expense for income taxes 59,628 36,774 c) Reconciliation of effective tax rate The reconciliation between the current statutory nominal income tax rates and the effective rates applied to the determination of the tax expense as of March 31, 2023 and 2022 is as follows 2023 2022 Nominal rates by geographic area Rate Rate Chile 27.0% 27.0% Colombia 40.0% 38.0% United States 21.0% 21.0%

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 18 - Taxes, continued

The main tax effects, according to the nominal tax rates of the countries reported on a consolidated basis, are as follows:

	For the three months periods ended as of March 31,			
	2023		2022	
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	4,095	27.00	18,736
Equity price level restatement for tax purposes (1)	(83.98)	(12,737)	(40.60)	(28,177)
Exchange differences due to investments in Colombia (2)	(282.99)	(42,921)	(44.91)	(31,163)
Capital investments tax exemptions (3)	(36.98)	(5,608)	2.64	1,830
Effect of rates Colombia subsidiary (4)	(14.91)	(2,262)	0.16	108
Effect of rates New York branch (4)	(3.09)	(469)	(0.23)	(157)
Taxes in USA	9.02	1,368	3.27	2,267
Other Adjustments	(7.21)	(1,094)	(0.33)	(218)
Totals	**(393.14)**	**(59,628)**	**(53.00)**	**(36,774)**

(1) During the three months periods ended as of March 31, 2023, the CPI factor used to adjust the Tax-basis Equity was equal to 1.0% (2.3% in 2022).
(2) For tax purposes, the investment in Colombia and the United States is valued in U.S. dollars. The devaluation (appreciation) of the Chilean peso against the U.S. dollar generates income (expense) for tax purposes without a corresponding effect on profit or loss. The amount presented here represents the income tax expense (benefit) for the effect of the exchange rate on the investment in Colombia and the United States. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it economically from the tax effect generated by the fluctuation in the exchange rate. The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net foreign exchange gain (loss) line of the Consolidated Statement of Income for the period.
(3) Capital gains generated on sales of fixed-income instruments qualifying for the tax exemption under Article 104 of the Income Tax Law are not subject to income tax.
(4) This line reflects the tax rate differences of companies located in other jurisdictions (ITAU Colombia and New York Branch), which are part of the Bank's consolidated income. In the case of Colombia, Panama is included as a subsidiary.

d) Effect of taxes recorded in equity

d.1) Tax effect of other comprehensive income that may be reclassified to income in subsequent periods:

	For the three months periods ended as of March 31,	
	2023	2022
	MCh$	MCh$
Effect of investments at FVTOCI	(3,274)	1,917
Effect of change in hedge accounting net investment	(5,495)	(5,897)
Effect of change in cash flow hedging	6,996	26,978
Total charge to other comprehensive income	**(1,773)**	**22,998**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 119

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 18 - Taxes, continued

d.2) Other comprehensive income that will not be reclassified to income in subsequent periods:

	For the three months periods ended as of March 31,	
	2023	2022
	MCh$	MCh$
Income taxes related to changes in fair value of equity instruments designated at fair value through other comprehensive income	(17)	—
Income taxes related to defined benefits obligations	(33)	(29)
Total charge to other comprehensive income	**(50)**	**(29)**

e) Deferred tax effects

e.1) Total deferred taxes

	As of March 31, 2023			As of December 31, 2022		
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred taxes with effect in income						
Allowances for loan losses	160,024	—	160,024	160,456	—	160,456
Miscellaneous provisions	81,898	—	81,898	92,297	—	92,297
Tax losses	131,909	—	131,909	81,182	—	81,182
Provision associated with personnel	9,009	—	9,009	11,817	—	11,817
Accrued interest on past due portfolio	13,234	—	13,234	11,604	—	11,604
IFRS 16 lease effect	1,399	—	1,399	1,417	—	1,417
Net tax value of amortizable assets	842	—	842	1,371	—	1,371
Unearned price differences	1,298	—	1,298	950	—	950
Depreciation of property, plant and equipment	(37,076)	—	(37,076)	(34,768)	—	(34,768)
Lease division and others	(25,892)	—	(25,892)	(31,311)	—	(31,311)
Market value of financial instruments	(14,515)	—	(14,515)	(28,587)	—	(28,587)
Itaú-Corpbanca business combination	(10,038)	—	(10,038)	(11,502)	—	(11,502)
Other	(21)	—	(21)	444	—	444
Subtotal deferred tax assets (liabilities) through profit or loss	**312,071**	**—**	**312,071**	**255,370**	**—**	**255,370**
Deferred income taxes through other comprehensive income						
Tax on investments at FVTOCI	582	—	582	2,346	—	2,346
Tax on tax loss arising from hedges	—	—	—	(3,661)	—	(3,661)
Tax on investments at CA	2,014	—	2,014	—	—	—
Taxes due to accounting hedging effect net investment	12,203	—	12,203	13,444	—	13,444
Taxes due to cash flow hedging effect	(276)	—	(276)	261	—	261
Tax on defined benefit obligations	3,074	—	3,074	3,257	—	3,257
Other	(1,910)	—	(1,910)	(1,910)	—	(1,910)
Subtotal deferred tax assets (liabilities) through other comprehensive income	**15,687**	**—**	**15,687**	**13,737**	—	**13,737**
Total deferred tax assets (liabilities)	**327,758**	**—**	**327,758**	**269,107**	—	**269,107**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 120

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 18 - Taxes, continued

e.2) Deferred taxes by geographic area

	As of March 31, 2023				As of December 31, 2022			
	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax asset	238,014	16,861	72,883	327,758	175,667	18,911	74,529	269,107
Deferred tax liabilities	—	—	—	—	—	—	—	—
Total net by geographic area	**238,014**	**16,861**	**72,883**	**327,758**	**175,667**	**18,911**	**74,529**	**269,107**

(1) Corresponds to the branch located in New York.

The effects of deferred tax assets and liabilities allocated as a result of temporary differences by geographic area are presented below.

	As of March 31, 2023				As of December 31, 2022			
	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	154,002	630	5,392	160,024	153,205	698	6,553	160,456
Miscellaneous provisions	57,659	1,677	22,562	81,898	63,584	1,788	26,925	92,297
Tax losses	89,670	11,300	30,939	131,909	46,484	11,744	22,954	81,182
Provision associated with personnel	4,207	271	4,531	9,009	4,973	595	6,249	11,817
Accrued interest on past due portfolio	13,234	—	—	13,234	11,604	—	—	11,604
IFRS 16 lease effect	874	—	525	1,399	891	—	526	1,417
Net tax value of amortizable assets	1,298	—	—	1,298	1,371	—	—	1,371
Unearned price differences	842	—	—	842	950	—	—	950
Depreciation of property, plant and equipment	(37,880)	(56)	860	(37,076)	(35,689)	(61)	982	(34,768)
Lease division and others	(29,506)	—	3,614	(25,892)	(35,221)	—	3,910	(31,311)
Market value of financial instruments	(4,866)	3,331	(12,980)	(14,515)	(18,748)	4,396	(14,235)	(28,587)
Itaú-Corpbanca business combination	(10,038)	—	—	(10,038)	(11,502)	—	—	(11,502)
Other	(2,506)	—	2,485	(21)	(2,592)	—	3,036	444
Total net assets (liabilities)	**236,990**	**17,153**	**57,928**	**312,071**	**179,310**	**19,160**	**56,900**	**255,370**

	As of March 31, 2023				As of December 31, 2022			
	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Tax on investments to FVOCI	920	(292)	(46)	582	1,928	(249)	667	2,346
Tax on tax loss arising from hedges	—	—	—	—	(3,661)	—	—	(3,661)
Tax on investments at CA	2,014	—	—	2,014	—	—	—	—
Taxes due to accounting hedging effect net investment	—	—	12,203	12,203	—	—	13,444	13,444
Taxes due to cash flow hedging effect	—	—	(276)	(276)	—	—	261	261
Tax on defined benefit obligations	—	—	3,074	3,074	—	—	3,257	3,257
Other	(1,910)	—	—	(1,910)	(1,910)	—	—	(1,910)
Total deferred tax assets (liabilities) through other comprehensive income	**1,024**	**(292)**	**14,955**	**15,687**	**(3,643)**	**(249)**	**17,629**	**13,737**
Total deferred taxes	**238,014**	**16,861**	**72,883**	**327,758**	**175,667**	**18,911**	**74,529**	**269,107**

(1) Correspond to the Itaú Corpbanca New York Branch.

f) Summary of total deferred taxes

The following is a summary of deferred taxes, considering both their effect on shareholders' equity and income.

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Deferred tax assets		
Through other comprehensive income	15,687	13,737
Through income	312,071	255,370
Total deferred tax assets	**327,758**	**269,107**
Deferred tax liabilities		
Through other comprehensive income	—	—
Through income	—	—
Total deferred tax liabilities	—	—

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 121

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 122 Note 19 - Other Assets a) As of March 31, 2023 and December 31, 2022, the composition of the item is as follows: As of March 31, 2023 As of December 31, 2022 MCh$ MCh$ Other assets Assets to be leased out as lessor (1) 15,910 16,012 Cash collateral provided for derivative financial transactions 302,840 456,749 Receivables from brokerage of financial instruments 30,268 18,467 Accounts receivable from third parties 48,250 43,000 Investment properties 2,616 2,536 VAT credit receivable 5,766 6,472 Prepaid expenses 33,750 30,189 Assets for revenue from contracts with customers 8,803 11,042 Valuation adjustments for macro hedges (2) 3,442 — Other cash collateral provided (3) 2,638 2,920 Pending transactions 14,698 15,716 Other assets 22,765 26,580 Total 491,746 629,683 (1) Correspond to assets available to be delivered under the financial lease modality. (2) Correspond to the balances of the valuation at market value of the net assets or liabilities hedged in a macro hedge. (3) Correspond to guarantees associated with certain derivative contracts. These guarantees operate when the valuation of the derivatives exceeds the thresholds defined in the respective contracts and may be in favor of or against the Bank.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 123 Note 20 - Non-current Assets and Disposable Group and Liabilities Included in Disposable Group for Held Sale a) The composition of non-current assets and disposal group for sale and liabilities in disposal group held for sale is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Assets received in payment or foreclosed at judicial auction Assets received in lieu of payment 17,604 16,822 Assets foreclosed in judicial auction 2,735 2,440 Provisions for Assets received in lieu of paymentt or foreclosed at judicial auction (11,086) (11,380) Non-current assets held for sale Investments in companies — — Intangible assets — — Fixed assets 473 745 Assets for recovery of assets assigned in financial leasing transactions 7,061 7,082 Other assets — — Disposable groups for sale — — Subtotal 16,787 15,709 Liabilities included in disposable groups for sale — — Subtotal — — Total 16,787 15,709 b) The changes in provisions for assets received in lieu of payment as of March 31, 2023 and December 31, 2022, are as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Balances at January 1 (11,380) (14,404) Application of provisions (501) 20,184 Release of provisions — 4,819 Creation of provisions 509 (24,006) Exchange differences 286 2,027 Total (11,086) (11,380)

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 21 - Financial Liabilities Held for Trading at Fair Value Through Profit or Loss

a) As of March 31, 2023 and December 31, 2022, the detail of financial liabilities held for trading at fair value through profit or loss is as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Derivatives held for trading	3,131,116	3,426,141
Other financial instruments held for trading	—	—
Total	**3,131,116**	**3,426,141**

b) Portfolios detail

As of March 31, 2023 and December 31, 2022, the detail of the portfolio of derivative financial instruments is as follows:

	As of March 31, 2023								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Derivative Contracts									
Currency forwards	—	7,163,045	1,877,335	2,327,851	701,634	161,113	134,330	12,365,308	450,134
Interest rate swaps	6,343	268,077	370,764	1,625,098	3,901,081	2,254,809	4,288,259	12,714,431	1,205,757
Currency swaps	—	348,421	2,699,628	5,616,934	8,607,070	4,297,537	9,515,304	31,084,894	1,473,256
Call currency options	—	2,152	1,893	796	—	—	—	4,841	77
Put currency options	—	3,421	7,634	20,410	8,000	—	—	39,465	1,892
Total	**6,343**	**7,785,116**	**4,957,254**	**9,591,089**	**13,217,785**	**6,713,459**	**13,937,893**	**56,208,939**	**3,131,116**

	As of December 31, 2022								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Derivative Contracts									
Currency forwards	—	5,710,749	1,744,537	2,288,184	721,546	93,572	134,330	10,692,918	420,494
Interest rate swaps	1,709	202,652	476,390	1,631,868	4,005,297	2,522,025	4,270,505	13,110,446	1,193,307
Currency and interest rate swaps	—	474,463	2,304,905	4,888,564	6,806,786	4,705,049	10,392,078	29,571,845	1,811,426
Currency call options	—	—	13,200	—	—	—	—	13,200	404
Currency put options	—	3,953	7,675	16,443	—	—	—	28,071	510
Total	**1,709**	**6,391,817**	**4,546,707**	**8,825,059**	**11,533,629**	**7,320,646**	**14,796,913**	**53,416,480**	**3,426,141**

As of March 31, 2023 and December 31, 2022, the Bank has no other financial instruments classified as financial liabilities held for trading at fair value through profit or loss.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 124

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 125 Note 22 - Financial Liabilities at Amortized Cost As of March 31, 2023 and December 31, 2022, the composition of financial liabilities at amortized cost is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Demand deposits and other obligations Checking accounts 3,729,295 3,813,559 Demand deposit accounts 1,151,764 1,254,268 Other demand deposits 91,928 156,358 Obligations for reserve accounts for payment cards — — Other obligations on demand 371,016 331,000 Subtotal 5,344,003 5,555,185 Term deposits and other term loans Time deposits 12,799,790 12,685,710 Term savings accounts 16,130 17,943 Other term credit balances — — Subtotal 12,815,920 12,703,653 Obligations under repurchase agreements and securities loans Transactions with domestic banks — — Transactions with foreign banks 189,721 — Transactions with other entities in the country 244,624 288,447 Transactions with other entities abroad — 65,641 Subtotal 434,345 354,088 Obligations with banks Banks in the country — 35,085 Foreign banks 1,727,185 1,685,954 Central Bank of Chile 3,007,241 3,007,284 Foreign central banks — — Subtotal 4,734,426 4,728,323 Debt instruments issued Letters of credit 17,531 18,940 Bonds 6,864,839 6,528,867 Subtotal 6,882,370 6,547,807 Other financial obligations Other financial obligations with the public sector — — Other financial obligations in the country 51,328 53,174 Other financial obligations abroad 246,615 302,559 Subtotal 297,943 355,733 Total 30,509,007 30,244,789

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 126 Note 22 - Financial Liabilities at Amortized Cost, continued a) Obligations under repurchase agreements As of March 31, 2023 and December 31, 2022, the detail of instruments sold under repurchase agreements is as follows: As of March 31, As of December 31, Obligations under repurchase agreements and securities loans 2023 2022 MCh$ MCh$ Transactions with domestic banks Reverse repurchase agreements with other banks — — Reverse repurchase agreements with Banco Central de Chile — — Securities lending obligations — — Transactions with foreign banks — Reverse repurchase agreements with other banks 6,610 — Repurchase agreements with foreign Central Banks 183,111 — Securities lending obligations — — Transactions with other entities in the country Repurchase agreements 244,624 288,447 Securities lending obligations — — Transactions with other entities abroad Repurchase agreements — 65,641 Securities lending obligations — — Total 434,345 354,088

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 22 - Financial Liabilities at Amortized Cost, continued

b) Obligations with banks as of March 31,2023 and December 31, 2022, the composition of the item "Obligations with Banks" is as follows:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Loans and other obligations		
Central Bank of Chile (1)	3,007,241	3,007,284
Banks in the country	—	35,085
Subtotal	**3,007,241**	**3,042,369**
Loans from Financial Institutions abroad		
Banco Caja Social	—	—
Banco Itaú Paraguay S.A.	—	—
Banco de Bogotá	—	—
Banco de crédito e inversiones	23,225	24,438
Banco Latinoamericano de Exportación (BLADEX)	60,289	72,167
Banco República	—	—
Bancoldex S.A. (Colombia)	3,427	16,619
Bank of America, N.A.	134,506	148,266
Bank of Montreal	155,387	141,063
Bank of New York	82,464	50,337
Bank of Nova Scotia	89,176	106,862
Barclays Bank Plc	—	—
Bayern Landesbank	—	—
BBVA Asset Management Continental S.A. (Perú)	—	—
BNP Paribas	111,922	131,794
Citibank N.A.	120,798	123,494
Cobank C.B.	55,533	53,469
Commerzbank A.G.	123,099	110,572
Corporación Andina de Fomento	—	—
Credicorp Capital SASAF	—	—
Deutsche Bank AG	85,644	90,155
Findeter S.A. Financiera del Desarrollo Territorial	43,813	47,906
IFC Corporación Financiera Internacional	—	—
Interfondos S.A. Sociedad Administradora de Fondos	—	—
La Caixa	66,514	71,476
Mizuho Corporate Bank	15,858	17,086
Scotia Fondos Sociedad Administradora de Fondos S.A.	—	—
Standard Chartered Bank	59,469	64,073
Sumitomo Mitsui Banking Corporation	252,209	185,465
Unicredit Bank	—	—
Wells Fargo Bank, N.A.	159,351	171,313
Zuercher Kantonalbank	—	7,942
Otros bancos	84,501	51,457
Subtotal	**1,727,185**	**1,685,954**
Totales	**4,734,426**	**4,728,323**

(1) Corresponds to funds obtained through the use of the Conditional Credit Facility to Increase Loans (FCIC) granted by the Chilean Central Bank in response to tensions generated by the spread of the COVID-19 virus. The loans obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020, until March 30, 2024. The FCIC accrues at the Monetary Policy Rate (MPR) in effect on the date of each transaction.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 127

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 128 Note 22 - Financial Liabilities at Amortized Cost, continued c) Debt instruments issued As of March 31, 2023 and December 31, 2022, the composition of the item is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Debt instruments issued Letters of credit 17,531 18,940 Current bonds 6,864,839 6,528,867 Mortgage bonds — — Subtotal 6,882,370 6,547,807 Other financial obligations Obligations with the public sector — — Other obligations in the country 51,328 53,174 Foreign obligations 246,615 302,559 Subtotal 297,943 355,733 Total 7,180,313 6,903,540 c.1) Debts classified as short-term are those that constitute demand obligations or that will mature in a period equal to or less than one year. All other debts are classified as long-term. The detail is as follows: As of March 31, 2023 Short-term Long-term Total MCh$ MCh$ MCh$ Letters of credit 4,750 12,781 17,531 Current bonds 413,291 6,451,548 6,864,839 Mortgage bonds — — — Debt instruments issued 418,041 6,464,329 6,882,370 Other financial obligations 297,943 — 297,943 As of December 31, 2022 Short-term Long-term Total MCh$ MCh$ MCh$ Letters of credit 6,146 12,794 18,940 Current bonds 323,821 6,205,046 6,528,867 Mortgage bonds — — — Debt instruments issued 329,967 6,217,840 6,547,807 Other financial obligations 355,733 — 355,733

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 22 - Financial Liabilities at Amortized Cost, continued

Further details, including maturities, are presented below for each type of debt instrument issued, for the balances as of March 31, 2023 and December 31, 2022.

c.1.1) Current bonds

The detail of current bonds by type of currency is as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Bonds in UF	6,200,683	5,853,292
Bonds in $	250,937	252,573
Bonds in COP	413,219	423,002
Total	**6,864,839**	**6,528,867**

The following is a detail of current bond placements:

Placements made during the period ended as of March 31, 2023:

Series	Currency	Amount placed	Term	Rate of issue	Date of placement	Date of maturity
BITADP0222	UF	1,500,000	11 years and 17 months	2.51% p.a	03-01-2023	09-08-2034
BITADN0322	UF	2,000,000	11 years and 17 months	2.64% p.a	09-01-2023	09-09-2032
BITADM0422	UF	2,500,000	8 years and 7 months	2.6% p.a	27-03-2023	09-10-2031
Total		**6,000,000**				

Placements made during the year ended as of December 31, 2022:

Series	Currency	Amount placed	Term	Rate of issue	Date of placement	Date of maturity
BITACT0418	UF	1,500,000	8 years and 2 months	2.00% p.a.	25-02-2022	09-10-2027
BITACV0418	UF	3,000,000	8 years and 2 months	2.00% p.a.	03-03-2022	09-10-2029
BITACU0418	UF	2,000,000	6 years and 1 month	2.00% p.a.	18-03-2022	09-10-2028
BITADL0321	UF	3,000,000	9 years and 9 months	1.00% p.a	27-05-2022	09-03-2032
BITADK0821	UF	3,000,000	9 years and 2 months	1.00% p.a	31-05-2022	09-08-2031
BITADJ0321	UF	3,000,000	8 years and 9 months	1.00% p.a	16-06-2022	09-08-2031
BITADI0521	UF	3,000,000	7 years and 10 months	1.00% p.a	01-08-2022	09-05-2030
BITADH0321	UF	3,000,000	7 years and 5 months	1.00% p.a	25-08-2022	09-03-2030
BITADO0622	UF	5,000,000	11 years	2.20% p.a	04-11-2022	09-06-2033
BITADN0322	UF	3,000,000	9 years and 9 months	2.20% p.a	29-11-2022	09-09-2032
BITADP0222	UF	1,000,000	11 years and 7 months	2.20% p.a	27-12-2022	09-08-2034
BITADP0222	UF	1,000,000	11 years and 7 months	2.20% p.a	27-12-2022	09-08-2034
Total UF		**31,500,000**				

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 129

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 130 Note 22 - Financial Liabilities at Amortized Cost, continued Amount Rate of Date of Date of Series Currency placed Term issue placement maturity SUBSERIE C36 COP 182,310,000,000 3 years 1.76% p.a. 29-06-2021 29-06-2024 SUBSERIEC120 COP 151,094,000,000 10 years 3.72% p.a. 29-06-2021 29-06-2031 Total 333,404,000,000 c.1.2) Mortgage bonds As of March 31, 2023 and December 31, 2022, no mortgage bond placements have been made. d) Other financial obligations As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Amount owed for credit card transactions 297,943 355,733 Other — — Total other financial obligations 297,943 355,733 As of March 31, 2023 and December 31, 2022 the Bank has had no principal, interest or other defaults on its debt instruments issued.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 131 Note 23 - Regulatory Capital Financial Instruments Issued a) As of March 31, 2023 and December 31, 2022, the composition of this item is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Subordinated bonds 1,235,501 1,263,169 Subordinated bonds with transitional recognition — — Subordinated bonds 1,235,501 1,263,169 Bonds with no fixed maturity — — Preferred shares — — Regulatory capital financial instruments issued 1,235,501 1,263,169 b) As of March 31, 2023 and December 31, 2022, the changes in this caption are as follows: Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 — 1,263,169 — 1,263,169 New issues made — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 15,048 — 15,048.00 Acquisition or redemption by issuer — — — — Modification of the issuance conditions — — — — Payment of interest to the holder — (22,358) — (22,358) Payment of principal to the holder — (17,815) — (17,815) Adjustments accrued for UF and/or the exchange rate — 7,445 — 7,445 Exchange differences — (9,988) — (9,988) Depreciation — — — — Reappreciation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of March 31, 2023 — 1,235,501 — 1,235,501

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 132 Note 23 - Regulatory Capital Financial Instruments Issued, continued Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 — 1,153,045 — 1,153,045 New issues made — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 62,023 — 62,023 Acquisition or redemption by issuer — — — — Modification of the issuance conditions — — — — Payment of interest to the holder — (55,605) — (55,605) Payment of principal to the holder — (4,573) — (4,573) Adjustments accrued for UF and/or the exchange rate — 117,351 — 117,351 Exchange differences — (9,072) — (9,072) Depreciation — — — — Reappreciation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of December 31, 2022 — 1,263,169 — 1,263,169 c) As of March 31, 2023 and December 31, 2022, the Bank has not made interest payments on bonds with no fixed maturity date and preferred stock dividends. d) A detail of the regulatory capital financial instruments issued due, for the balances as of March 31, 2023 and December 31, 2022, is presented as follows: As of March 31, 2023 and December 31, 2022, the Bank has not issued or placed any of the following: • Subordinated bonds. • Bonds with no fixed term maturity. • Preferred shares.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 24 – Provisions for Contingencies

As of March 31, 2023 and December 31, 2022, the Bank has recorded the following movements in its provisions:

a) Detail of provisions

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Provisions for employee benefit obligations	79,204	109,211
Provisions of a foreign bank branch for remittances of profits to its parent company	—	—
Provisions for restructuring plans	3,681	4,846
Provisions for trials and litigation	1,807	1,475
Provisions for obligations of loyalty programs and merits for clients	19,314	18,390
Provisions for operational risk	1,578	1,335
Other provisions for other contingencies	3,042	3,290
Total	**108,626**	**138,547**

b) The movement of provisions as of March 31, 2023 and December 31, 2022 is shown below:

	Provisions						
	Employee benefits and compensation (i) MCh$	Restructuring plans MCh$	lawsuits and litigation MCh$	Customer loyalty and merits program obligations MCh$	Other Provisions for contingencies MCh$	Operational risk MCh$	Total MCh$
Balances as of January 1, 2023	**109,211**	**4,846**	**1,475**	**18,390**	**3,290**	**1,335**	**138,547**
Application of provisions	24,645	—	95	1,667	—	241.00	**26,648**
Provisions recorded	(41,854)	(1,165)	(31)	(695)	—	—	**(43,745)**
Release of provisions	(10,584)	—	(18)	—	—	—	**(10,602)**
Reclassifications		—				—	**—**
Other movements	(2,214)	—	286	(48)	(248)	2.00	**(2,222)**
Balances as of March 31, 2023	**79,204**	**3,681**	**1,807**	**19,314**	**3,042**	**1,578**	**108,626**

	Provisions						
	Employee benefits and compensation (i) MCh$	Restructuring plans MCh$	lawsuits and litigation MCh$	Customer loyalty and merits program obligations MCh$	Other Provisions for contingencies MCh$	Operational risk MCh$	Total MCh$
Balances as of January 1, 2022	**116,272**	**11,202**	**2,024**	**15,735**	**3,729**	**311**	**149,273**
Application of provisions	(1,208)	(6,356)	953	4,758	224	—	**(1,629)**
Provisions recorded	61,353	—	(26)	(1,234)	54	704.00	**60,851**
Release of provisions	(56,258)	—	(683)	—	(127)	(43.00)	**(57,111)**
Reclassifications	—	—	—	—	(16)	—	**(16)**
Other movements	(10,948)	—	(793)	(869)	(574)	363.00	**(12,821)**
Balances as of December 31, 2022	**109,211**	**4,846**	**1,475**	**18,390**	**3,290**	**1,335**	**138,547**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 133

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 134 Note 24 – Provisions for Contingencies, continued c) Provisions for employee benefit obligations Reference As of March 31, 2023 As of December 31, 2022 MCh$ MCh$ Provision of short-term employee benefits (1) 32,102 58,262 Provision of benefits to post-employment employees — — Provision of long-term employee benefits 10,209 13,325 Provision of benefits to employees for termination of employment contract (d.1)(d.3)(d.4) 8,749 11,255 Provision for payments to employees based on shares or equity instruments (2) 3,982 — Provision for obligations for defined contribution post-employment plans — — Provision for obligations for post-employment defined benefit plans (d.2) 19,460 20,153 Provision for other staff obligations 4,702 6,216 Total 79,204 109,211 (1) Includes the provision for the payment of performance bonuses, year-end bonuses and other compensation of a similar nature to employees. (2) During 2021 and 2022, the Bank entered into an agreement consisting in the granting of an extraordinary long-term variable remuneration which will be paid in April 2024 and 2025, respectively, The remuneration is determined based on a defined nominal amount which will be adjusted by the variation of the share price in the value of the shares; this will be settled in cash when the agreement milestones are met. d) The detail of the main aspects of long-term employee benefits is presented below: d.1) Compensation for years of service (long-term) Description: Annual payment in the month in which the employee completes years of service in Colombia (every 5 years, from 5 to 50 years of service). Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”) was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. Age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 135 Note 24 – Provisions for Contingencies, continued The summary of the economic assumptions used as of March 31, 2023 and December 31, 2022 is as follows: As of March 31, As of December 31, 2023 2022% % Assumptions Discount rate 9.75 9.75 Expected rate of salary increase 14.30 14.30 Movements in the present value of the obligation for this type of benefit and the amounts recognized in the Interim Consolidated Income Statement are determined using the projected unit credit method and consist of the following: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Balances as of January 1 6,183 9,061 Net cost of benefits 340 (543) Payments (250) (861) Provisions recorded — — Exchange differences (169) (1,474) Balances at the end of the period / year 6,104 6,183 The detail of the net benefit cost is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Current benefit cost 204 426 Reduction – past service costs — (1,466) Interest expense on the obligation 136 497 Total 340 (543) d.2) Pension plan Description: Old Age or Survivors Pension in accordance with the Social Security Law in Colombia and benefits acquired with the Entity. Financing: The “Projected unit credit” method is the method used to determine the present value of the benefit obligation and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is assumed to receive the benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 136 Note 24 – Provisions for Contingencies, continued The detail of the net benefit cost is as follows: As of March 31, As of December 31, 2023 2022% % Assumptions Discount rate 9.75 9.75 Expected rate of pay increase 11.80 11.80 Inflation rate 11.80 11.80 The detail of the movements of the balances of the Pension Plan is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Balances as of January 1 20,153 26,889 Interest expense on the obligation 451 1,611 Payment (595) (2,650) Actuarial losses (gains) — (1,325) Exchange differences (549) (4,372) Balances at the end of the period / year 19,460 20,153 d.3) Retroactive severance plan Description: Retroactive severance plan prior to Law 50 of 1990 in Colombia. Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”), in English, was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. Age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity. The summary of the economic assumptions is as follows: As of March 31, 2023 As of December 31, 2022% % Assumptions Discount rate 8.75 8.75 Expected rate of pay increase 14.30 14.30 Inflation rate 11.80 11.80

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 137 Note 24 – Provisions for Contingencies, continued The movements for this benefit during the periods ended as of March 31, 2023 and December 31, 2022 are detailed below: As of March 31, 2023 As of December 31, 2022 MCh$ MCh$ Balances as of January 1 276 297 Current service cost 4 140 Interest expense on debentures 4 12 Actuarial losses (gains) — (21) Payment of benefits (58) (104) Exchange differences (8) (48) Balances at the end of the period / year 218 276 d.4) Retirement Bonus Plan Description: Payment of a fixed amount at the time of retirement for retirement. Financing: The method called “Projected unit credit” is the method used to determine the present value of the obligation for benefits and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is supposed to receive the benefit. The summary of the economic assumptions is as follows: As of March 31, 2023 As of December 31, 2022% % Assumptions Discount rate 9.8 9.8 Expected rate of pay increase 13.8 13.8 Inflation rate 11.8 11.8 The amounts recognized for this benefit were as follows: As of March 31, 2023 As of December 31, 2022 MCh$ MCh$ Balances at January 1 446 670 Current service cost — (128) Interest expense on debentures 16 39 Actuarial losses (gains) — (12) Payment of benefits (4) (14) Exchange differences (12) (109) Balances at the end of the period / year 446 446

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 24 – Provisions for Contingencies, continued

The effect recorded in the Consolidated Statement of Other Comprehensive Income As of March 31, 2023 and December 31, 2022, is as follows:

	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Pension plan	94	(1,325)
Retroactive severance plan	(5)	(21)
Retirement Bonus Plan	(3)	(12)
Total recognition of defined benefit obligations	**86**	**(1,358)**

Future payments

Future actuarial calculations may differ from the calculations presented, due to the following factors:

- The experience of the plans differs from those anticipated by the selected economic and demographic assumptions.
- Changes in economic and demographic assumptions.
- Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).
- Changes in the characteristics of the plan or applicable law, and with respect to it, there are no significant events affecting the results presented since the last valuation.

Below is the detail of future payments for 2023 and 2022:

2023	Severance indemnity (long term)	Plan of pensions	Retroactive Severance plan	Plan bonus for retirement
	MCh$	MCh$	MCh$	MCh$
Year 2023	658	1,567	105	81
Year 2024	612	2,234	37	24
Year 2025	652	2,222	19	29
Year 2026	806	2,200	1	25
Year 2027	1,099	2,171	17	30
Year 2028 – 2032	4,063	10,267	78	166

2022	Severance indemnity (long term)	Plan of pensions	Retroactive Severance plan	Plan bonus for retirement
	MCh$	MCh$	MCh$	MCh$
Year 2023	953	2,222	168	88
Year 2023	1,105	2,297	38	24
Year 2024	1,105	2,284	19	30
Year 2025	877	2,262	1	25
Year 2026	786	2,232	18	30
Year 2028 – 2032	4,612	10,555	80	170

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 138

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 139 Note 25 – Provisions for Dividends, Interest Payments and Valuation of Issued Bonds with no Fixed Maturity Date a) The breakdown of the item as of March 31, 2023 and December 31, 2022 is as follows: As of March 31, As of December 31, 2023 2022 Provision for payment of common stock dividends 152,558 130,123 Provision for payment of dividends on preferred shares — — Provision for payment of interest on bonds with no fixed term to maturity — — Provision for bond repricing with no fixed term to maturity — — Total 152,558 130,123 b) The changes in this caption as of March 31, 2023 and December 31, 2022 are presented below: Provision for payment of interest on bonds Provision for bond Provision for with no fixed term to repricing with no fixed dividends maturity term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2023 130,123 — — Provisions recorded 22,435 — — Application of provisions — — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of March 31, 2023 152,558 — — Provision for payment of interest on bonds Provision for bond Provision for with no fixed term to repricing with no fixed dividends maturity term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2022 83,342 — — Provisions recorded 130,123 — — Application of provisions (83,342) — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of December 31, 2022 130,123 — —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 140 Note 26 – Other Provisions for Credit Risks a) Details of other provisions for credit risk for as of March 31, 2023 and December 31, 2022 are summarized as follows: As of March 31, As of December 31, 2023 2022 Special provisions for credit risk MCh$ MCh$ Provisions for credit risk for contingent accounts receivable Guarantees and sureties 10,090 11,037 Letters of credit for goods movement transactions 288 392 Transactions related to contingent payments 15,921 16,177 Unrestricted lines of credit — — Other credit commitments 1,971 3,007 Undrawn lines of credit with immediate cancellation 11,702 11,552 Commitments to purchase local currency debt abroad 15 43 Loans for higher education studies law No. 20,027 (CAE) 435 469 Other contingent loans — — Subtotal 40,422 42,677 Provisions for country risk for transactions with debtors domiciled abroad 8,115 8,893 Special provisions for foreign loans — — Additional provisions for loans Additional provisions for commercial loans 91,398 91,654 Additional provisions for Mortgage loans 12,022 12,022 Additional provisions for consumer loans 69,108 71,825 Subtotal 172,528 175,501 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Adjustment to minimum allowance owed by banks in the country — — Adjustment to minimum provision for commercial loans in the country — — Adjustment to minimum allowance for contingent loans in the country — — Adjustment to minimum allowance Interbank loans abroad — — Adjustment to minimum allowance for commercial placements abroad — — Adjustment to minimum allowance for contingent loans abroad — — Subtotal — — Provisions made for credit risk as a result of supplementary prudential requirements Provisions for commercial loans — — Provisions for Mortgage loans — — Provisions for consumer loans — — Subtotal — — Total 221,065 227,071

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 141 Note 26 – Other Provisions for Credit Risks, continued b) The movement recorded in the results for provisions for as of March 31, 2023 and December 31, 2022 is summarized as follows: Provisions for Provisions for adjustments to the country risk for minimum required Provisions as a transactions provision for result of with debtors Special Additional normal portfolio complementary domiciled provisions for provisions for with individual prudential abroad foreign loans placements assessment requirements Balance as of January 1, 2023 8,893 — 175,501 — — Creation of provisions 1,024 — — — — Use of provisions — — — — — Release of provisions (1,468) — (2,343) — — Other changes in provisions (334) — (630) — — Balance as of March 31, 2023 8,115 — 172,528 — — Provisions for Provisions for adjustments to the country risk for minimum required Provisions as a transactions provision for result of with debtors Special Additional normal portfolio complementary domiciled provisions for provisions for with individual prudential abroad foreign loans placements assessment requirements Balance as of January 1, 2022 6,064 — 133,323 — — Creation of provisions 5,828 — 46,703 — — Use of provisions — — — — — Release of provisions (2,985) — (35) — — Other changes in provisions (14) — (4,490) — — Balance as of December 31, 2022 8,893 — 175,501 — —

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 26 – Other Provisions for Credit Risks, continued

c) Details of Contingent Credits for as of March 31, 2023 and December 31, 2022 are summarized as follows:

Credit risk exposure Contingent loan exposure As of March 31, 2023 (in MCh$)	Exposure for contingent loans before provisions						Provisions recorded						Exposure net credit risk of loans contingent
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			
	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	
Guarantees and sureties	496,909	1,958	605	11,474	—	**510,946**	(2,584)	(41)	(7)	(7,458)	—	**(10,090)**	500,856
Letters of credit for goods movement transactions	21,774	915	85	—	—	**22,774**	(270)	(18)	—	—	—	**(288)**	22,486
Commitments to purchase local currency debt abroad	4,020	3	—	—	—	**4,023**	(15)	—	—	—	—	**(15)**	4,008
Transactions related to contingent events	1,060,427	42,257	22,045	2,189	2,529	**1,129,447**	(9,315)	(905)	(3,555)	(978)	(1,168)	**(15,921)**	1,113,526
Undrawn lines of credit with immediate cancellation	140,591	836,602	527	583	14,149	**992,452**	(509)	(3,749)	(47)	(148)	(7,249)	**(11,702)**	980,750
Unrestricted lines of credit	—	—	—	—	—	**—**	—	—	—	—	—	**—**	—
Loans for higher education studies law No. 20,027 (CAE)	—	48,129	—	—	870	**48,999**	—	(397)	—	—	(38)	**(435)**	48,564
Other irrevocable credit commitments	199,349	—	—	—	—	**199,349**	(1,971)	—	—	—	—	**(1,971)**	197,378
Other contingent loans	—	—	—	—	—	**—**	—	—	—	—	—	**—**	—
Total	**1,923,070**	**929,864**	**23,262**	**14,246**	**17,548**	**2,907,990**	**(14,664)**	**(5,110)**	**(3,609)**	**(8,584)**	**(8,455)**	**(40,422)**	**2,867,568**

Credit risk exposure Contingent loan exposure As of December 31, 2022 (in MCh$)	Exposure for contingent loans before provisions						Provisions recorded						Exposure net credit risk of loans contingent
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation			
	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	
Guarantees and sureties	589,036	1,186	593	12,362	—	**603,177**	(2,981)	(20)	—	(8,036)	—	**(11,037)**	592,140
Letters of credit for goods movement transactions	30,161	439	152	—	—	**30,752**	(380)	(12)	—	—	—	**(392)**	30,360
Commitments to purchase local currency debt abroad	1,171,735	32,712	29,006	3,526	1,884	**1,238,863**	(9,170)	(724)	(3,828)	(1,479)	(976)	**(16,177)**	1,222,686
Transactions related to contingent events	—	—	—	—	—	**—**	—	—	—	—	—	**—**	—
Undrawn lines of credit with immediate cancellation	249,443	—	—	2,763	—	**252,206**	(2,249)	—	—	(758)	—	**(3,007)**	249,199
Unrestricted lines of credit	122,424	851,766	624	235	13,199	**988,248**	(550)	(3,696)	(56)	(123)	(7,127)	**(11,552)**	976,696
Loans for higher education studies law No. 20,027 (CAE)	8,950	—	—	—	—	**8,950**	(43)	—	—	—	—	**(43)**	8,907
Other irrevocable credit commitments	—	52,262	—	—	853	**53,115**	—	(432)	—	—	(37)	**(469)**	52,646
Other contingent loans	—	—	—	—	—	**—**	—	—	—	—	—	**—**	—
Total	**2,171,749**	**938,365**	**30,375**	**18,886**	**15,936**	**3,175,311**	**(15,373)**	**(4,884)**	**(3,884)**	**(10,396)**	**(8,140)**	**(42,677)**	**3,132,634**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 142

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 26 – Other Provisions for Credit Risks, continued

d) Summary of changes in provisions – Contingent credits:

	Changes in provisions for the years in provisions			
	Normal Portfolio	Substandard Portfolio	Portfolio in default	Total
Balance as of January 1, 2022	**(20,257)**	**(3,884)**	**(18,536)**	**(42,677)**
Recording/(release) of provisions for				
Change in measurement without portfolio reclassification during the period:	(760)	(432)	1,188	(4)
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	343	(119)	(2,451)	(2,227)
Normal Individual up to Substandard	12	(207)	5	(190)
Normal individual up to Individual default	—	—	(3)	(3)
Substandard up to individual default	—	9	(37)	(28)
Substandard up to Normal Individual	(40)	61	—	21
Individual default up to Substandard	—	—	2	2
Individual default up to Normal Individual	—	—	—	—
Group normal up to Group default	256	—	(2,540)	(2,284)
Group default up to Group normal	(7)	—	322	315
Individual (normal, substandard, default) up to Group (normal, default)	122	18	(200)	(60)
Group (normal, default) up to Individual (normal, substandard, default)	—	—	—	—
New contingent loans granted	(4,618)	(756)	(819)	(6,193)
Contingent credits due to conversion to loans	898	(12)	603	1,489
Changes in models and methodologies	—	—	—	—
Exchange rate differences	519	10	869	1,398
Other changes in provisions	4,101	1,584	2,107	7,792
Balances as of March 31, 2023	**(19,774)**	**(3,609)**	**(17,039)**	**(40,422)**

	Changes in provisions for the years in provisions			
	Normal Portfolio	Substandard Portfolio	Portfolio in default	Total
Balance as of January 1, 2022	**(24,046)**	**(1,541)**	**(12,665)**	**(38,252)**
Recording/(release) of provisions for				
Change in measurement without portfolio reclassification during the period:	49	(184)	834	699
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	2,238	(2,537)	(8,525)	(8,824)
Normal Individual up to Substandard	829	(3,164)	—	(2,335)
Normal individual up to Individual default	14	—	(198)	(184)
Substandard up to individual default	—	301	(1,562)	(1,261)
Substandard up to Normal Individual	(43)	107	—	64
Individual default up to Substandard	—	—	—	—
Individual default up to Normal Individual	—	—	—	—
Group normal up to Group default	744	—	(8,129)	(7,385)
Group default up to Group normal	(8)	—	1,626	1,618
Individual (normal, substandard, default) up to Group (normal, default)	774	219	(262)	731
Group (normal, default) up to Individual (normal, substandard, default)	(72)	—	—	(72)
New contingent loans granted	(16,416)	(1,398)	(2,833)	(20,647)
Contingent credits due to conversion to loans	6,316	(190)	2,393	8,519
Changes in models and methodologies	5,010	—	—	5,010
Exchange rate differences	1,350	27	(253)	1,124
Other changes in provisions	5,242	1,939	2,513	9,694
Balances as of December 31, 2022	**(20,257)**	**(3,884)**	**(18,536)**	**(42,677)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 143

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 144 Note 27 – Other Liabilities As of March 31, 2023 and December 31, 2022, the composition of the item is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Cash collateral received for derivative financial transactions 370,338 464,722 Accounts payable for intermediation of financial instruments 30,258 18,463 Accounts payable to third parties (1) 83,591 97,522 Other accounts and notes payable to third parties 186,054 278,057 Agreed dividends payable (2) 200 216 Valuation adjustments for macro hedges 6,370 8,700 Liabilities for revenues from ordinary activities arising from contracts with customers (3) 81,809 74,816 VAT debit payable 10,992 11,126 Other cash collateral received 66 66 Pending transactions 13,268 11,794 Other liabilities 16,480 15,876 Total 799,426 981,358 (1) This group includes obligations that do not correspond to business operations, such as price balances for purchases of materials, price balances or obligations under leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment. (2) Correspond to approved dividends pending payment. (3) Corresponds to commissions associated with the financial advisory and insurance brokerage businesses that must be deferred in accordance with the applicable accounting standards.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 145 Note 28 – Equity a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank) As of March 31, 2023 and December 31, 2022, the paid capital of the Bank is represented by ordinary shares subscribed and paid, without nominal value, as presented below: Number of ordinary shares As of March 31, As of December 31, 2023 2022 Issued as of January 1, 973,517,871,202 973,517,871,202 Issuance of paid shares — — Issuance of due shares — — Repurchase of company issued shares — — Sales of company issued shares — — Total 973,517,871,202 973,517,871,202 • Subscribed and paid shares As of March 31, 2023 and December 31, 2022, the Banks capital is represented by 973,517,871,202 ordinary shares subscribed and paid, for a total of MCh$2,687,951. • Purchase and sale of own shares During the three months periods ended as of March 31, 2023 and the year ended December 31, 2022, there were no transactions for the purchase and sale of company-issued shares.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 28 – Equity, continued

List of major shareholders

The shareholders list as of March 31, 2023 and December 31, 2022 is as follows:

Company name or shareholder name	Shares			
	As of March 31, 2023		As of December 31, 2022	
	No. of shares	Ownership % (3)	No. of shares	Ownership % (3)
Itaú Unibanco	**638,826,855,128**	**65.61 %**	**638,826,855,128**	**65.62 %**
ITB Holding Brasil Participaçoes Ltda. (1)	337,067,239,334	34.62 %	337,067,239,334	34.62 %
Itaú Unibanco Holding S.A.	256,035,852,654	26.30 %	256,035,852,654	26.30 %
CGB II SpA	18,011,182,273	1.85 %	18,011,182,273	1.85 %
CGB III SpA	4,006,137,826	0.41 %	4,006,137,826	0.41 %
Saga II SpA	15,579,424,880	1.60 %	15,579,424,880	1.60 %
Saga III SpA	8,127,018,161	0.83 %	8,127,018,161	0.84 %
Others	**334,691,016,074**	**34.39 %**	**334,691,016,074**	**34.38 %**
Local Securities Brokerage	165,940,410,837	17.05 %	154,068,949,153	15.83 %
ADRs Holders and Inst. Foreign Investors	83,516,432,592	8.58 %	86,721,547,563	8.91 %
Local institutional investors	63,717,964,499	6.55 %	69,728,964,485	7.16 %
Other minority shareholders (2)	21,516,208,146	2.21 %	24,171,554,873	2.48 %
Total	**973,517,871,202**	**100.00 %**	**973,517,871,202**	**100.00 %**

(1) Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. Under custody.
(2) Includes 36,000,000 shares owned by Corp Group Banking S.A. under custody.
(3) The percentages included in this column have been rounded for ease of presentation. These Percentages have been calculated on the basis of the unrounded figures presented in the "No. Shares" column.

b) Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 24, 2022, the shareholders agreed to distribute profits for MCh$83.342 representing 30% of the profits for 2021.

	Income attributable to equity holders of Banks	Allocated to reserves and earnings Retained	Allocated to dividends	Percentage distributed	Shares	dividends Per share
	MCh$	MCh$	MCh$	%	No.	CLP
Year 2021, (Shareholders Meeting March 2022)	279,765	196,423	83,342	30 %	973,517,871,202	0,08561
Year 2020, (Shareholders Meeting March 2021)	(925,479)	—	—	— %	512,406,760,091	—

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 146

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 147 Note 28 – Equity, continued Below is the composition of the basic and diluted profit, attributable to the owners of the Bank, as of March 31, 2023 and 2022. For the three 147petit periods ended as of March 31, 2023 2022 Basic earnings and diluted earnings No. of shares Amount No. of shares Amount Millions MCh$ Millions MCh$ Basic earnings per share Net income for the period/year — 74,783 — 106,167 Weighted average number of outstanding shares 973,518 — 973,518 — Assumed convertible debt conversion — — — — Adjusted number of shares 973,518 — 973,518 — Basic earnings per share (Chilean pesos) — 0.077 — 0.109 Diluted earnings per share Net income for the period/year — 74,783 — 106,167 Weighted average number of outstanding shares 973,518 — 973,518 — Dilutive effects: Assumed convertible debt conversion — — — — Conversion of common shares — — — — Options rights — — — — Adjusted number of shares 973,518 — 973,518 — Diluted earnings per share (Chilean pesos) — 0.077 — 0.109 As of March 31, 2023 and 2022, there were no dilutive effects. c) Valuation accounts Financial instruments to FVTOCI Includes accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. Equity instruments designated to FVTOCI Includes the accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. These results come mainly from minority investments, which are not recyclable. Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results for the period. Investment in foreign operations hedge: Corresponds to adjustments for hedges of net investment in foreign business. Conversion reserves: It includes the effects of converting the Interim Financial Statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Chile (Chilean peso). Defined benefits obligations reserves: This includes the effects of applying IAS 19 “Employee Benefits”. Minority investments: Includes the accumulated net changes in the fair value of minority investments.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 28 – Equity, continued

The following are the equity effects and income taxes attributable to the owners of the Bank as of March 31, 2023 and December 31, 2022:

As of March 31, 2023	ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME					ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME			
	Instrument Financial In FVTOCI	Hedges of cash flows Cash flows	Hedges of Net investment in foreign	Variation type of Changes in investment in Colombia and branch Nueva York	Subtotal	Instrument Equity Defined In FVTOCI	Recognition obligations Benefits Defined	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the period									
Balances as of January 1, 2023	**(132)**	**14,947**	**(66,716)**	**(66,343)**	**(118,244)**	**3,026**	**(2,853)**	**173**	**(118,071)**
Effects for the period	18,846	(18,974)	18,753	(27,555)	(8,930)	(20)	86	66	**(8,864)**
Balances as of March 31, 2023	**18,714**	**(4,027)**	**(47,963)**	**(93,898)**	**(127,174)**	**3,006**	**(2,767)**	**239**	**(126,935)**
Income taxes related to components of other comprehensive income									
Balances as of January 1, 2023	**(2,386)**	**(4,995)**	**22,559**	**—**	**15,178**	**—**	**927**	**927**	**16,105**
Effects for the period	(3,260)	6,988	(5,488)	—	(1,760)	(17)	(33)	(50)	(1,810)
Balances as of March 31, 2023	**(5,646)**	**1,993**	**17,071**	**—**	**13,418**	**(17)**	**894**	**877**	**14,295**
Net balances As of March 31, 2023	**13,068**	**(2,034)**	**(30,892)**	**(93,898)**	**(113,756)**	**2,989**	**(1,873)**	**1,116**	**(112,640)**

As of December 31, 2022	ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME					ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME			
	Instrument Financial In FVTOCI	Hedges of cash flows Cash flows	Hedges of Net investment in foreign	Variation type of Changes in investment in Colombia and branch Nueva York	Subtotal	Instrument Equity Defined In FVTOCI	Recognition obligations Benefits Defined	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the period									
Balances as of January 1, 2022	**(24,991)**	**40,700**	**(24,646)**	**15,354**	**6,417**	**1,958**	**(5,147)**	**(3,189)**	**3,228**
Effects for the period	24,859	35,577	(42,070)	(81,697)	(63,331)	1,068	2,294	3,362	**(59,969)**
Removal of net foreign hedge	—	(61,330)	—	—	(61,330)	—	—	—	**(61,330)**
Subtotal as of December 31, 2022	**(132)**	**14,947**	**(66,716)**	**(66,343)**	**(118,244)**	**3,026**	**(2,853)**	**173**	**(118,071)**
Income taxes related to components of other comprehensive income									**—**
Balances as of January 1, 2022	**(1,311)**	**(20,871)**	**18,829**	**—**	**(3,353)**	**—**	**1,994**	**1,994**	**(1,359)**
Effects for the period	(1,075)	(683)	3,730	—	1,972	—	(1,067)	(1,067)	**905**
Removal of net foreign hedge	—	16,559	—	—	16,559	—	—	—	**16,559**
Subtotal as of December 31, 2022	**(2,386)**	**(4,995)**	**22,559**	**—**	**15,178**	**—**	**927**	**927**	**16,105**
Balances as of December 31, 2022	**(2,518)**	**9,952**	**(44,157)**	**(66,343)**	**(103,066)**	**3,026**	**(1,926)**	**1,100**	**(101,966)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 148

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 28 – Equity, continued

d) Reserves

This item is made up of amounts generated by concepts such as the business combination between Banco Itaú Chile and Corpbanca in 2016, investments after the initial purchase of Colombia in 2019 and 2022, loss absorption in 2020 and first-rate adjustments application years 2008 and 2022, the amounts of the item are as MCh$236,039 as of March 31, 2023 and December 31, 2022.

e) Retained earnings from prior years

Corresponds to undistributed earnings to shareholders for a total of MCh$628,208 as of March 31, 2023 (MCh$194,464 as of December 31, 2022).

f) Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of March 31, 2023 and for the periodos ended that date:

				Other comprehensive income						
Subsidiary company	No. controlling %	Equity MCh$	Income MCh$	Instrument Financial in FVTOCI (1) MCh$	Variation Exchange rate Colombia MCh$	Variation hedges Net investment in foreign MCh$	Obligations over benefits Defined MCh$	Taxes Deferred MCh$	Total Other income comprehensive MCh$	Income comprehensive MCh$
Itaú Corredor de Seguro Colombia S.A.	0.013%	—	—	—	—	—	—	—	—	—
Itaú Colombia S.A. and filiales	0.538%	2,610	12	23	(85)	23	—	(13)	(52)	(40)
Totales	**0.551%**	**2,610**	**12**	**23**	**(85)**	**23**	**—**	**(13)**	**(52)**	**(40)**

As of December 31, 2022 and for the years ended that date:

				Other comprehensive income						
Subsidiary company	No. controlling %	Equity MCh$	Income MCh$	Instrument Financial in FVTOCI (1) MCh$	Variation Exchange rate Colombia MCh$	Variation hedges Net investment in foreign MCh$	Obligations over benefits Defined MCh$	Taxes Deferred MCh$	Total Other income comprehensive MCh$	Income comprehensive MCh$
Itaú Corredor de Seguro Colombia S.A.	0.013%	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Colombia S.A. And subsidiaries	0.538%	2,650	41	3	20	(53)	15	17	2	43
Total	**0.551%**	**2,650**	**41**	**3**	**20**	**(53)**	**15**	**17**	**2**	**43**

(1) Equity instruments at FVOCI

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 149

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 150 Note 28 – Equity, continued The detail of the movements of the non-controlling interest as of March 31, 2023 and December 31, 2022, is as follows: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Balances at January 1 2,650 74,700 Comprehensive income for the period (40) 43 Effects of change of ownership — (72,093) Final balances 2,610 2,650 Banco Itaú Chile’s main subsidiary with non-controlling interest is as follows: As of March 31, As of December 31, Entity name Country Main Business 2023 2022 Main Ownership percentage Non-controlling interest Ownership percentage Non-controlling interest Itaú Colombia S.A. and subsidiaries Colombia Banking activities 99.462% 0.538% 99.462% 0.538 % Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows: As of March 31, As of December 31, Summary of Statements of Financial Position 2023 2022 MCh$ MCh$ Current assets 4,566,731 4,790,182 Current liabilities (2,636,737) (2,919,490) Net current assets (liabilities) 1,929,994 1,870,692 Non-current assets 788,591 665,911 Non-current liabilities (2,233,366) (2,199,580) Net non-current assets (liabilities) (1,444,775) (1,533,669) Total net assets (liabilities) 485,219 337,023 Accumulated non-controlling interest 2,610 2,650 For the three months Interim Statement periods ended as of March 31, of Income 2023 2022 MCh$ MCh$ Interest and indexation income 141,816 96,795 Income for the period 2,289 3,871 Income attributable to non-controlling interest 12 41 For the three months periods ended as of March 31, Summary of the Interim Statement of Cash Flows 2023 2022 MCh$ MCh$ Net cash flows provided by (used in) operating activities (22,845) (270,533) Net cash flows provided by (used in) investing activities (87,417) (8,165) Net cash flows provided by (used in) financing activities (41,664) (21,010) Net increase (decrease) in cash flows (151,926) (299,708)

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 28 – Equity, continued

g) Consolidated comprehensive income for the period

Concepts	For the three months periods ended as of March 31,					
	2023			2022		
	Holders Of bank	Non Interest controlling	Total	Holders Of bank	Non Interest controlling	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Consolidated income for the period	**74,783**	**12**	**74,795**	**106,146**	**21**	**106,167**
Other comprehensive income before taxes						
ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME						
Actuarial income for defined benefit plans	86	—	**86**	(411)	(19)	(430)
Fair value changes of equity instruments designated at fair value through other comprehensive income	(20)	(1)	**(21)**	160	11	171
Income tax on other comprehensive income that will not be classified as income						
Income taxes related to changes in fair value of equity instruments designated at fair value through other comprehensive income	(17)	—	(17)	—	—	—
Income taxes related to defined benefits obligations	(33)	—	**(33)**	(28)	(1)	(29)
Subtotal	**16**	**(1)**	**15**	**(279)**	**(9)**	**(288)**
ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME						
Changes in the fair value of financial assets at fair value through other comprehensive income	18,846	24	18,870	615	(26)	589
Exchange differences by entities abroad	(27,555)	(85)	(27,640)	(12,972)	126	(12,846)
Net investment in foreign operations hedges	18,753	16	18,769	(15,691)	(59)	(15,750)
Cash flows hedge	(18,974)	7	(18,967)	(12,402)	12	(12,390)
Others	—	—	—			—
Subtotal	**(8,930)**	**(38)**	**(8,968)**	**(40,450)**	**53**	**(40,397)**
Income tax on other comprehensive income that can be classified as income						
Changes in the fair value of financial assets at fair value through other comprehensive income	(3,260)	(14)	(3,274)	1,902	15	1,917
Net investment in foreign operations hedges	(5,488)	(7)	(5,495)	(5,886)	(11)	(5,897)
Cash flows hedge	6,988	8	6,996	12,387	1	12,388
Subtotal	**(1,760)**	**(13)**	**(1,773)**	**8,403**	**5**	**8,408**
Other comprehensive income for the period	**(10,674)**	**(52)**	**(10,726)**	**(32,326)**	**49**	**(32,277)**
Comprehensive income for the period	**64,109**	**(40)**	**64,069**	**73,820**	**70**	**73,890**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 151

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 152 Note 29 – Contingencies and Commitments a) Lawsuits and Legal Proceedings Lawsuits in Chile against the Bank with provision As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. The amount of the claims amounts to approximately MCh$43,788 as of March 31, 2023 (MCh$43,913 as of December 31, 2022). However, Management’s opinion based on reports from the Legal Division as of March 31, 2023, attended the procedural state of said trials, it is not possible at this time to conclude whether these could result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements Notwithstanding the above, as of March 31, 2023, provisions amounted to MCh$1,258 (MCh$1,337 as of December 31, 2022) are maintained. Itaú Colombia S.A. Itaú Colombia S.A. and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets. Such claims amounts to MCh$25,110 as of March 31, 2023 (MCh$27,820, as of December, 31 2022). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$1,584 as of March 31, 2023 (MCh$1,602 as of December 31, 2022).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 153 Note 29 – Contingencies and Commitments, continued b) Contingent loans The following table shows the contractual amounts of the operations that oblige the Bank and/or its subsidiaries to grant loans: Contingent loans As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Guarantors and sureties 510,946 603,177 Guarantees and bonds in Chilean currency 137,871 206,745 Guarantees and bonds in foreign currency 373,075 396,432 Letters of credit for merchandise circulation operations 113,869 153,764 Debt purchase commitments in local currency abroad 4,023 8,950 Transactions related to contingent events 1,788,227 1,954,387 Transactions related to contingent events in Chilean currency 1,115,293 1,218,513 Transactions related to contingent events in Foreign currency 672,934 735,874 Freely available lines of credit that can be cancelled immediately 4,697,513 4,757,552 Available balance of credit line and overdraft agreed in current account – commercial portfolio 476,382 439,856 Available balance of credit line on credit card – commercial portfolio 121,965 127,264 Available balance of credit line and overdraft agreed in checking account – consumer portfolio 778,674 789,516 Available balance of credit line on credit card – consumer portfolio 3,320,492 3,400,916 Available balance of credit line and overdraft agreed in checking account – portfolio owed by banks — — Available lines of credit — — Available balance of credit line and overdraft agreed in current account – commercial portfolio — — Available balance of credit line on credit card – commercial portfolio — — Available balance of credit line and overdraft agreed in checking account – consumer portfolio — — Available balance of credit line on credit card – consumer portfolio — — Available balance of credit line and overdraft agreed in checking account – portfolio owed by banks — — Other loan commitments 521,076 601,476 Credits for higher educationLaw No. 20,027 (CAE) 321,727 349,269 Other irrevocable loan commitments 199,349 252,207 Other contingent loans — — Total 7,635,654 8,079,306

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 154 Note 29 – Contingencies and Commitments, continued c) Responsibilities The Bank and its subsidiaries have the following responsibilities arising from its regular course of business: As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Third-party transactions Debt Collections 15,856 16,387 Placement or sale of financial instruments — — Transferred financial assets managed by the Bank 1,100,607 1,126,576 Third-party resources managed by the Bank and its subsidiaries 486,439 480,718 Subtotal 1,602,902 1,623,681 Custody of securities Safeguarded securities held by the Bank and its affiliates 4,803,759 5,122,461 Safeguarded securities deposited in another entity 312,477 287,000 Securities issued by the Bank itself 98,107 100,506 Shares in own name on behalf of unknown third party shareholders — — Dividends received for shares in own name on behalf of unknown third parties shareholders — — Proceeds received in auctions for shares in their own name on behalf of unnamed third-party shareholders — — Funds subject to being transferred by right to the property of the Fire Brigades of Chile — — Subtotal 5,214,343 5,509,967 Total 6,817,245 7,133,648

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 155 Note 29 – Contingencies and Commitments, continued d) Guarantees, Contingencies and other As of March 31, As of December 31, 2023 2022 MCh$ MCh$ Commitments Guarantees for underwriting operations — — Commitments to purchase non-financial assets — — Subtotal — — Assets received as collateral Financial instruments received as collateral for a Margin Account for derivative financial operations with a Central Counterparty Entity in the country — — Financial instruments received as collateral by the Guarantee Fund for derivative financial operations with a Central Counterparty Entity in the country — — Financial instruments received as collateral for derivative financial transactions with a central counterparty entity abroad — — Financial instruments received as collateral for derivative financial operations with other counterparties in the country 7,706 7,706 Financial instruments received as collateral for derivative financial transactions with other counterparties abroad — — Other financial assets received as collateral 105,979 156,358 Other non-financial assets received as collateral — — Subtotal 113,685 164,064 Assets pledged as collateral Financial instruments pledged as collateral for Margin Account for derivative financial transactions with a Central Counterparty in the country 96,344 173,492 Financial instruments pledged as collateral by Guarantee Fund for derivative financial transactions with a Central Counterparty in the country 48,699 123,632 Financial instruments pledged as collateral for derivative financial transactions with a central counterparty abroad — — Financial instruments pledged as collateral for derivative financial operations with other counterparties in the country — — Financial instruments pledged collateral for derivative financial transactions with other counterparties abroad 78,848 34,172 Other financial assets pledged as collateral 3,227,555 3,115,808 Other non-financial assets pledged as collateral — — Subtotal 3,451,446 3,447,104 Total 3,565,131 3,611,168

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 156 Note 29 – Contingencies and Commitments, continued Banco Itaú Chile As a result of the financial tensions generated by the pandemic Covid-19, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL), This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh), They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry, On January 31, 2022, the Bank has renewed the maturity of the LCL line for two additional years, thus converting this facility into FCIC. On November 2, 2022, the BCCH informed the Chilean banking industry that in order to facilitate the orderly maturity process of the FCIC, the Central Bank’s Board has established a program for the standardization of eligible collateral, consisting of the replacement of the current stock of pledged loan portfolio with eligible instruments for the rest of the BCCh’s regular liquidity operations, which include the Intraday Liquidity Facility (FLI), the Permanent Liquidity Facility (FPL) and REPOS. This standardization program began on January 26, 2023, reducing the collateralization of the pledged loan portfolio at a rate of 1/18 per month. As of March 31, 2023, the Bank has pledged loans for the use of FCIC provided by the BCCH, the outstanding principal of the pledged loans amounts to a total of MCh$2,320,696 (MCh$2,401,690 as of December 31, 2022), while the credit quality of the pledged loans varies between A1 and A4. Additionally, the Bank has pledged as collateral, financial instruments classified in the portfolio at fair value through other comprehensive income for an amount of MCh$169,239 (MCh$200,096 as of December 31, 2022). Itaú Corredores de Seguros S.A. In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Financial Market Commission, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies: Entity Starting date Term date Amount (UF) Beneficiary Consorcio Nacional de Seguros S.A 4-15-2023 4-14-2024 60.000 and 500 Itaú Corredores de Seguro S.A

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 29 – Contingencies and Commitments, continued

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker, The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions:

Entity	Starting date	Term date	Amount (UF)	Beneficiary
Mapfre Compañía de Seguros S.A	4-22-2022	4-22-2024	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	4-22-2022	4-22-2024	4,000	Bolsa de Comercio de Santiago

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows:

Entity	Starting date	Term date	Amount (UF)	Beneficiary
Orion Seguros Generales S.A.	30-06-2022	30-06-2023	5.000 and 10.000	Bolsa Electrónica de Chile

The Company recorded a lien on the shares of the Santiago Stock Exchange in favor of the Santiago Stock Exchange to guarantee compliance with the obligations with respect to the transactions carried out with other brokers, The amount is MCh$351 as of March 31, 2023 (MCh$326 as of December 31, 2022).

The Brokerage Firm is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it has constituted a guarantee through Mapfre Compañía de Seguros S.A. in the amount of UF 10,000 with maturity on June 18, 2024 as representative of the beneficiaries of the guarantee in Articles 98 and 99 of Law No, 20,172, in order to guarantee the faithful and full compliance with our Portfolio Management obligations.

There are guarantees constituted of US$100,000 equivalent to MCh$79, to guarantee operations with foreign traders, Pershing.

As of March 31, 2023, the Brokerage Firm holds fixed income securities to guarantee transactions in the Securities Clearing and Settlement Clearing House for MCh$7,177 (MCh$4,773 as of December 31, 2022).

Itaú Administradora General de Fondos S.A.

During the year 2023, the Company has contracted Guarantee Bonds in order to guarantee the faithful fulfillment of the obligations of the Administrator for the administration of third party funds and the indemnification of the damages resulting from non-compliance in accordance with the provisions of Articles 12 and 13 of the Sole Law: of Funds No. 20,712.

Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor's workers:

Entity	Starting date	Term date	Amount (UF)	Beneficiary
Banco Bice	30-12-2021	29-12-2023	500	Corporación del 157petit de la producción CORFO
Banco Bice	30-12-2021	29-12-2023	15.000	Corporación del 157petit de la producción CORFO

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 157

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 158 Note 30 – Fee and Commission Income and Expense This item includes accrued interest for all financial assets and liabilities, interest income and expenses whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for interest that are shown in the Consolidated Statement of Income for the period. a) The details of interest incomes, including the result for accounting hedge, for the three months periods ended as of March 31, 2023 and 2022, is as follows For the three months periods ended as of March 31, Interest income 2023 2022 MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans 2,618 3,478 Debt financial instruments 9,916 4,907 Interbank loans 707 224 Commercial loans 337,736 168,996 Mortgage loans 60,348 49,206 Consumer loans 122,501 87,114 Other financial instruments 25,563 8,568 Subtotal 559,389 322,493 Financial assets at fair value through other comprehensive income Debt financial instruments 101,922 30,831 Other financial instruments 1,136 247 Subtotal 103,058 31,078 Result of accounting hedges of interest rate risk 21,757 13,746 Totals 684,204 367,317

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 159 Note 30 – Interest Income and Interest Expense, continued b) Interest subject 159petite159l159 of recognition of results, as indicated in Note 2, are recorded in 159petite159l159 accounts, as long as they are not actually received. Following is a detail of the suspended interest as of March 31, 2023 and 2022: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Interbank loans — — Commercial loans 6,978 7,004 Mortgage loans 1,375 2,497 Consumer loans 1,544 295 Totals 9,897 9,796 c) The detail of interest expense, including the result from accounting hedges, for the three months periods ended as of March 31, 2023 and 2022, is as follows: For the three months periods ended as of March 31, Interest Expenses 2023 2022 MCh$ MCh$ Financial Liabilities at Amortized Cost Deposits and other demand deposits (25,187) (15,259) Deposits and other term deposits (285,912) (97,035) Repurchase agreement obligations and securities loans (8,893) (3,221) Obligations with banks (24,549) (8,597) Debt instruments issued (59,426) (48,133) Other financial obligations (9,275) (65) Obligations from lease contracts (1,184) (799) Regulatory equity financial instruments issued (10,846) (10,376) Result of accounting hedges of interest rate risk (1) (11,137) 14,388 Total (436,409) (169,097) (1) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate Lost (profit). For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the three months periodos ended as of March 31, 2023 is MCh$247,795 (MCh$198,220 as of March 31, 2022).

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 31 – Indexation Income and Expenses

This item includes the readjustments accrued in the period for all financial assets and liabilities, income and expenses for readjustments whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for readjustments that are shown in the Interim Consolidated Financial Statements for the period.

a) The composition of indexation income, including the result from accounting hedges, for the three months periods ended as of March 31, 2023 and 2022, is as follows:

Incomes from readjustments	For the three months periods ended as of March 31,					
	2023			2022		
	Readjustments IPV	Readjustments IPC	Total	Readjustments IPV	Readjustments IPC	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets at amortized cost						
Repurchase agreement rights and securities loans	—	—	—	—	—	—
Debt financial instruments	—	5,029	5,029	—	8,646	8,646
Interbank loans	—	—	—	—	—	—
Commercial loans	—	52,072	52,072	—	101,430	101,430
Mortgage loans	—	83,168	83,168	—	130,076	130,076
Consumer loans	—	16	16	—	58	58
Other financial instruments	—	967	967	—	2,208	2,208
Subtotal	—	141,252	141,252	—	242,418	242,418
Financial assets at fair value through other comprehensive income						
Debt financial instruments	—	914	914	—	7,124	7,124
Other financial instruments	—	—	—	—	—	—
Subtotal	—	914	914	—	7,124	7,124
Result of accounting hedges for the risk due to indexation to the uf, ivp, ipc	—	(21,636)	(21,636)	—	(50,233)	(50,233)
Total	**—**	**120,530**	**120,530**	**—**	**199,309**	**199,309**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 160

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 31 – Indexation Income and Expenses, continued

Indexation subject to suspension of recognition of income, as indicated in Note 2, is recorded in memorandum accounts until they are effectively received.

The following is a detail of the suspended indexation as of March 31, 2023 and 2022:

Incomes from readjustments	For the three months periods ended as of March 31,	
	2023	2022
	MCh$	MCh$
Interbank loans	—	—
Commercial loans	580	1,165
Mortgage loans	154	—
Consumer loans	—	—
Total	**734**	**1,165**

b) The detail of the indexation expenses, including the result from accounting hedges, for the three months periods ended as of March 31, 2023 and 2022, is as follows:

Readjustment expenses	For the three months periods ended as of March 31,					
	2023			2022		
	Indexation	CPI Indexation	Total	Indexation	CPI Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Liabilities at Amortized Cost						
Deposits and other demand deposits	—	(350)	(350)	—	(557)	(557)
Deposits and other term deposits	—	(14,847)	(14,847)	—	(11,797)	(11,797)
Repurchase agreement obligations and securities loans	—	—	—	—	—	—
Obligations with banks	—	(130)	(130)	—	(648)	(648)
Debt instruments issued	—	(79,737)	(79,737)	—	(111,994)	(111,994)
Other financial obligations	—	(1,556)	(1,556)	—	(5,040)	(5,040)
Obligations from lease contracts	—	(13,168)	(13,168)	—	(21,066)	(21,066)
Result of accounting hedges of interest rate risk (1)	—	—	—	—	—	—
Total	**—**	**(109,788)**	**(109,788)**	**—**	**(151,102)**	**(151,102)**

(1) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate. Lost (profit).

For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the periods ended March 31, 2023 is MCh$10,742 (MCh$48,207 as of December 31, 2022).

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 161

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 162 Note 32 – Interest Income and Expense a) Commission income It includes the amount of all commissions accrued and received in the period, generated by business segments, except those that are an integral part of the effective interest rate of financial instruments for income from ordinary activities. For the three months periods ended as of March 31, Commission income 2023 2022 MCh$ MCh$ Commissions from prepayment of loans 1,469 1,002 Commissions from loans with letters of credit 42 55 Commissions from line of credit and checking account overdraft 1,294 803 Commissions from letters of credit and credit guarantees 6,897 5,643 Commissions from card services 20,033 20,547 Commissions from account management 3,648 3,282 Commissions from collections, payments and recoveries 9,365 8,980 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 1,005 762 Compensation from mutual funds management, investment funds or others 3,641 3,489 Insurance related to the granting of loans to individuals 10,409 10,425 Commissions from factoring services 111 109 Commissions from finance leasing operation services 7 12 Commissions from Securitizations 8 12 Commissions from financial advice 3,478 1,677 Commissions from foreign currency exchange 816 862 Commissions from student loan management 1,329 1,398 Other earned commissions 3,258 2,866 Total commission income 66,810 61,924

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 163 Note 32 – Interest Income and Expense, continued b) Commission expenses This category includes commission expenses for the period related to the normal operations of the Bank and its subsidiaries: For the three months periods ended as of March 31, Commission expense 2023 2022 MCh$ MCh$ Commissions from card operation (11,474) (10,861) Commissions from licensing the use of card brands (448) (479) Other commissions from services linked to the credit and payment system with provision funds as a means of payment — (275) Expenses from obligations of loyalty programs and merits for card clients (5,655) (4,706) Commissions from securities transactions (1,514) (1,408) Commissions from correspondent bank domestically and abroad (700) (839) Commissions from electronic fund transfer services (204) (273) Commission expenses related to loans (1,048) (359) Other commissions from received services (187) (992) Total commission expenses (21,230) (20,192) Commissions earned on transactions with letters of credit are presented in the Consolidated Statement of Income for the period under “Interest income and expense” and “Interest and indexation expenses”.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 32 – Interest Income and Expense, continued

The result of financial assets or liabilities includes the amount of adjustments for changes in financial instruments, except for those attributable to interest accrued by application of the effective interest rate method of asset value adjustments, as well as the results obtained in their purchase and sale.

Financial results from exchanges, readjustment and hedging of foreign currency, including incomes from foreign currency trading, the differences derived from the conversion of monetary items in foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their disposal.

c) Income and expenses from commissions generated by segment and income recognition schedule

As of March 31, 2023	Segments			Recognition of income from ordinary activities calendar		
	Chile	Colombia	Total	Transferred over time	Transferred at an exact time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income						
Commissions from prepayment of loans	1,469	—	1,469	—	1,469	—
Commissions from loans with letters of credit	42	—	42	—	42	—
Commissions from line of credit and checking account overdraft	725	569	1,294	—	1,294	—
Commissions from letters of credit and credit guarantees	5,056	1,841	6,897	—	6,897	—
Commissions from card services	14,157	5,876	20,033	5,078	14,955	—
Commissions from account management	3,351	297	3,648	—	3,648	—
Commissions from collections, payments and recoveries	4,461	4,904	9,365	813	8,046	506
Commissions from intermediation and securities management (Stockbrokers and/or securities agency)	653	352	1,005	110	895	—
Fees from mutual funds management, investment funds or others	3,226	415	3,641	—	3,641	—
Insurance brokerage and consulting fees	—	—		—	—	—
Insurance related to the granting of loans to individuals	9,577	832	10,409	—	—	10,409
Insurance not related to the granting of loans to individuals	—	—	—	—	—	—
Insurance related to the granting of loans to legal entities	—	—	—	—	—	—
Insurance unrelated to the granting of loans to legal entities	—	—	—	—	—	—
Commissions from factoring services	111	—	111	—	111	—
Commissions from finance leasing operation services	—	7	7	—	7	—
Commissions from Securitizations	—	8	8	—	8	—
Commissions from financial advice	3,175	303	3,478	533	2,945	—
Other earned commissions	4,738	665	5,403	—	5,403	—
Subtotal	**50,741**	**16,069**	**66,810**	**6,534**	**49,361**	**10,915**
Commission expenses						
Commissions from card operation	(6,341)	(5,133)	(11,474)	(4,370)	(7,104)	—
Commissions from licensing the use of card brands	—	(448)	(448)	(448)	—	—
Other commissions from services linked to the credit and payment system with provision funds as a means of payment	—	—	—	—	—	—
Expenses from obligations of loyalty programs and merits for card clients	(4,815)	(840)	(5,655)	—	(5,655)	—
Commissions from securities transactions	(1,040)	(474)	(1,514)	—	(1,514)	—
Other commissions from received services	(1,197)	(942)	(2,139)	—	(1,946)	(193)
Subtotal	**(13,393)**	**(7,837)**	**(21,230)**	**(4,818)**	**(16,219)**	**(193)**
Total Income and expenses from net commissions	**37,348**	**8,232**	**45,580**	**1,716**	**33,142**	**10,722**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 164

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 32 – Interest Income and Expense, continued

As of December 31, 2022	Segments			Recognition of income from ordinary activities calendar		
	Chile	Colombia	Total	Transferred over time	Transferred at an exact time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income						
Commissions from prepayment of loans	4,422	98	4,520	—	4,520	—
Commissions from loans with letters of credit	212	—	212	—	212	—
Commissions from line of credit and checking account overdraft	2,237	1,577	3,814	—	3,814	—
Commissions from letters of credit and credit guarantees	18,971	5,163	24,134	—	24,134	—
Commissions from card services	55,338	29,744	85,082	25,775	59,307	—
Commissions from account management	11,826	1,331	13,157	—	13,157	—
Commissions from collections, payments and recoveries	15,877	21,790	37,667	3,436	32,466	1,765
Commissions from intermediation and securities management (Stockbrokers and/or securities agency)	2,586	904	3,490	295	3,195	—
Fees from mutual funds management, investment funds or others	13,482	294	13,776	—	13,776	—
Insurance brokerage and consulting fees						
Insurance related to the granting of loans to individuals	39,097	4,052	43,149	—	—	43,149
Insurance not related to the granting of loans to individuals	—	—	—	—	—	—
Insurance related to the granting of loans to legal entities	—	—	—	—	—	—
Insurance unrelated to the granting of loans to legal entities	—	—	—	—	—	—
Commissions from factoring services	463	—	463	—	463	—
Commissions from finance leasing operation services	—	38	38	—	38	—
Commissions from Securitizations	—	44	44	—	44	—
Commissions from financial advice	6,891	3,455	10,346	4,189	6,157	—
Other earned commissions	20,663	2,585	23,248	—	23,248	—
Subtotal	**192,065**	**71,075**	**263,140**	**33,695**	**184,531**	**44,914**
Commission expenses						
Commissions from card operation	(20,739)	(26,455)	(47,194)	(22,229)	(24,965)	—
Commissions from licensing the use of card brands	—	(2,169)	(2,169)	(2,169)	—	—
Other commissions from services linked to the credit and payment system with provision funds as a means of payment	(2,068)	—	(2,068)	—	(2,068)	—
Expenses from obligations of loyalty programs and merits for card clients	(17,430)	(4,758)	(22,188)	—	(22,188)	—
Commissions from securities transactions	(3,942)	(1,516)	(5,458)	(8)	(5,451)	—
Other commissions from received services	(6,219)	(4,845)	(11,064)	(1)	(10,527)	(535)
Subtotal	**(50,398)**	**(39,743)**	**(90,141)**	**(24,407)**	**(65,199)**	**(535)**
Total Income and expenses from net commissions	**141,667**	**31,332**	**172,999**	**9,288**	**119,332**	**44,379**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 165

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 166 Note 33 – Net Financial Result Detail of the amounts of net income from financial operations, shown in the Interim Consolidated Financial Statements for the period corresponds to the following concepts: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Results from financial assets to be traded at fair value through profit or loss Financial derivative contracts (85,923) 22,703 Debt financial instruments 23,564 (5,312) Other financial instruments 1,433 467 Subtotal (60,926) 17,858 Results from financial liabilities to be traded at fair value through profit or loss Financial derivative contracts — — Other financial instruments — — Subtotal — — Financial result for financial assets not held for trading compulsory valued at fair value through profit or loss Debt financial instruments — — Other (143) — Subtotal (143) — Financial results for financial assets designated at fair value through profit or loss Debt financial instruments — — Other financial instruments — — Subtotal — — Financial results for financial liabilities designated at fair value through profit or loss Deposits, other term deposits and other term deposits — — Debt instruments issued — — Other — — Subtotal — — Financial result from financial write-offs of assets and liabilities not measured at fair value through profit or loss Financial assets at amortized cost 2,107 908 Financial assets at fair value through other comprehensive income (24) (3,638) Financial liabilities at amortized cost — — Issued regulatory capital financial instrument — — Subtotal 2,083 (2,730) Results from exchanges, readjustment and hedging of foreign currency Result from foreign currency exchange 24,935 (33,445) Results from adjustments in exchange rate Financial assets to be traded at fair value through profit or loss — — Financial assets not held for trading compulsorily valued at fair value through profit or loss — — Financial assets designated at fair value through profit or loss — — Financial assets at fair value through other comprehensive income — — Financial assets at amortized cost (806) (976) Other assets 1 (2) Financial liabilities at amortized cost 15 10 Financial liabilities designated at fair value through profit or loss — — Financial liabilities designated at fair value through profit or loss — — Issued regulatory capital financial instrument — — Net result of derivatives in accounting hedges of foreign currency risk 2,999 (1,536) Subtotal 27,144 (35,949) Financial result from reclassification of financial assets due to a change in the business model From financial assets at amortized cost to financial assets to be traded at fair value through profit or loss — — From financial assets at fair value with changes in other comprehensive income to financial assets to be traded at fair value through profit or loss — — Subtotal — — Other financial result from changes in financial assets and liabilities Financial assets at amortized cost — — Financial assets at fair value through other comprehensive income — — Financial liabilities at amortized cost — — Obligations from lease contracts — — Issued regulatory capital financial instrument — — Subtotal — — Other financial result from ineffective accounting hedge (21) 586 Other financial result from accounting hedges of different kind 401 426 Subtotal 380 1,012 Total (31,462) (19,809) Financial results declared in this note do not relate to any change in the business model the bank may have had.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 167 Note 34 – Result from Investment in Companies a) Interim Consolidated Financial Statements present results from investments in companies for M$4,224 and M$1,852 for the three months periods ended as of March 31, 2023 and 2022, respectively, according to the following detail: For the three months periods ended as of March 31, 2023 2022 Company Ownership interest Investment value Ownership interest Investment value % MCh$ % MCh$ Investments valued at equity value Transbank S.A. 8.7188% 285 8.7188% 325 Combanc S.A. 9.8114% 13 9.8100% 11 Imerc OTC S.A. 8.6624% 28 8.6624% 28 Dividends received from minority investments 1,411 1,398 Total 1,737 1,762

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 168 Note 35 – Result of Non-Current Assets and Disposal Groups not Admissible as Dscontinued Operations The details of the item result of non-current assets and disposal groups not admissible as discontinued operations (assets received in payment) ia as follows: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Result of non-current assets and disposal groups not admissible as discontinued operations Net result for goods received in payment or adjudicated in judicial auction 830 747 Other incomes for goods received in payment or adjudicated in judicial auction 591 537 Provisions for adjustments to the net realizable value of assets received in payment or adjudicated in judicial auction (501) (1,223) Write-offs of goods received in payment or adjudicated in judicial auction (1,068) (540) Expenses for maintenance of goods received in payment or awarded in judicial auction (234) (349) Non-current assets for sale 417 (442) Disposal groups for sale — — Total 35 (1,270)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 169 Note 36 – Other Operating Income and Expenses a) Other operating incomes Detail of other operating incomes, is as follows: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Compensation from insurance companies for claims other than operational risk events — 40 Net income from investment properties — — Income from issued card brands (VISA, MC, etc.) 54 — Correspondent bank income — — Income other than interests and commissions from lease agreements — 23 Income from expense recovery 831 5,813 Otros ingresos Leasing 357 — Other income 1,925 2,869 Totals 3,167 8,745 b) Other operational expenses During the three months periods ended as of March 31, 2023 and 2022, the bank presents other operational expenses according to the following: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Expense of provisions for operational risk (242) (1,584) Expense recoveries for operational risk events 1,113 406 Provisions for lawsuits and litigation (95) (317) Other provisions for other contingencies — (2) Expenses for credit operations of financial leasing (337) (461) Provisions for restructuring plans (36) — Expenses for credit operations of factoring — (24) Losses from commercial decision (1,031) — Expenses and provisions associated with loans under Law No, 20,027 (907) — Other operational expenses (1,014) (6,626) Total (2,549) (8,608)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 170 Note 37 – Expenses for Employee Benefit Obligations The details of the item compensation and personnel expenses for the three months periods ended as of March 31, 2023 and 2022, is as follows: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Expenses for short-term employee benefit (69,050) (64,631) Compensation (46,862) (43,876) Incentives (performance-related bonus) (14,472) (14,032) Profit-sharing (7,681) (6,683) Other (35) (40) Expenses for post employment employee benefits — — Expenses for long-term employee benefit (349) (437) Compensation (349) (312) Incentives (performance-related bonus) — (125) Other — — Expense for employee benefits due to termination of employment contract (2,582) (4,091) Severance indemnities (2,582) (4,091) Other — — Expenses for employee payments based on shares or equity instruments (384) — Equity-settled share-based payment transactions — — Cash-settled share-based payment transactions (384) — Expenses for obligations for defined contribution post-employment plans — — Expenses for obligations for post-employment defined benefit plans (453) (470) Expenses for other obligations with personnel — — Other personnel expenses (6,093) (3,864) Training expenses (354) (325) Expenses for nursery and kindergarten (137) (142) Other (5,602) (3,397) Total (78,911) (73,493)

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 171 Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Note 38 – Administrative Expenses For the periods ended as of March 31, 2023 and 2022, the composition of this item is as follows: For the three months periods ended as of March 31 2023 2022 MCh$ MCh$ Administrative expenses (44,522) (46,069) Expenses for short-term leases (347) (372) Expenses for low-value leases — — Other expenses of obligations for lease contracts (54) (51) Maintenance and repair of fixed assets (6,607) (6,875) Insurance premiums except to cover operational risk events (3,847) (4,960) Office supplies (363) (380) IT and communications expenses (11,503) (11,003) Lighting, heating and other services (656) (705) Surveillance services and transportation of valuables (1,557) (1,611) Expenses for personnel representation and travel (485) (216) Legal and notarial expenses (5,533) (4,308) Fees for review and audit of the financial statements by the external auditor (223) (245) Fees for advice and consultancies carried out by the external auditor — — Fees for advice and consultancies carried out by other auditing companies (17) (16) Title classification fees — — Fees for other technical reports (2,796) (4,577) Fines applied by the Financial Market Commission — (4) Fines applied by other agencies (57) (75) Other general management expenses (10,477) (10,671) Outsourced services (7,706) (8,003) Data processing (3,075) (2,746) Technological development service, certification and technological testing — — External human resource administration service and external personnel — — Appraisal service (16) (18) Call center service for sales, marketing, quality assurance and costumer service (98) (92) External collection service (457) (352) External ATM administration and maintenance service — — External cleaning service, casino, files and documents custody, furniture and equipment storage (113) (183) Sale services and product distribution (42) (14) External credit evaluation service — — Other outsourced services (3,905) (4,598) Board of directors expenses (255) (270) Board of directors compensations (255) (270) Other board of directors expenses — — Advertisement (3,306) (2,723) Taxes, real estate tax and other legal charges (9,751) (8,834) Real estate taxes (56) (59) Municipal licenses (432) (351) Other taxes other than income (6,543) (6,043) Control contributions to the regulator (2,720) (2,381) Other legal fees — — Total (65,540) (65,899)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 172 Note 39 – Depreciation and Amortization Values corresponding to fees by concept of depreciation and amortization for the three months periods ended as of March 31, 2023 and 2022, is as follows: For the three months periods ended as of March 31, 2023 2022 MCh$ MCh$ Depreciation and amortization Amortization of intangible assets (15,120) (12,833) Depreciation for fixed assets (2,785) (2,986) Depreciation and amortizations for assets with rights to use in leases (7,061) (6,890) Depreciation of other assets for investment properties — — Amortization of other assets per revenue asset from ordinary activities from costumer contracts — — Total Depreciation and amortization (24,966) (22,709)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 173 Note 40 – Impairment of non-Financial Assets As of March 31, 2023 and 2022, the Bank and its subsidiaries assess at the end of each reporting period whether there is any indication of impairment of any asset, and no indication of impairment has been identified for the periods reported.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 41 – Credit Loss Expenses

a) Summary of credit loss expense for the three months periods ended as of March 31, 2023 and 2022, is as follows:

Summary of credit loss in the period	For the three months periods ended as of March 31,	
	2023 MCh$	2022 MCh$
Expense of provisions constituted for loan credit risk	(106,950)	(44.933)
Expense of special provisions for credit risk	3,607	(7.559)
Write-off credit recovery	12,662	14.986
Impairment due to credit risk of other financial assets at amortized cost	16	—
Impairment due to credit risk of financial assets at fair value through other comprehensive income	204	21
Total	**(90,461)**	**(37,485)**

b) Flow of provision expenses constituted for credit risk and expense for credit losses of loans for the periods ended March 31,2023 and 2022, is as follows:

Loan provision expense in the year	For the three months periods ended as of March 31, 2023							
	Portfolio normal Evaluation		Portfolio Substandard Evaluation	Portfolio in default Evaluation			Deductible guarantees FOGAPE Covid-19	
	Individual	Group	Individual	Individual	Group	Subtotal		Total
Interbank loans								
Creation of provisions	(45)	—	—	—	—	(45)	—	(45)
Release of provisions	345	—	—	—	—	345	—	345
Subtotal	**300**	**—**	**—**	**—**	**—**	**300**	**—**	**300**
Commercial loans								
Creation of provisions	(4,817)	(15,485)	(2,223)	(11,506)	(9,020)	(43,051)	—	(43,051)
Provisions released	5,141	1,098	4,211	878	—	11,328	1,915	13,243
Subtotal	**324**	**(14,387)**	**1,988**	**(10,628)**	**(9,020)**	**(31,723)**	**1,915**	**(29,808)**
Mortgage loans								
Creation of provisions	—	(2,296)	—	—	(1,772)	(4,068)	—	(4,068)
Provisions released	—	441	—	—	—	441	—	441
Subtotal	**—**	**(1,855)**	**—**	**—**	**(1,772)**	**(3,627)**	**—**	**(3,627)**
Consumer loans								
Creation of provisions	—	(40,510)	—	—	(15,708)	(56,218)	—	(56,218)
Release of provisions	—	—	—	—	(17,597)	(17,597)	—	(17,597)
Subtotal	**—**	**(40,510)**	**—**	**—**	**(33,305)**	**(73,815)**	**—**	**(73,815)**
Expense of constituted provisions	**624**	**(56,752)**	**1,988**	**(10,628)**	**(44,097)**	**(108,865)**	**1,915**	**(106,950)**
Recovery of 174petite-off loans								
Interbank loans	—	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	—	4,111
Mortgage loans	—	—	—	—	—	—	—	1,029
Consumer loans	—	—	—	—	—	—	—	7,522
Subtotal	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**12,662**
Credit loss expense	**624**	**(56,752)**	**1,988**	**(10,628)**	**(44,097)**	**(108,865)**	**1,915**	**(94,288)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 174

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 41 – Credit Loss Expenses, continued

Loan provision expense in the period	For the three months periods ended as of March 31, 2022							
	Portfolio normal Evaluation		Portfolio Substandard Evaluation	Portfolio in default Evaluation			Deductible guarantees FOGAPE	
	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
Interbank loans								
Creation of provisions	(139)	—	—	—	—	(139)	—	(139)
Release of provisions	443	—	—	—	—	443	—	443
Subtotal	**304**	**—**	**—**	**—**	**—**	**304**	**—**	**304**
Commercial loans								
Creation of provisions	(1,428)	(14,118)	(662)	(3,529)	(13,803)	(33,540)	—	(33,540)
Provisions released	16,179	167	3,702	11,323	599	31,970	4,504	36,474
Subtotal	**14,751**	**(13,951)**	**3,040**	**7,794**	**(13,204)**	**(1,570)**	**4,504**	**2,934**
Mortgage loans								
Creation of provisions	—	(2,552)	—	—	(866)	(3,418)	—	(3,418)
Provisions released	—	—	—	—	20	20	—	20
Subtotal	**—**	**(2,552)**	**—**	**—**	**(846)**	**(3,398)**	**—**	**(3,398)**
Consumer loans								
Creation of provisions	—	(27,020)	—	—	(18,304)	(45,324)	—	(45,324)
Release of provisions	—	551	—	—	—	551	—	551
Subtotal	**—**	**(26,469)**	**—**	**—**	**(18,304)**	**(44,773)**	**—**	**(44,773)**
Expense of constituted provisions	**15,055**	**(42,972)**	**3,040**	**7,794**	**(32,354)**	**(49,437)**	**4,504**	**(44,933)**
Recovery of 175petite-off loans								
Interbank loans	—	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	—	5,094
Mortgage loans	—	—	—	—	—	—	—	1,502
Consumer loans	—	—	—	—	—	—	—	8,390
Subtotal	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**14,986**
Credit loss expense	**15,055**	**(42,972)**	**3,040**	**7,794**	**(32,354)**	**(49,437)**	**4,504**	**(29,947)**

c) Balances for the three months periods ended as of March 31, 2023 and 2022 of Expenses for Special Provisions for Credit Risk, are as follows:

Summary of the expense for special provisions for credit risk in the period	For the three months periods ended as of March 31,	
	2023	2022
	MCh$	MCh$
Expense of provisions for contingent credits	**870**	**(1,660)**
Interbank loans	—	—
Commercial Loans	1,303	(708)
Consumer loans	(433)	(952)
Expense of provisions for country risk for operations with debtors domiciled abroad	**389**	**769**
Expense of special provisions for contingent credits abroad	**—**	**—**
Expense of additional provisions for loans	**2,348**	**(6,668)**
Commercial loans	—	(6,668)
Mortgage loans	—	—
Consumer loans	2,348	—
Expense of provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	**—**	**—**
Expense of other special provisions constituted for credit risk	**—**	**—**
Total	**3,607**	**(7,559)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 175

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 176 Note 42 – Income from Discontinued Operations As of March 31, 2023 and 2022, the Bank has no results from discontinued operations.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 177 Note 43 – Related Party Disclosures a) Assets and liabilities for transactions with related parties As of March 31, 2023 Other Key Bank Other Assets and liabilities by type of related party Parent legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost — — — — — Rights on resale agreements and loans of securities — — — — — Debt financial instruments — — — — — Commercial loans — — 3,878 25,112 28,990 Mortgage loans — — 20,978 32,804 53,782 Consumer loans — — 3,905 7,259 11,165 Recorded provisions – loans — — (128) (703) (831) Other assets — — — — — Contingent credits 26,275 — 7,160 — 33,435 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge. — — — — — Financial liabilities at amortized cost — — — — — Deposits and other demand obligations 17,192 — 3,878 — 21,070 Deposits and other term deposits 193,773 — 11,646 — 205,419 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities — — — — —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 178 Note 43 – Related Party Disclosures, continued As of December 31, 2022 Other Key Bank Other Assets and liabilities by type of related party Parent legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost 51,610 — 28,768 — 80,378 Rights on resale agreements and loans of securities — — — — — Debt financial instruments — — — — — Commercial loans 11,594 — 3,991 — 15,585 Mortgage loans 33,162 — 20,710 — 53,872 Consumer loans 7,557 — 4,214 — 11,771 Recorded provisions – loans (703) — (147) — (850) Other assets — — — — — Contingent credits 26,963 — 7,506 — 34,469 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge. — — — — — Financial liabilities at amortized cost 158,199 — 9,730 — 167,929 Deposits and other demand obligations 16,337 — 2,170 — 18,507 Deposits and other term deposits 141,862 — 7,560 — 149,422 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities — — — — —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 179 Note 43 – Related Party Disclosures, continued b) Incomes and expenses from transactions related parties for the three months periods ended as of March 31, 2023 and 2022: For the three months periods ended as of March 31, 2023 Key Bank Other Parent Other legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ Interest income — — 50 1,292 1,342 Incomes from readjustments — — — — — Commission income — — 25 154 179 Net financial result — — — — — Other income — — — — — Total Income — — 75 1,446 1,521 Interest Expenses — 1 (19) — (18) Indexation expenses — — — — — Commission expenses — — — — — Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense — — — — — Other expenses (7) — — — (7) Total Expenses (7) 1 (19) — (25) For the three months periods ended as of March 31, 2022 Key Bank Other Parent Other legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 1,027 — 190 — 1,217 Incomes from readjustments — — — — — Commission income 191 — 24 — 215 Net financial result — — — — — Other income 1 — — — 1 Total Income 1,219 — 214 — 1,433 Interest Expenses (150) — (10) — (160) Indexation expenses — — — — — Commission expenses (35) — — — (35) Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense — — — — — Other expenses — — — — — Total Expenses (185) — (10) — (195)

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 43 – Related Party Disclosures, continued

c) Transactions with related parties in the period

Transactions with related entities that are reported are those considered by the company to exceed and accumulated total of MCh$75 (UF2,000) for the periods ended as of March 31, 2023 and ther years endend as of December 31, 2022 without prejudice for being of a different nature:

Transaction description						As of March 31, 2023				
							Effect on Income Statement		Effect on Statement of Financial Position	
Business name	Nature of the relationship with the bank	Type of Service	Deadline	Renewal Conditions	Transactions under equivalence conditions to those Transactions with mutual independence between parties	Amount MCh$	Incomes MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts Payable MCh$
Combanc S.A.	Management	Data transmission services	Undefined	According to contract	Yes	(97)	—	(97)	—	—
Comder Contraparte Central S.A	Management	Banking services	Undefined	According to contract	Yes	(275)	—	(275)	—	—
Itaú Unibanco	Direct	Reimbursement for business management	Undefined	According to contract	Yes	(223)	—	(223)	—	—
Itaú BBA Securities NY	Direct	Reimbursement for business management	Annual	According to contract	Yes	383	383	—	437	—
Banco Itaú International	Direct	Reimbursement for business management	20 years	According to contract	Yes	509	509	—	509	—
Banco Itaú (Suisse) S.A.	Direct	Reimbursement for business management	20 years	According to contract	Yes	2	2	—	2	—
Redbanc S.A.	Management	ATM network management	Undefined	According to contract	Yes	(551)	—	(551)	—	—
Transbank S.A.	Management	Credit card management	Undefined	According to contract	Yes	(2,481)	—	(2,481)	—	—

Transaction description						As of December 31, 2022				
							Effect on Income Statement		Effect on Statement of Financial Position	
Business name	Nature of the relationship with the bank	Type of Service	Deadline	Renewal Conditions	Transactions under equivalence conditions to those Transactions with mutual independence between parties	Amount MCh$	Incomes MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts Payable MCh$
Centro Cultural Corpgroup SpA (1)	Management	Sponsors	30 days	According to contract	Yes	(311)	—	(311)	—	—
Combanc S.A.	Management	Data transmission services	30 days	According to contract	Yes	(534)	—	(534)	—	—
Comder Contraparte Central S.A	Management	Banking services	30 days	According to contract	Yes	(1,482)	—	(1,482)	—	—
Corp Group Holding Inversiones Ltda (1)	Management	Consulting	30 days	According to contract	Yes	(239)	—	(239)	—	—
Inmobiliaria Gabriela S.A	Indirect	Leases	30 days	According to contract	Yes	—	—	—	—	(566)
Inversiones Corp Group Interhold Ltda. (1)	Management	Leases	30 days	According to contract	Yes	(1,447)	—	(1,447)	—	—
Itaú Chile Inv. Serv. Y Administración S.A.	Management	Banking services	30 days	According to contract	Yes	(113)	—	(113)	—	(381)
Itaú Unibanco	Direct	Reimbursement for business management	30 days	According to contract	Yes	(1,507)	—	(1,507)	—	—
Itaú BBA Securities NY	Direct	Reimbursement for business management	30 days	According to contract	Yes	1,342	1,342	—	77	—
Banco Itaú International	Direct	Reimbursement for business management	30 days	According to contract	Yes	1,713	1,713	—	736	—
Banco Itaú (Suisse) S.A.	Direct	Reimbursement for business management	30 days	According to contract	Yes	7	7	—	2	—
Operadora Tarjeta de Crédito Nexus S.A.	Management	Credit card management	30 days	According to contract	Yes	(3,248)	—	(3,248)	—	—
Redbanc S.A.	Management	ATM network management	30 days	According to contract	Yes	(4,678)	—	(4,678)	—	—
Transbank S.A.	Management	Credit card management	30 days	According to contract	Yes	(13,037)	—	(13,037)	—	—

(1) As informed by a Material Event dated July 14, 2022, on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a "Termination Letter", in order to terminate, among others, the Transaction Agreement entered into by and between the same parties on January 29, 2014, as amended on June 2, 2015 and on January 20, 2017 (the "Transaction Agreement" or the "TA"), The Termination Letter took effect on July 14, 2022.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 180

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 43 – Related Party Disclosures, continued

The Termination Letter contained, among other things, the following agreements:

- The termination, effective December 31, 2022, of the technical and professional advisory agreements entered into with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A.) on July 6, 2001 (as amended on January 27, 2014 and on October 30, 2015), with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A.) on April 10, 2008 (as amended on January 27, 2014) and with CorpGroup Holding Inversiones Limitada on March 27, 2012 (as amended on January 27, 2014 and on October 30, 2015).

d) Payments to the Board of directors and key management personnel of Consolidated Bank.

Payments to the Board of directors and key Bank Management personnel and its subsidiaries	For the three months periods ended as of March 31,	
	2023	2022
	MCh$	MCh$
Board of directors		
Compensation payments and board of directors per diem – Bank and banks subsidiaries	**255**	**270**
Key Bank Management personnel and its subsidiaries:		
Short-term employee benefit payment	8,528	10,450
Post employment employee benefit payment	—	—
Long-term employee benefit payment	—	—
Payments for employee benefits due to termination of employment contract	185	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for defined post-employment benefit plans	—	—
Payment for other personnel obligations	—	
Subtotal- Payments for employee benefit obligations	**8,713**	**10,450**
Total	8,968	10,720

e) Composition of the Board of directors and key Bank Management personnel and its subsidiaries

Composition of the board of directors and key Key Bank Management personnel and its subsidiaries	For the three months periods ended as of March 31,	
	2023	2022
	No. of executives	
Board of directors		
Directors – Bank and Bank Subsidiaries	**16**	**16**
Key Bank Management personnel and its subsidiaries:		
General Manager – Bank	1	1
General Managers – Bank subsidiaries	7	7
Division/Area Managers – Bank	101	102
Division/Area Managers – Bank Subsidiaries	51	60
Subtotal	**160**	**170**
Total	**176**	**186**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 181

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 182 Note 44 – Fair Value of Financial Assets and Liabilities This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the FMC and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurecurring and non-recurring). The following section details the main guidelines and definitions used by the Group: Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal or most advantageous market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction. Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics: a) They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. b) They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary. c) They are able to enter into a transaction for the asset or liability. d) They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so). Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date. Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset. Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest. Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. Starting price) regardless of whether that price is directly observable or estimated using another valuation technique.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 183 Note 44 – Fair Value of Financial Assets and Liabilities, continued Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset. Bank’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that: a) A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date. b) An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date. Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred. Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them. Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In this sense, the following approaches stand out, being the first two the most used by the group: a) Market approach Uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities. b) Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts. c) Cost approach Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost). Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data. Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date: a) An estimate of future cash flows for the asset or liability being measured.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 184 Note 44 – Fair Value of Financial Assets and Liabilities, continued b) Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows. c) The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate). d) The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium). e) Other factors that market participants would take into account in these circumstances. f) For a liability, the default risk related to that liability, including the entity’s own credit risk (i.e. the debtor’s). Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 185 Note 44 – Fair Value of Financial Assets and Liabilities, continued Determination of fair value The following is a summary of the fair values of the main financial assets and liabilities as of March 31, 2023 and December 31, 2022, including those that are not presented at fair value in the Interim Consolidated Statement of Financial Position. As of March 31, 2023 Carrying Estimated fair value amount value Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 2,043,848 — 2,043,848 Cash in process of collection 1,070,135 — 1,070,135 Financial assets to be traded at fair value through profit or loss 4,028,431 4,028,431 — Financial derivative contracts 3,334,142 3,334,142 — Debt financial instruments 533,008 533,008 — Other financial instruments 161,281 161,281 — Financial assets not held for trading compulsorily valued at fair value through profit or loss 48,994 48,994 — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 4,701,197 4,701,197 — Debt financial instruments 4,694,807 4,694,807 — Other financial instruments 6,390 6,390 — Financial derivative contracts and hedge accounting 117,992 117,992 — Financial assets at amortized cost 27,070,444 — 28,113,624 Rights on resale agreements and loans of securities 114,148 — 114,148 Debt financial instruments 1,153,711 — 1,070,056 Interbank loans 23,709 — 23,709 Credits and accounts receivable from customers – Commercial 15,838,387 — 16,478,799 Loans and receivables – Mortgage 7,045,705 — 7,064,467 Loans and accounts receivable from customers – Consumer 2,894,784 — 3,362,445 Total 39,081,041 8,896,614 31,227,607 LIABILITIES Cash in process of being cleared 1,142,625 — 1,142,625 Financial liabilities to be traded at fair value through profit or loss 3,131,116 3,131,116 — Financial derivative contracts 3,131,116 3,131,116 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Financial derivative contracts and hedge accounting 112,434 112,434 — Financial liabilities at amortized cost 30,509,007 — 30,266,475 Other demand deposits and liabilities 5,344,003 — 5,344,003 Deposits and other time deposits 12,815,920 — 12,793,233 Liabilities for repurchase agreements and securities loans 434,345 — 434,345 Interbank borrowings 4,734,426 — 4,717,948 Debt financial instruments issued 6,882,370 — 6,679,003 Other financial liabilities 297,943 — 297,943 Obligations for lease contracts 90,526 — 89,924 Issued regulatory capital financial instruments 1,235,501 — 1,370,156 Total 36,221,209 3,243,550 32,869,180 (a) Correspond to assets and liabilities that are measured and recognized at fair value in the financial statements. (b) Correspond to assets and liabilities that are measured and recognized on a basis other than fair value in the financial statements. The fair values presented here are for disclosure purposes only and have no impact on the balances in the financial statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 186 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2022 Carrying Estimated fair value amount value Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,043,243 — 3,043,243 Cash in process of collection 494,994 — 494,994 Financial assets to be traded at fair value through profit or loss 4,035,944 4,035,944 — Financial derivative contracts 3,617,792 3,617,792 — Debt financial instruments 370,554 370,554 — Other financial instruments 47,598 47,598 — Financial assets not held for trading compulsorily valued at fair value through profit or loss 53,206 53,206 — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 3,575,931 3,575,931 — Debt financial instruments 3,571,438 3,571,438 — Other financial instruments 4,493 4,493 — Financial derivative contracts and hedge accounting 138,548 138,548 — Financial assets at amortized cost 27,293,682 — 27,968,341 Rights on resale agreements and loans of securities 162,774 — 162,774 Debt financial instruments 1,181,484 — 1,162,425 Interbank loans 45,636 — 45,636 Credits and accounts receivable from customers – Commercial 16,005,715 — 16,252,467 Credits and accounts receivable from customers – Mortgage 6,993,091 — 7,009,061 Loans and accounts receivable from customers – Consumer 2,904,982 — 3,335,978 Total 38,635,548 7,803,629 31,506,578 LIABILITIES Cash in process of being cleared 456,957 — 456,957 Financial liabilities to be traded at fair value through profit or loss 3,426,141 3,426,141 — Financial derivative contracts 3,426,141 3,426,141 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Financial derivative contracts and hedge accounting 218,733 218,733 — Financial liabilities at amortized cost 30,244,789 — 29,968,737 Other demand deposits and liabilities 5,555,185 — 5,555,185 Deposits and other time deposits 12,703,653 — 12,628,648 Liabilities for repurchase agreements and securities loans 354,088 — 354,088 Interbank borrowings 4,728,323 — 4,714,722 Debt financial instruments issued 6,547,807 — 6,360,361 Other financial liabilities 355,733 — 355,733 Obligations for lease contracts 94,575 — 94,575 Issued regulatory capital financial instruments 1,263,169 — 1,417,784 Total 35,704,364 3,644,874 31,938,053 (a) Correspond to assets and liabilities that are measured and recognized at fair value in the financial statements. (b) Correspond to assets and liabilities that are measured and recognized on a basis other than fair value in the financial statements. The fair values presented here are for disclosure purposes only and have no impact on the balances in the financial statements. (1) As of December 31, 2022, the fair value estimated on a non-recurring basis in this item was disclosed an amount of MCh$1,162,425 and should have been disclosed an amount of MCh$1,074,771.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 187 Note 44 – Fair Value of Financial Assets and Liabilities, continued In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern. The following section describes the methods used to estimate fair value: a) Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring) Cash, short-term assets and short-term liabilities The fair value of these items approximates their book value given their short-term nature. These items include: - Cash and deposits in Banks - Cash in the process of collection - Financial instruments at fair value through profit or loss - Demand deposits and other demand obligations - Other financial obligations Loans The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies. This methodology was applied to: - Interbank loans - Loans and accounts receivable from customers Financial instruments at amortized cost The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. Medium and long-term liabilities The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include: - Term deposits and other term loans - Interbank borrowings - Debt instruments issued

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 44 – Fair Value of Financial Assets and Liabilities, continued

b) Value Measurement of financial assets and liabilities for recording purposes (recurring)

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

- Financial instruments held for trading at fair value through profit or loss
- Financial instruments at fair value with changes in other comprehensive income

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. The methodology recognizes the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the Interim Financial Statements.

As of March 31, 2023, the portfolio of derivative contracts both in Chile and Colombia have an accumulate net effect of Mch$4,626 (MCh$4,782 as of December 31, 2022)

	As of March 31, 2023		As of December 31, 2022	
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging				
Fair value	**—**	**—**	**—**	**—**
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Cash flows	**—**	**—**	**—**	**—**
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Net investment in a foreign operation hedge	**—**	**—**	**—**	**—**
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Derivatives held for trading	**(5,565)**	**939**	**(5,663)**	**881**
Currency forwards	(436)	448	(474)	446
Currency swaps	(4,792)	422	(4,748)	344
Interest rate swaps	(337)	69	(441)	91
Currency call options	—	—	—	—
Currency put options	—	—	—	—
Totals financial derivatives	**(5,565)**	**939**	**(5,663)**	**881**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 188

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 189 Note 44 – Fair Value of Financial Assets and Liabilities, continued c) Fair value hierarchy IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation: - Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly. In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type. For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows. Level 2 The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity. In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts. For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled.They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset.Finally, cash flows are discounted. The Black and Scholes model is used for options based on prices of brokers in the OTC market. For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 190 Note 44 – Fair Value of Financial Assets and Liabilities, continued For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market and its regulators. - Level 3 This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap. In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry. With respect to financial assets, a negotiation is not required, mandatorily valued at fair value with changes in results, the valuation is made based on the determination of a rate that allows obtaining the fair value based on market references: − Determining an average rate from “Comparable Instruments” according to the rating of the issuer and term of the instrument. − Decomposing the rate into a risk-free base observable in the market and a spread that represents the credit risk of the issuer. The periodic valuation of the instrument is carried out based on the value of the risk-free rate of each day plus the determined credit spread. The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated. As of March 31, 2023 Impact calibration American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 30 — TAB 90 — — — TAB 180 — 25 8 TAB 360 — — (1) Total — 55 7

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 44 – Fair Value of Financial Assets and Liabilities, continued

Impact calibration	As of December 31, 2022		
	American forwards USD- CLP	Basis TAB CLP	Basis TAB CLP
		MCh$	MCh$
Volatility exchange rate USD-CLP			
TAB 30	—	33	—
TAB 90	—	—	—
TAB 180	—	26	9
TAB 360	—	—	(1)
Total	**—**	**59**	**8**

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	CMF	Directly observable price.
	Bonds	Chilean Central Bank	Santiago Exchange	Internal rate of return (IRR) based on prices.
2	Derivatives	N/A	OTC (Brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	IIF	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	IIF	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
3	Derivatives, active banking rate (TAB)	N/A	OTC (Brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Blomberg	Black and Scholes with inputs from European options.
	Bonds	Companies, banks	Blomberg	Interest rate curves based on modeling of SOFR and spreads

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 191

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 44 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the periods ended as of March 31, 2023 and December 31, 2022.

8

Measurement at fair value of instruments on on a recurring basis using	Book Value MCh$	Fair Value MCh$	As of March 31, 2023 Market value of the asset for asset for identified (level 1) MCh$	inputs Significant observable (level 2) MCh$	inputs Significant Non-observable (level 3) MCh$
ASSETS					
Financial instruments at fair value through profit and loss	**694,289**	**694,289**	**636,160**	**58,129**	**—**
Chilean Central Bank and Government securities	210,243	210,243	210,243	—	—
Other local financial instruments	58,129	58,129	—	58,129	—
Foreign Central Banks or I financial instruments	264,636	264,636	264,636	—	—
Other foreign institutions financial instruments	—	—	—	—	—
Investments in mutual funds	61,176	61,176	61,176	—	—
Loans originated and acquired by the entity	100,105	100,105	100,105	—	—
Financial assets not held for trading mandatority measured at fair valye through profit or loss	**48,994**	**48,994**	**—**	**—**	**48,994**
Commercial loans	48,994	48,994	—	—	48,994
Other	—	—	—	—	—
Financial instruments at fair value through other comprehensive income	**4,701,198**	**4,701,199**	**4,493,116**	**117,677**	**90,406**
Chilean Central Bank and Government securities	3,994,640	3,994,640	3,994,640	—	—
Other local financial instruments	101,758	101,758	—	101,758	—
Foreign Central Banks or I financial instruments	341,355	341,355	341,355	—	—
Other intruments issued abroad	257,055	257,056	157,121	9,529	90,406
Other financial instruments	6,390	6,390	—	6,390	—
Financial derivative contracts	**3,452,135**	**3,452,135**	**—**	**3,433,621**	**18,514**
Forwards	519,788	519,788	—	519,259	529
Swaps	2,931,882	2,931,882	—	2,913,897	17,985
Call options	77	77	—	77	—
Put options	388	388	—	388	—
Total	**8,896,616**	**8,896,617**	**5,129,276**	**3,609,427**	**157,914**
LIABILITIES					
Financial derivative contracts	**3,243,549**	**3,243,549**	**—**	**3,243,396**	**153**
Forwards	477,932	477,932	—	477,874	58
Swaps	2,763,649	2,763,649	—	2,763,554	95
Call options	76	76	—	76	—
Put options	1,892	1,892	—	1,892	—
Total	**3,243,549**	**3,243,549**	**—**	**3,243,396**	**153**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 192

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 44 – Fair Value of Financial Assets and Liabilities, continued

Measurement at fair value of instruments on on a recurring basis using	As of December 31, 2022				
	Book Value	Fair Value	Market value of the asset for asset for identified (level 1)	inputs Significant observable (level 2)	inputs Significant Non-observable (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Financial instruments at fair value through profit and loss	**418,152**	**418,152**	**390,617**	**27,535**	**—**
Chilean Central Bank and Government securities	160,751	160,751	160,751	—	—
Other local financial instruments	22,877	22,877	—	22,877	—
Foreign Central Banks or I financial instruments	182,268	182,268	182,268	—	—
Other foreign institutions financial instruments	4,658	4,658	—	4,658	—
Investments in mutual funds	47,598	47,598	47,598	—	—
Financial assets not held for trading mandatority measured at fair valye through profit or loss	**53,206**	**53,206**	**—**	**—**	**53,206**
Commercial loans	53,206	53,206	—	—	53,206
Other	—	—	—	—	—
Financial instruments at fair value through other comprehensive income	**3,575,931**	**3,575,931**	**3,211,578**	**272,171**	**92,182**
Chilean Central Bank and Government securities	2,971,905	2,971,905	2,971,905	—	—
Other local financial instruments	205,358	205,358	—	205,358	—
Foreign Central Banks or I financial instruments	161,825	161,825	161,825	—	—
Other intruments issued abroad	232,350	232,350	77,848	62,320	92,182
Other financial instruments	4,493	4,493	—	4,493	—
Financial derivative contracts	**3,756,340**	**3,756,340**	**—**	**3,738,357**	**17,983**
Forwards	488,261	488,261	—	487,602	659
Swaps	3,267,426	3,267,426	—	3,250,102	17,324
Call options	653	653	—	653	—
Put options	—	—	—	—	—
Total	**7,750,423**	**7,750,423**	**3,602,195**	**4,038,063**	**110,165**
LIABILITIES					
Financial derivative contracts	**3,644,874**	**3,644,874**	**—**	**3,644,711**	**163**
Forwards	530,445	530,445	—	530,388	57
Swaps	3,113,516	3,113,516	—	3,113,410	106
Call options	403	403	—	403	—
Put options	510	510	—	510	—
Total	**3,644,874**	**3,644,874**	**—**	**3,644,711**	**163**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 193

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 194 Note 44 – Fair Value of Financial Assets and Liabilities, continued d) Transfers between level 1 and level 2 For the as of March 31, 2022 and December 31, 2022, there are no transfers between levels 1 and 2, as described below: As of March 31, 2023 As of December 31, 2022 Measurement at fair value of instruments on Value Value measured on a recurring basis Fair Level 1 to 2 Level 2 to 1 Fair Level 1 to 2 Level 2 to 1 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 694,289 — — 418,152 — — Financial instruments at fair value through other comprehensive income 4,701,197 — — 3,575,931 — — Financial derivative contracts 3,452,134 — — 3,756,340 — — Total 8,847,620 — — 7,750,423 — — LIABILITIES Financial derivative contracts 3,243,550 — — 3,644,874 — — Total 3,243,550 — — 3,644,874 — — e) Disclosures Regarding Level 3 Assets and Liabilities Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts. This category includes: - Financial derivative instruments indexed to the TAB rate, This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion, - American forward options, - Financial assets whose contractual cash flows have not met the conditions of the SPPI test, - Corporate bond whose data are not observable in the market. As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables. These techniques use as transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 44 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve.

The following table presents a reconciliation of assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2022.

	As of March 31, 2023					
Level 3 reconciliation	Opening balance MCh$	Gain (loss) recognized in profit or loss MCh$	Gain (loss) recognized in Equity MCh$	Net of Purchases, sales and agreements MCh$	Transfers From level 1 and 2 MCh$	Ending balance MCh$
ASSETS						
Financial derivative contracts						
Forwards	2,294	473	—	(2,013)	—	**754**
Swaps	16,551	1,060	—	(909)	—	**16,702**
Call options	—	—	—	—	—	**—**
Put options	—	—	—	—	—	**—**
Futures	—	—	—	—	—	**—**
Other	—	—	—	—	—	**—**
Total	**18,845**	**1,533**	**—**	**(2,922)**	**—**	**17,456**
LIABILITIES						
Financial derivative contracts						
Forwards	771	(439)	—	(309)	—	**23**
Swaps	283	(449)	—	395	—	**229**
Call options	—	—	—	—	—	**—**
Put options	—	—	—	—	—	**—**
Futures	—	—	—	—	—	**—**
Other	—	—	—	—	—	**—**
Total	**1,054**	**(888)**	**—**	**86**	**—**	**252**

	As of December 31, 2022					
Level 3 reconciliation	Opening balance MCh$	Gain (loss) recognized in profit or loss MCh$	Gain (loss) recognized in Equity MCh$	Net of Purchases, sales and agreements MCh$	Transfers From level 1 and 2 MCh$	Ending balance MCh$
ASSETS						
Financial derivative contracts						
Forwards	3,576	1,789	—	(3,369)	—	1,996
Swaps	23,689	(1,437)	—	(5,496)	—	16,756
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total	**27,265**	**352**	**—**	**(8,865)**	**—**	**18,752**
LIABILITIES						
Financial derivative contracts						
Forwards	116	2,331	—	(1,812)	—	635
Swaps	724	(2,751)	—	2,269	—	242
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total	**840**	**(420)**	**—**	**457**	**—**	**877**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 195

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 44 – Fair Value of Financial Assets and Liabilities, continued

Hierarchy for Remaining Assets and Liabilities.

The following table discloses the classification according to the fair value hierarchy for assets and liabilities that are not measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2022:

Measurement at fair value of items on non-recurring basis	As of March 31, 2023				
	Net value	Fair value Estimated	Market value of the asset for identified assets identified (Level 1)	Other inputs Significant observable (Level 2)	Non-observable significant inputs observable (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Cash and bank deposits	2,043,848	2,043,848	2,043,848	—	—
Operations with settlement ongoing	1,070,135	1,070,135	1,070,135	—	—
Financial assets at amortized cost	27,070,444	28,113,624	1,207,913	—	26,905,711
Rights on resale agreements and loans of securities	114,148	114,148	114,148	—	—
Debt financial instruments	1,153,711	1,070,056	1,070,056	—	—
Interbank loans	23,709	23,709	23,709	—	—
Loans and accounts receivable from customers – Commercial	15,838,387	16,478,799	—	—	16,478,799
Loans and accounts receivable from customers – Mortgage	7,045,705	7,064,467	—	—	7,064,467
Loans and accounts receivable from customers – Consumer	2,894,784	3,362,445	—	—	3,362,445
Total	**30,184,427**	**31,227,607**	**4,321,896**	**—**	**26,905,711**
LIABILITIES					
Operations with settlement ongoing	1,142,625	1,142,625	1,142,625	—	—
Financial liabilities at amortized cost	30,509,007	30,266,475	10,794,239	19,472,236	—
Deposits and other demand obligations	5,344,003	5,344,003	5,344,003	—	—
Deposits and other term deposits	12,815,920	12,793,233	—	12,793,233	—
Liabilities for repurchase agreements and securities loans	434,345	434,345	434,345	—	—
Obligations with banks	4,734,426	4,717,948	4,717,948	—	—
Debt instruments issued	6,882,370	6,679,003	—	6,679,003	—
Other financial obligations	297,943	297,943	297,943	—	—
Obligations from lease contracts	90,526	89,924	89,924	—	—
Issued regulatory capital financial instrument	1,235,501	1,370,156	—	1,370,156	—
Total	**32,977,659**	**32,869,180**	**12,026,788**	**20,842,392**	**—**

Measurement at fair value of items on non-recurring basis	As of December 31, 2022				
	Net value	Fair value Estimated	Market value of the asset for identified assets identified (Level 1)	Other inputs Significant observable (Level 2)	Non-observable significant inputs observable (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Cash and bank deposits	3,043,243	3,043,243	3,043,243	—	—
Operations with settlement ongoing	494,994	494,994	494,994	—	—
Financial assets at amortized cost	27,293,682	27,968,341	1,370,835	—	26,597,506
Rights on resale agreements and loans of securities	162,774	162,774	162,774	—	—
Debt financial instruments	1,181,484	1,162,425	1,162,425	—	—
Interbank loans	45,636	45,636	45,636	—	—
Loans and accounts receivable from customers – Commercial	16,005,715	16,252,467	—	—	16,252,467
Loans and accounts receivable from customers – Mortgage	6,993,091	7,009,061	—	—	7,009,061
Loans and accounts receivable from customers – Consumer	2,904,982	3,335,978	—	—	3,335,978
Total	**30,831,919**	**31,506,578**	**4,909,072**	**—**	**26,597,506**
LIABILITIES					
Operations with settlement ongoing	456,957	456,957	456,957	—	—
Financial liabilities at amortized cost	30,244,789	29,788,433	10,979,728	19,143,624	—
Deposits and other demand obligations	5,555,185	5,555,185	5,555,185	—	—
Deposits and other term deposits	12,703,653	12,628,648	—	12,628,648	—
Liabilities for repurchase agreements and securities loans	354,088	354,088	354,088	—	—
Obligations with banks	4,728,323	4,534,418	4,714,722	—	—
Debt instruments issued	6,547,807	6,360,361	—	6,514,976	—
Other financial obligations	355,733	355,733	355,733	—	—
Obligations from lease contracts	94,575	94,575	94,575	—	—
Issued regulatory capital financial instrument	1,263,169	1,417,784	—	1,263,169	—
Total	**32,059,490**	**31,757,749**	**11,531,260**	**20,406,793**	**—**

(1) As of December 31, 2022, the fair value estimated on a non-recurring basis in this item was disclosed in the amount of MCh$1,162,425 and should have been disclosed in the amount of MCh$1,074,771.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 196

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 45 – Maturity According to Remaining Terms of Financial Assets and Liabilities

The main assets grouped by maturity, including interest accrued as of March 31, 2023 and December 31, 2022, are detailed below

	As of March 31, 2023							
	On demand	Up to 1 months	Between 1 and 3 monthss	Between 3 monthss and 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets								
Cash and deposits in banks	2,043,848	—	—	—	—	—	—	2,043,848
Cash items in process of collection	1,070,135	—	—	—	—	—	—	1,070,135
Financial assets to be traded at fair value through profit or loss	—	389,269	207,692	433,716	919,349	633,774	1,444,631	4,028,431
Financial derivative contracts	—	250,674	138,950	414,625	768,895	512,400	1,248,598	3,334,142
Debt financial instruments	—	77,420	68,742	19,091	150,454	121,374	95,927	533,008
Other	—	61,175	—	—	—	—	100,106	161,281
Financial assets not held for trading mandatorily measured at fair value throught profit or loss	—	—	—	221	808	848	47,117	48,994
Financial assets at fair value through other comprehensive income	—	100,805	180,306	1,696,293	2,327,288	187,847	208,658	4,701,197
Debt financial instruments	—	94,415	180,306	1,696,293	2,327,288	187,847	208,658	4,694,807
Other	—	6,390	—	—	—	—	—	6,390
Derivative financial instruments held hedge accounting	—	7,623	46,235	15,146	11,059	15,558	22,371	117,992
Financial assets at amortized cost	1,074,487	1,853,100	3,118,409	5,156,880	5,222,553	3,112,050	7,532,965	27,070,444
Investment under resale agreement	—	55,619	58,529	—	—	—	—	114,148
Debt financial instruments	—	—	99,424	41,621	732,568	240,106	39,992	1,153,711
Interbank loans	—	7,705	479	8,169	351	351	6,654	23,709
Loans and accounts receivable from customers – Commercial	565,093	1,652,528	2,675,273	4,061,607	2,909,994	1,692,283	2,281,609	15,838,387
Loans and accounts receivable from customers – Mortgage	4,532	38,879	76,957	332,185	849,406	808,455	4,935,291	7,045,705
Loans and accounts receivable from customers – Consumer	504,862	98,369	207,747	713,298	730,234	370,855	269,419	2,894,784
Total assets	4,188,470	2,350,797	3,552,642	7,302,256	8,481,057	3,950,077	9,255,742	39,081,041
Liabilities								
Cash in process of being cleared	1,142,625	—	—	—	—	—	—	6,262,232
Financial liabilities to be traded at fair value through profit or loss	—	243,621	104,405	432,936	785,164	457,588	1,107,402	3,131,116
Financial derivative contracts	—	243,621	104,405	432,936	785,164	457,588	1,107,402	3,131,116
Other	—	—	—	—	—	—	—	—
Financial derivative contracts for accounting hedging	—	297	454	43,019	18,299	19,162	31,203	112,434
Financial liabilities at amortized cost	5,644,640	6,172,467	3,415,005	6,585,765	2,956,756	1,682,599	4,051,775	30,509,007
Deposits and other demand obligations	5,344,003	—	—	—	—	—	—	5,344,003
Terms deposits and other term loans	300,637	5,472,966	3,068,297	2,849,600	636,796	106,956	380,668	12,815,920
Obligations under repurchase agreements	—	412,726	21,619	—	—	—	—	434,345
Borrowings from financial institutions	—	214,083	254,728	3,274,244	927,690	9,034	54,647	4,734,426
Debt instruments issued	—	—	59,337	264,614	1,375,350	1,566,609	3,616,460	6,882,370
Other financial obligations	—	72,692	11,024	197,307	16,920	—	—	297,943
Obligations contracts liabilities	—	1,787	3,589	16,282	37,039	21,927	9,902	90,526
Financial instruments of regulatory capital issued	—	—	—	135,684	—	25,617	1,074,200	1,235,501
Total liabilities	6,787,265	6,418,172	3,523,453	7,213,686	3,797,258	2,206,893	6,274,482	36,221,209
Assets (liabilities), net	(2,598,795)	(4,067,375)	29,189	88,570	4,683,799	1,743,184	2,981,260	2,859,832

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 197

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 45 – Maturity According to Remaining Terms of Financial Assets and Liabilities, continued

	As of December 31, 2022							
	On demand	Up to 1 months	Between 1 and 3 monthss	Between 3 monthss and 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets								
Cash and deposits in banks	**3,043,243**	**—**	**—**	**—**	**—**	**—**	**—**	**3,043,243**
Cash items in process of collection	**494,994**	**—**	**—**	**—**	**—**	**—**	**—**	**494,994**
Financial assets to be traded at fair value through profit or loss	—	**264,261**	**304,052**	**491,545**	**877,535**	**599,525**	**1,499,026**	**4,035,944**
Financial derivative contracts	—	194,495	189,086	464,743	769,906	566,391	1,433,171	3,617,792
Debt financial instruments	—	22,168	114,966	26,802	107,629	33,134	65,855	370,554
Other	—	47,598	—	—	—	—	—	47,598
Financial assets not held for trading mandatorily measured at fair value throught profit or loss	—	**—**	**—**	**243**	**943**	**1,053**	**50,967**	**53,206**
Financial assets at fair value through other comprehensive income	—	**214,033**	**35,143**	**2,703,627**	**347,255**	**80,034**	**195,839**	**3,575,931**
Debt financial instruments	—	209,540	35,143	2,703,627	347,255	80,034	195,839	3,571,438
Other	—	4,493	—	—	—	—	—	4,493
Derivative financial instruments held hedge accounting	—	**15,162**	**15,813**	**66,337**	**9,476**	**17,809**	**13,951**	**138,548**
Financial assets at amortized cost	**763,244**	**2,419,484**	**2,694,815**	**5,324,080**	**5,231,792**	**3,206,506**	**7,653,761**	**27,293,682**
Investment under resale agreement	—	150,490	12,284	—	—	—	—	162,774
Debt financial instruments	—	25,657	16,105	127,091	731,179	237,965	43,487	1,181,484
Interbank loans	—	19,947	8,261	17,428	—	—	—	45,636
Loans and accounts receivable from customers - Commercial	254,229	2,096,816	2,378,645	4,160,615	2,939,871	1,767,626	2,407,913	16,005,715
Loans and accounts receivable from customers - Mortgage	4,454	39,060	74,680	327,037	838,428	796,516	4,912,916	6,993,091
Loans and accounts receivable from customers - Consumer	504,561	87,514	204,840	691,909	722,314	404,399	289,445	2,904,982
Total assets	**4,301,481**	**2,912,940**	**3,049,823**	**8,585,832**	**6,467,001**	**3,904,927**	**9,413,544**	**38,635,548**
Liabilities								
Cash in process of being cleared	**456,957**	**—**	**—**	**—**	**—**	**—**	**—**	**6,852,282**
Financial liabilities to be traded at fair value through profit or loss	—	**211,116**	**157,721**	**471,691**	**743,983**	**550,042**	**1,291,588**	**3,426,141**
Financial derivative contracts	—	211,116	157,721	471,691	743,983	550,042	1,291,588	3,426,141
Other	—	—	—	—	—	—	—	—
Financial derivative contracts for accounting hedging	—	**461**	**97,331**	**25,204**	**12,878**	**24,076**	**58,783**	**218,733**
Financial liabilities at amortized cost	**5,870,014**	**5,461,187**	**3,413,136**	**4,812,127**	**5,143,383**	**1,727,297**	**3,817,645**	**30,244,789**
Deposits and other demand obligations	5,555,185	—	—	—	—	—	—	5,555,185
Terms deposits and other term loans	314,829	4,738,021	3,079,014	3,260,930	762,345	164,548	383,966	12,703,653
Obligations under repurchase agreements	—	354,074	14	—	—	—	—	354,088
Borrowings from financial institutions	—	246,742	241,425	1,135,442	2,979,900	37,550	87,264	4,728,323
Debt instruments issued	—	100	(4,470)	326,101	1,354,462	1,525,199	3,346,415	6,547,807
Other financial obligations	—	122,250	97,153	89,654	46,676	—	—	355,733
Obligations contracts liabilities	—	**2,008**	**3,667**	**16,416**	**39,249**	**22,807**	**10,428**	**94,575**
Financial instruments of regulatory capital issued	—	—	**18,754**	**—**	**147,150**	**—**	**1,097,265**	**1,263,169**
Total liabilities	**6,326,971**	**5,674,772**	**3,690,609**	**5,325,438**	**6,086,643**	**2,324,222**	**6,275,709**	**35,704,364**
Assets (liabilities), net	**(2,025,490)**	**(2,761,832)**	**(640,786)**	**3,260,394**	**380,358**	**1,580,705**	**3,137,835**	**2,931,184**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 198

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 46 – Financial and Non Financial Assets and Liabilities by Currency

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the periods ended as of March 31, 2023 and December 31, 2022.

	As of March 31, 2023											
	Local currency			Foreign currency								
	CLP	CLF	Exchange rate readjustment	USD	EUR	GBP	CHF	JPY	CNY	COP	Otras	Total
Financial assets	**15,294,587**	**11,242,019**	**—**	**4,857,856**	**46,586**	**—**	**5**	**6,851**	**7,095**	**4,512,059**	**—**	**35,967,058**
Financial assets to be traded at fair value through profit or loss	2,911,252	202,839	—	508,404	—	—	—	—	—	405,936	—	**4,028,431**
Financial assets not held for trading compulsorily valued at fair value through profit or loss	—	—	—	48,994	—	—	—	—	—	—	—	**48,994**
Financial assets at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	**—**
Financial assets at fair value through other comprehensive income	3,822,099	67,782	—	565,589	—	—	—	—	—	245,727	—	**4,701,197**
Derivative financial instruments held for hedge accounting	72,305	—	—	45,687	—	—	—	—	—	—	—	**117,992**
Financial assets at amortized cost	8,488,931	10,971,398	—	3,689,182	46,586	—	5	6,851	7,095	3,860,396	—	**27,070,444**
Investments under resale agreement	59,724	—	—	—	—	—	—	—	—	54,424	—	**114,148**
Debt financial instruments	466,169	386,541	—	—	—	—	—	—	—	301,001	—	**1,153,711**
Interbank loans	—	—	—	16,005	—	—	—	—	—	7,704	—	**23,709**
Loans and accounts receivable from customers – Commercial	5,748,908	4,139,690	—	3,651,980	46,586	—	5	6,851	7,095	2,237,272	—	**15,838,387**
Loans and accounts receivable from customers – Mortgage	802	6,443,615	—	—	—	—	—	—	—	601,288	—	**7,045,705**
Loans and accounts receivable from customers – Consumer	2,213,328	1,552	—	21,197	—	—	—	—	—	658,707	—	**2,894,784**
Non Financial assets	**2,624,470**	**5,288**	**323**	**1,857,205**	**55,912**	**4,139**	**217**	**33,777**	**19,283**	**298,615**	**1,494**	**4,900,723**
Cash and bank deposits	863,594	—	—	1,028,948	35,885	463	138	33,777	12,351	67,296	1,396	**2,043,848**
Cash in process of collection	473,409	—	—	567,168	16,380	3,676	—	—	5,344	4,090	68	**1,070,135**
Investments in companies	16,880	—	—	5,698	2	—	—	—	—	—	—	**22,580**
Intangible assets	659,951	—	—	283	—	—	—	—	—	28,767	—	**689,001**
Fixed assets	24,462	—	—	625	—	—	—	—	—	12,389	—	**37,476**
Right of use assets under lease agreements	88,056	—	—	5,477	—	—	—	—	—	13,152	—	**106,685**
Current taxes	64,577	—	—	—	—	—	—	—	—	30,130	—	**94,707**
Deferred taxes	238,015	—	—	17,127	—	—	—	—	—	72,616	—	**327,758**
Other assets	187,839	5,288	323	231,771	3,645	—	79	—	1,588	61,183	30	**491,746**
Non-current assets and disposable groups for sale	7,687	—	—	108	—	—	—	—	—	8,992	—	**16,787**
Total assets	**17,919,057**	**11,247,307**	**323**	**6,715,061**	**102,498**	**4,139**	**222**	**40,628**	**26,378**	**4,810,674**	**1,494**	**40,867,781**
Financial liabilities	**17,270,641**	**7,170,187**	**185**	**4,354,343**	**35,883**	**296**	**141**	**39,652**	**7,096**	**4,964,256**	**403**	**33,843,083**
Financial liabilities to be traded at fair value through profit or loss	2,393,716	110,215	—	495,319	—	—	—	—	—	131,866	—	**3,131,116**
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	**—**
Derivative financial instruments held for hedge accounting	89,474	2	—	—	—	—	—	—	—	22,958	—	**112,434**
Financial liabilities at amortized cost	14,786,895	6,989,530	1	3,853,411	35,883	296	141	39,652	7,096	4,795,699	403	**30,509,007**
Deposits and other demand obligations	2,805,416	27,236	—	761,336	14,212	296	141	782	1	1,734,180	403	**5,344,003**
Term deposits and other term loans	7,987,373	1,184,056	1	1,805,681	1	—	—	—	—	1,838,808	—	**12,815,920**
Obligations under repurchase agreements	244,624	—	—	—	—	—	—	—	—	189,721	—	**434,345**
Interbank borrowings	3,007,242	—	—	1,039,779	21,670	—	—	38,870	7,095	619,770	—	**4,734,426**
Debt intruments issued	690,912	5,778,238	—	—	—	—	—	—	—	413,220	—	**6,882,370**
Other financial obligations	51,328	—	—	246,615	—	—	—	—	—	—	—	**297,943**
Lease contracts liabilities	556	70,440	184	5,613	—	—	—	—	—	13,733	—	**90,526**
Non Financial liabilities	**1,373,864**	**1,190,484**	**—**	**921,474**	**26,337**	**280**	**2**	**—**	**6,932**	**140,902**	**30**	**3,660,305**
Cash in process of being cleared	668,247	—	—	442,520	24,614	280	2	—	6,932	—	30	**1,142,625**
Issued regulatory capital financial instrument	—	1,074,200	—	135,792	—	—	—	—	—	25,509	—	**1,235,501**
Provisions for contingencies	58,500	—	—	1,778	—	—	—	—	—	48,348	—	**108,626**
Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity	152,558	—	—	—	—	—	—	—	—	—	—	**152,558**
Special provisions for credit risk	171,811	—	—	23,966	—	—	—	—	—	25,288	—	**221,065**
Current taxes	—	—	—	—	—	—	—	—	—	504	—	**504**
Deferred taxes	—	—	—	—	—	—	—	—	—	—	—	**—**
Other liabilities	322,748	116,284	—	317,418	1,723	—	—	—	—	41,253	—	**799,426**
Liabilities included in disposable groups for sale	—	—	—	—	—	—	—	—	—	—	—	**—**
Total liabilities	**18,644,505**	**8,360,671**	**185**	**5,275,817**	**62,220**	**576**	**143**	**39,652**	**14,028**	**5,105,158**	**433**	**37,503,388**
Assets (liabilities), net	**(725,448)**	**2,886,636**	**138**	**1,439,244**	**40,278**	**3,563**	**79**	**976**	**12,350**	**(294,484)**	**1,061**	**3,364,393**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 | 199

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 46- Financial and Non Financial Assets and Liabilities by Currency, continued

	As of December 31, 2022											
	Local currency			Foreign currency								
	CLP	CLF	Exchange rate readjustment	USD	EUR	GBP	CHF	JPY	CNY	COP	Otras	Total
Financial assets	**13,962,701**	**11,318,067**	**—**	**5,283,853**	**51,346**	**—**	**5**	**—**	**831**	**4,480,508**	**—**	**35,097,311**
Financial assets to be traded at fair value through profit or loss	2,765,643	195,800	—	728,250	—	—	—	—	—	346,251	—	4,035,944
Financial assets not held for trading compulsorily valued at fair value through profit or loss	—	—	—	53,206	—	—	—	—	—	—	—	53,206
Financial assets at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	2,869,506	72,754	—	494,180	—	—	—	—	—	139,491	—	3,575,931
Derivative financial instruments held for hedge accounting	75,651	—	—	62,897	—	—	—	—	—	—	—	138,548
Financial assets at amortized cost	8,251,901	11,049,513	—	3,945,320	51,346	—	5	—	831	3,994,766	—	27,293,682
Investments under resale agreement	63,154	—	—	—	—	—	—	—	—	99,620	—	162,774
Debt financial instruments	470,427	383,948	—	—	—	—	—	—	—	327,109	—	1,181,484
Interbank loans	—	—	—	25,051	—	—	—	—	—	20,585	—	45,636
Loans and accounts receivable from customers – Commercial	5,555,772	4,297,658	—	3,900,519	51,346	—	5	—	831	2,199,584	—	16,005,715
Loans and accounts receivable from customers – Mortgage	810	6,366,143	—	—	—	—	—	—	—	626,138	—	6,993,091
Loans and accounts receivable from customers – Consumer	2,161,738	1,764	—	19,750	—	—	—	—	—	721,730	—	2,904,982
Non Financial assets	**3,048,670**	**4,765**	**314**	**1,912,027**	**45,811**	**1,051**	**291**	**530**	**13,194**	**379,580**	**755**	**5,406,988**
Cash and bank deposits	1,472,359	—	—	1,372,229	35,730	1,051	291	530	11,138	149,163	752	3,043,243
Cash in process of collection	339,559	—	—	148,960	4,414	—	—	—	2,056	5	—	494,994
Investments in companies	16,485	—	—	5,886	3	—	—	—	—	—	—	22,374
Intangible assets	663,991	—	—	230	—	—	—	—	—	29,569	—	693,790
Fixed assets	25,941	—	—	709	—	—	—	—	—	13,407	—	40,057
Right of use assets under lease agreements	89,555	—	—	6,144	—	—	—	—	—	13,979	—	109,678
Current taxes	50,690	—	—	—	—	—	—	—	—	37,663	—	88,353
Deferred taxes	175,669	—	—	19,274	—	—	—	—	—	74,164	—	269,107
Other assets	207,237	4,765	314	358,481	5,664	—	—	—	—	53,219	3	629,683
Non-current assets and disposable groups for sale	7,184	—	—	114	—	—	—	—	—	8,411	—	15,709
Total assets	**17,011,371**	**11,322,832**	**314**	**7,195,880**	**97,157**	**1,051**	**296**	**530**	**14,025**	**4,860,088**	**755**	**40,504,299**
Financial liabilities	**17,040,200**	**7,114,051**	**191**	**4,755,062**	**38,632**	**30**	**131**	**—**	**3,474**	**5,032,411**	**56**	**33,984,238**
Financial liabilities to be traded at fair value through profit or loss	2,422,978	138,312	—	704,894	—	—	—	—	—	159,957	—	3,426,141
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments held for hedge accounting	201,537	—	—	—	—	—	—	—	—	17,196	—	218,733
Financial liabilities at amortized cost	14,415,277	6,902,548	1	4,043,901	38,632	30	131	—	3,474	4,840,739	56	30,244,789
Deposits and other demand obligations	2,819,429	27,427	—	809,882	15,362	30	131	—	2,643	1,880,225	56	5,555,185
Term deposits and other term loans	7,567,423	1,394,752	1	1,982,901	1	—	—	—	—	1,758,575	—	12,703,653
Obligations under repurchase agreements	288,446	—	—	8,119	—	—	—	—	—	57,523	—	354,088
Interbank borrowings	3,007,284	35,085	—	940,440	23,269	—	—	—	831	721,414	—	4,728,323
Debt intruments issued	679,521	5,445,284	—	—	—	—	—	—	—	423,002	—	6,547,807
Other financial obligations	53,174	—	—	302,559	—	—	—	—	—	—	—	355,733
Lease contracts liabilities	408	73,191	190	6,267	—	—	—	—	—	14,519	—	94,575
Non Financial liabilities	**965,096**	**1,190,901**	**—**	**842,373**	**20,213**	**39**	**—**	**4**	**272**	**178,350**	**54**	**3,197,302**
Cash in process of being cleared	136,813	—	—	302,819	16,947	39	—	4	272	9	54	456,957
Issued regulatory capital financial instrument	—	1,070,933	—	147,291	—	—	—	—	—	44,945	—	1,263,169
Provisions for contingencies	82,670	—	—	4,134	—	—	—	—	—	51,743	—	138,547
Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity	130,123	—	—	—	—	—	—	—	—	—	—	130,123
Special provisions for credit risk	172,069	—	—	26,350	—	—	—	—	—	28,652	—	227,071
Current taxes	—	—	—	—	—	—	—	—	—	77	—	77
Deferred taxes	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	443,421	119,968	—	361,779	3,266	—	—	—	—	52,924	—	981,358
Liabilities included in disposable groups for sale	—	—	—	—	—	—	—	—	—	—	—	—
Total liabilities	**18,005,296**	**8,304,952**	**191**	**5,597,435**	**58,845**	**69**	**131**	**4**	**3,746**	**5,210,761**	**110**	**37,181,540**
Assets (liabilities), net	**(993,925)**	**3,017,880**	**123**	**1,598,445**	**38,312**	**982**	**165**	**526**	**10,279**	**(350,673)**	**645**	**3,322,759**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 200

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 201 Note 47 – Management and Risk Report The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, establish adequate limits and controls, monitor risks and comply with limits. Risk management policies and risk management structures are periodically reviewed to reflect changes in the institution’s activities. The Bank, through its rules and procedures, intends to develop an adequate control environment, in which all employees understand their functions and responsibilities. The main activities and policies of the Bank in terms of risk management are described below. (A) Risk Management Structure (i) Board of Directors In the Bank and its Subsidiaries, the Board of Directors plays a prominent role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the FMC. One of its main functions is to ensure the existence of measures that allow senior management to be supervised, evaluated and guided so that their actions are in line with best practices and defined levels of risk appetite. To this end, a governance structure has been created made up of various committees and internal standards. These committees and standards establish behavioral guidelines for the Bank’s employees and help them perform their functions related to risk control and management. (ii) Audit Committee The Audit Committee is responsible for monitoring the control environment and the effectiveness and efficiency of the company’s internal control systems as well as the compliance with regulations and internal standards, including oversight of the internal audit unit. The Audit Committee is also responsible for proposing to the Directors’ Committee a list of external auditors and risk rating agencies for the Bank and subsidiaries. In addition, the Audit Committee shall be responsible for supervising the different aspects that have to do with the maintenance, application and operation of the Bank’s internal controls, and shall be responsible also for closely monitoring compliance with the standards and procedures that govern its practice. It must also have a clear understanding of the risks that the Bank’s business may pose to the institution and their mitigation. To establish a link with the Audit Committee, the Board of Directors will appoint at least two of its members to this Committee. These members must inform the Board of Directors of the situations and facts the Committee is dealing with, thus committing the responsibility of the Bank’s directors, both in self-control policies that are established and practiced by the institution, as well as in the compliance with the legal and regulatory standards to which the Bank is subject. The Audit Committee must reinforce and support both the role of the Bank’s Internal Audit (also called Internal Comptroller in the FMC regulations) and its independence from management, and act as a liaison and coordinator of the tasks between the internal audit and the external auditors, acting as a liaison between the latter and the Bank’s Board of Directors.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 202 Note 47 – Risk Management, continued (iii) Directors’ Committee The purpose of the Directors’ Committee is to make the self-regulation of the Bank and other entities within the scope of its competence stronger, thus making the performance of the Board of Directors more efficient by incorporating greater oversight over the activities carried out by management. It will also be responsible for adopting the necessary resolutions to protect shareholders, especially minority shareholders, examining executive compensation systems and approving related party transactions. In its role as overseer of corporate activity, the Directors’ Committee must inform the market in the event of violations or major corporate events, as well as transactions that the company carries out with parties related to the controlling shareholder or takeovers in any form. (iv) Integral Risk Management Committee The objective of this Committee is to propose, and support the Board of Directors in, the definition of the risk appetite and the general policy framework that allows an adequate alignment with the Bank’s global strategy. Oversee the correct identification, measurement and control of all risks, allocate capital to identified risks and meet regulatory requirements. (v) Assets and Liabilities Committee (ALCO) After the Board of Directors and its specialized committees, the Assets and Liabilities Committee (hereinafter, also “ALCO”) is the highest body involved in the management of the institution’s financial policies. The main objective of the Commission is to follow the financial guidelines established by the Board of Directors. In this regard, it must approve and supervise the financial strategies that guide the Bank in terms of the composition of its assets and liabilities, cash inflows and outflows, and transactions with financial instruments. It must ponder the various alternatives available to make decisions that ensure the highest and most sustainable profitability with financial risk levels compatible with the business, current regulations and internal standards. (vi) Anti-Money Laundering (AML) Committee The main purpose of this Committee is to plan and coordinate the activities of compliance with the policies and procedures for anti-money laundering and prevention of funding of terrorism, to pay attention to the work carried out by the Compliance Officer, in accordance with the applicable regulations in force, as well as to adopt agreements aimed at obtaining improvements to the prevention and control measures proposed by the Compliance Officer.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 203 Note 47 – Management and Risk Report, continued (vii) Senior Operational Risk Committee The purpose of this Committee is to identify, understand and evaluate the risks involved in the Bank’s processes and businesses and to define operational risk management guidelines for the Bank and evaluate the results of the audit and compliance systems. It is also responsible for defining the operational risk management framework and the structure and policies for the identification, measurement, evaluation and monitoring of risk and business continuity. In addition, it reviews the follow-up and adequacy of regulatory commitments and emerging regulations. Evaluate the status of critical processes that are directly related to the Bank’s operational risk, according to the current regulations of the Financial Market Commission, in order to detect and correct the deficiencies that may be affecting the Bank and ensure proper implementation of regulatory changes. The goal is to ensure that critical processes run under a control environment that allows the Bank to operate with stability and consistency, achieving the objectives consisting in confidentiality, integrity and availability of information resources. (viii) Ethics and Compliance Committee The main purpose of this Committee is to define, promote and ensure high standards of professional and personal excellence in the behavior of all Banco Itaú Chile employees, its local subsidiaries, and the representation office in Peru (the “Representation Office”). This Committee must always be guided by corporate principles and values that reflect Banco Itaú Chile´s vision, philosophy and good business practices. The Committee must evaluate, and make decisions on, issues of conduct and ethics in business and operations. Monitor and examine compliance with policies and procedures related to the ethical conduct of the Bank’s employees and suppliers. Also, ensure the application of the Regulatory Compliance Model within the framework of the definitions established by this Committee; pay attention to the work performed by the Compliance Officer and the AML in these matters; and make agreements to obtain improvements to the control measures proposed by the Compliance Officer. The Committee must promote, and may request, information from the international units, through the Compliance & AML Sub-Management, on the matters discussed herein, in order to align the ethical and regulatory standards across the Banco Itaú Chile Group entities. (ix) Senior Capital Management Commission The Senior Capital Management Commission was created to assist the Board of Directors and the Bank’s management in the evaluation and management of market and liquidity risks, earnings, and capital adequacy, in accordance with the economic principles and standards established in local regulations, and in Basel I, II and III as applicable, in order to provide oversight and management of market and liquidity risks, accounting management and capital principles, to review the effectiveness of risk and capital policies and limits, and to review compliance with risk, liquidity and capital policies and procedures in the company.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 204 Note 47 – Management and Risk Report, continued (x) Senior Credit Commission The purpose of this Commission is to resolve the transactions and matters submitted to its knowledge, under the defined limits and procedures, ensuring the application of and compliance with the current credit risk policies defined by Banco Itaú Chile (the “Bank”). (xi) Senior Wholesale Credit Commission The objective of the Senior Wholesale Credit Commission is to monitor the evolution of the Bank’s wholesale portfolios in terms of their risk-return ratio, the adjustment to the risk 204petite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. Analyze the behavior of the wholesale portfolio, delinquency, 204petite credit, industry or economic groups oncentrations and watchlist. Evaluate debt collection management and strategy, 204petite204l structure and market benchmarks. Discuss and propose credit and credit 204petite policies for the wholesale segment. Identify emerging portfolio risks and prioritize mitigation initiatives. (xii) Senior Retail Credit Commission The objective of the Higher Retail Credit Commission is to monitor the evolution of the Bank’s retail portfolio in terms of its risk-return ratio, the adjustment to the risk appetite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. In this regard, the Commission must consider in its analysis the competition, the movements of the most relevant players and the main risks that may affect portfolio management, as well as the projects that have an impact on this matter. (xiii) Model Evaluation Technical Commission The purpose of this Commission is to analyze and propose the credit risk, financial risk and operational risk management models according to the different levels determined by the Models Policy. (xiv) Internal Audit Corporate Management The main function of Internal Audit is to assist the Board of Directors and Senior Management by independently evaluating the maintenance, implementation and proper operation of the Bank’s internal control system, which also involves the oversight of compliance with standards and procedures. (xv) Code of Conduct and Market Information Manual Our clients’ trust is critical to our success. Therefore, all employees and directors must strive to preserve this trust by strictly complying with the General Code of Conduct.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 205 Note 47 – Management and Risk Report, continued (B) Main Risks and Requirements Affecting the Bank and its Subsidiaries: (i) Credit Risk Credit risk is the risk that a client or a counterparty fails to meet its contractual obligations, resulting in a financial loss for the Bank. The Bank’s main income-generating activity is lending to customers, so credit risk is one of the main risks to be managed. Credit risk arises primarily from loans and advances to customers and other banks (including related loan commitments such as loan or credit card facilities), investments in debt securities and derivatives that constitute an asset position. . The Bank takes into account all the elements of exposure to credit risk, such as counterparty default risk, geographic risk and sectoral risk, for the purposes of its management. Credit Risk Management The Bank’s credit commissions are responsible for managing the Bank’s credit risk through: - Ensure that the Bank has appropriate credit risk practices, including an effective internal control system, to systematically determine adequate provisions in accordance with the policies and procedures established by the Bank, IFRS and supervisory guidance relevant. - Identify, assess and measure credit risk across the Bank, from an individual instrument to a portfolio level. - Create credit policies to protect the Bank against identified risks, including the requirement to obtain guarantees from borrowers, perform a solid ongoing credit assessment of borrowers and continuously monitor exposures against internal risk limits. - Limit concentrations of exposure by type of asset, counterparties, sector, credit rating, geographic location, etc. - Establish a solid control framework in relation to the authorization structure for the approval and renewal of lines of credit. - Develop and maintain the Bank’s risk classification to categorize exposures according to the degree of default risk. The degrees of risk are subject to periodic review. - Develop and maintain the Bank’s processes to measure the Expected Credit Loss “ECL”, including credit risk monitoring, the incorporation of prospective information and the method used to measure ECL. - Ensure that the Bank has policies and procedures to properly maintain and validate the models used to assess and measure ECL. - Provide advice, guidance and expertise to business units to promote best practices across the Bank in credit risk management.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 206 Note 47 – Management and Risk Report, continued Credit Quality The following table offers an analysis of the gross amount in arrears in books of loans and advances to customers by maturity: Balances as of March 31, 2023 Less than Between 30 30 days and 89 days More than Total past due due 90 days overdue MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Loans and accounts receivable from customers — Commercial loans 532,132 244,981 413,864 1,190,977 Mortgage loans 163,901 76,426 76,170 316,497 Consumer loans 129,460 94,865 72,877 297,202 Total 825,493 416,272 562,911 1,804,676 Balances as of December 31, 2022 Less than Between 30 30 days and 89 days More than Total past due due 90 days overdue MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Loans and accounts receivable from customers Commercial loans 284,090 133,044 388,894 806,028 Mortgage loans 153,414 66,640 72,371 292,425 Consumer loans 135,619 83,905 64,235 283,759 Total 573,123 283,589 525,500 1,382,212

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 47 – Management and Risk Report, continued

Maximum Exposure to Credit Risk

For financial assets recognized in the Interim Consolidated Statements of Financial Position, exposure to credit risk is equal to their book value. For the financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were called.

The following table shows the Bank's maximum exposure to credit risk per financial asset as of March 31, 2023 and December 31, 2022, for different balance sheet items, including derivatives, without deducting collateral or other credit enhancements received:

	As of March 31, 2023	As of December 31, 2022
	Exposure	Exposure
	MCh$	MCh$
Financial assets to be traded at fair value through profit or loss		
Financial derivative contracts	3,334,142	3,617,792
Debt financial instruments	533,008	370,554
Other financial instruments for trading	161,281	47,598
Financial assets not held for trading compulsorily valued at fair value through profit or loss	48,994	53,206
Financial assets designated at fair value through profit or loss	—	—
Financial assets at fair value through other comprehensive income	4,701,197	3,575,931
Financial derivative contracts and hedge accounting	117,992	138,548
Financial assets measured at amortized cost		
Rights for repurchase agreements and securities loans	114,148	162,774
Debt financial instruments	1,153,711	1,181,484
Interbank loans	23,709	45,636
Loans and accounts receivable from customers – Commercial	16,294,422	16,465,960
Loans and accounts receivable from customers – Mortgage	7,093,332	7,040,103
Loans and accounts receivable from customers – Consumer	3,130,399	3,121,162
Off-Balance Sheet Assets		
Contingent loans		
Guarantees and bonds	510,946	603,177
Letters of credit for merchandise circulation operations	113,869	153,764
Transactions related to contingent events	1,788,227	1,954,387
Available lines of credit	—	—
Other loan commitments	521,076	601,476
Lines of credit of free disposal of immediate cancellation	4,697,513	4,757,552
Debt purchase commitments in local currency abroad	4,023	8,950
Other contingent loans	—	—
Total	44,341,989	43,900,054

The following is a summary of the provisions for loan losses:

	As of March 31, 2023 MCh$	As of December 31, 2022 MCh$
Loans and accounts receivable at amortized cost	(739,278)	(723,437)
Interbank loans	(469)	(805)
Provisions for contingent loan risks	(40,422)	(42,677)
Total provisions	**(780,169)**	**(766,919)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 207

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 47 – Management and Risk Report, continued

The following table shows the concentration of credit risk by sector for financial assets:

	As of March 31, 2023			As of December 31, 2022		
	Maximum gross exposure MCh$	**Maximum net exposure MCh$**	%	**Maximum gross exposure MCh$**	**Maximum net exposure (1) MCh$**	%
Agriculture and Livestock	428,570	416,712	1.62%	473,367	461,226	1.78%
Fruit growing	77,945	76,340	0.29%	83,565	81,649	0.31%
Forestry	39,374	38,392	0.15%	38,178	37,342	0.14%
Fishing	103,359	100,665	0.39%	57,713	55,551	0.22%
Mining	266,916	263,601	1.01%	353,997	350,880	1.33%
Oil and natural gas	102,595	100,823	0.39%	105,066	102,930	0.39%
Product manufacturing industry:	1,952,032	1,907,282	7.36%	1,912,563	1,867,788	7.18%
Food, beverages and tobacco	666,869	648,728	2.51%	577,034	560,815	2.17%
Textile, leather and footwear	74,669	70,525	0.28%	85,467	80,700	0.32%
Wood and furniture	102,800	101,555	0.39%	105,660	104,405	0.40%
Pulp, paper and printing	118,472	115,942	0.45%	87,765	85,106	0.33%
Chemicals and petroleum products	486,350	478,109	1.83%	496,404	486,912	1.86%
Metals, non-metals, machinery, and other	502,872	492,423	1.90%	560,233	549,850	2.10%
Electricity, gas and water	678,603	657,568	2.56%	717,706	694,173	2.70%
Residential construction	1,061,399	1,041,705	4.00%	1,060,622	1,041,264	3.98%
Non-Mortgage construction (office, civil works)	1,141,527	1,121,419	4.30%	1,190,587	1,171,312	4.47%
Wholesale trade	1,498,584	1,449,376	5.65%	1,554,863	1,506,542	5.84%
Retail trade, restaurants and hotels	1,012,892	915,893	3.82%	1,008,663	919,698	3.79%
Transport and storage	987,225	969,069	3.72%	1,069,962	1,052,044	4.02%
Telecommunications	152,489	149,638	0.58%	115,748	112,269	0.43%
Financial services	1,486,963	1,465,491	5.61%	1,531,384	1,508,154	5.75%
Business services	125,178	123,817	0.47%	134,183	132,779	0.50%
Real estate services	2,824,164	2,753,875	10.65%	2,661,018	2,581,747	9.99%
Student loans	548,109	528,671	2.07%	561,323	541,770	2.11%
Public administration, defense and police	65,412	64,834	0.25%	82,047	81,361	0.31%
Social and other community services	1,718,359	1,671,892	6.48%	1,731,222	1,684,639	6.50%
Personal services	22,727	21,324	0.09%	22,183	20,597	0.08%
Subtotal commercial loans	**16,294,422**	**15,838,387**	**61.45%**	**16,465,960**	**16,005,715**	**61.84%**
Mortgage loans	7,093,332	2,894,784	11.80%	7,040,103	6,993,090	11.72%
Consumer loans	3,130,399	7,045,705	26.75%	3,121,162	2,904,982	26.44%
Total	**26,518,153**	**25,778,876**	**100.00%**	**26,627,225**	**25,903,787**	**100.00%**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 208

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 209 Note 47 – Management and Risk Report, continued Guarantees and Other Credit Enhancements In order to mitigate credit risk, guarantees have been established in favor of the Bank, credit enhancements and other actions that mitigate total exposure. The main types of guarantees provided by customers are as follows: For loans to companies, the main guarantees are: For loans to individuals, the main guarantees are: - Agricultural land - Mortgage - Machinery and/or equipment - Parcels or urban land - Ships and maritime aircraft - Vehicles - Buildings for specific purposes under construction - Mining infrastructure - Inventory - Agricultural assets - Industrial assets - Biological assets - Other guarantees The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural properties, agricultural land, ships and aircraft, mining claims and other assets) and pledges (inventory, agricultural assets , industrial assets, plantations and other pledged assets). The procedures used for the valuation of the guarantees are carried out in accordance with the best market practices, which include the use of appraisals in real estate guarantees, market price in stock securities, value of shares in an investment fund, etc. All collateral received must be properly legalized and registered in the corresponding registry. On the other hand, financial derivative operations are guaranteed by guarantee agreements, which are deposited or transferred by a third party in favor of the other, these can be in cash or in financial instruments, and reduce the counter party’s credit risk. Credit limits of debtors related to the property or bank management According to the provisions of article 84 No. 2 of the GBL and chapter 12-4 of the RAN, the Bank must bear in mind that: • The set of credits granted to a group of related persons may not exceed 5% of the effective equity of the bank, this limit increases to 25% if what exceeds 5% corresponds to credits secured by guarantees. In no case may the total of these credits granted by a bank exceed the amount of its effective equity. • These loans shall not be granted under more favorable terms in connection with term, interest rates or guarantees than those granted to third parties in similar transactions.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 210 • The relationship of a person with the Bank occurs when they have direct, indirect or through third party participation in the property of the Bank, participate in the management or it is presumed that there is relationship as long as sufficient background information is not presented to eliminate that presumption. Note 47 – Management and Risk Report, continued It will be understood that the same group of people related to the Bank is made up of all those natural and legal persons that can exert significant and permanent influence on the decisions of the other, there is a presumption that the credits granted to one person will be used for the benefit of another or the founded presumption that people maintain a relationship and form a unit of economic interest. • Subsidiaries, business support companies and associates constitute companies related to a bank. • Guarantees on movable or immovable property, or any other property legitimately susceptible of being received as collateral, constitute valid guarantees. As of March 31, 2023 and December 31, 2022, the credit limit to debtors related to the ownership or management of the Bank according to article 84 No. 2 of the GBL and Chapter 12-4 of the RAN are the following: As of March 31, As of December 31, 2023 2022 MCh$ % MCh$ % Global limit to groups of related people(1) 4,091,738 4,124,830 Use of the global limit for loans granted to groups of people related to the bank 87,725 2.14 89,467 2.17 (1) Corresponds to effective equity ii) Financial Risk • Market Risk Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed: • Currency Risk Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are: • Positions in foreign currency (MX) within the attributions of the Trading Book. • Currency mismatches between the assets and liabilities of the Banking Book. • Currency flow mismatches.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 211 Note 47 – Management and Risk Report, continued • Inflation and Other Indexes Adjustments Risk The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics. • Interest Rate Risk Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value. The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of interest risk concentrations in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re-pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used. • Volatility Risk In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset. • Liquidity Risk Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation. Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables: • The liquidation of positions, when it so decides, to occur without significant losses.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 212 Note 47 – Management and Risk Report, continued • The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates. • The Bank to avoid fines or regulatory penalties for not complying with regulations. Regulatory measurement of adjusted liquidity mismatch The mismatch of consolidated terms at 7, 15, 30 and 90 days, for March 31, 2023 and December 31, 2022 is as follows: As of March 31, 2023 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 4,888,500 6,691,570 8,262,204 10,566,643 Expenses (5,275,495) (6,591,698) (9,020,398) (12,606,787) Income (expenses), net (386,995) 99,872 (758,194) (2,040,144) As of March 31, 2023 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 1,749,656 1,839,343 2,129,867 2,906,382 Expenses (1,522,504) (1,916,314) (2,730,085) (3,710,227) Income (expenses), net 227,152 (76,971) (600,218) (803,845)

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 47 - Management and Risk Report, continued

The contractual maturities (Capital plus interest) as of March 31, 2023 and December 31, 2022, are as follows:

	As of March 31, 2023							
	On demand	Up to 1 months	Between 1 and 3 monthss	More than 3 monthss Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities	**2,060,404**	**7,341,886**	**2,805,999**	**5,861,492**	**3,167,329**	**2,071,741**	**5,977,825**	**29,286,676**
Financial liabilities to be traded at fair value through profit or loss	—	231,766	90,930	421,750	758,073	430,879	1,065,846	**2,999,244**
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	**—**
Financial derivative contracts and hedge accounting	—	—	—	29,364	10,893	18,602	30,617	**89,476**
Financial liabilities at amortized cost	2,060,404	7,105,794	2,709,891	5,384,441	2,346,289	1,606,407	3,825,919	**25,039,145**
Obligations for lease contracts	—	1,718	5,178	15,407	44,680	8,459	9,061	**84,503**
Issued regulatory capital financial instruments	—	2,608	—	10,530	7,394	7,394	1,046,382	**1,074,308**

	As of December 31, 2022							
	On demand	Up to 1 month	Between 1 and 3 months	More than 3 months Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities	**4,527,228**	**5,332,089**	**3,040,217**	**3,762,908**	**5,381,535**	**2,212,292**	**5,895,498**	**30,151,767**
Financial liabilities to be traded at fair value through profit or loss	—	197,070	147,865	457,656	709,797	516,504	1,237,293	**3,266,185**
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	**—**
Financial derivative contracts and hedge accounting	—	—	97,023	18,636	4,260	23,256	58,361	**201,536**
Financial liabilities at amortized cost	4,527,228	5,120,446	2,783,472	3,269,070	4,624,383	1,646,069	3,555,924	**25,526,592**
Obligations for lease contracts	—	1,885	5,111	13,514	35,797	19,165	11,129	**86,601**
Issued regulatory capital financial instruments	—	12,688	6,746	4,032	7,298	7,298	1,032,791	**1,070,853**

The volume of liquid assets as of March 31, 2023 and December 31, 2022, is as follows:

Liquid assets (consolidated balance)	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Level 1	4,324,411	4,089,366
Level 2	—	—
Other	4,604,512	4,632,812
Total	**8,928,923**	**8,722,178**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 213

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 214 Note 47 - Management and Risk Report, continued The composition of the main sources of financing of liquid assets as of March 31, 2023 and December 31, 2022, is as follows: As of March 31, As of December 31, Main sources of individual financing 2023 2022 MCh$ MCh$ Deposits and other obligations on demand 11.52% 11.67% Transactions with Settlement in Progress 3.49% 1.41% Repurchase Agreements and Securities Loans 0.75% 0.89% Deposits and Other Term Collections 34.27% 34.67% Term Savings Accounts 0.00% 0.00% Obligations with Banks 12.80% 12.84% Debt Instruments Issued 23.00% 22.26% Other financial liabilities 14.17% 16.26% Total 100.00% 100.00% As of March 31, As of December 31, Main sources of consolidated financing 2023 2022 MCh$ MCh$ Deposits and other obligations on demand 10.54% 10.94% Transactions with Settlement in Progress 3.38% 1.47% Repurchase Agreements and Securities Loans 0.54% 0.65% Deposits and Other Term Collections 34.56% 34.95% Term Savings Accounts 0.00% 0.00% Obligations with Banks 13.15% 13.20% Debt Instruments Issued 24.04% 23.25% Other financial liabilities 13.79% 15.54% Total 100.00% 100.00% The liquidity coverage ratio as of March 31, 2023 and December 31, 2022, is as follows: As of March 31, As of December 31, Liquidity Coverage Ratio 2023 2022% % NSFR 112,82 114,50 LCR 234,34 219,48

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 215 Note 47 - Management and Risk Report, continued Financial Risk Management Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages: • Financial Risks Identification The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Banco Itaú Chile provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation/ modification of products. • Quantification and Control of Exposure to Financial Risk Once all the risks have been identified, the Financial Risk Management is responsible for the quantification of the financial risk factors and the establishment of limits at different levels, according to the risk defined by the Board of Directors and the applicable regulations. The Financial Risk Management proposes a framework of quantitative and qualitative limits and alerts that are reviewed and approved by the ALCO and the Board of Directors. Additionally, it periodically measures the risk incurred, develops valuation tools and models, performs periodic stress analyses, measures the degree of concentration with interbank counterparties, prepares the manual of policies and procedures, as well as monitoring authorized limits and alerts, which are reviewed at least annually. The metrics, by type of risk, used to quantify exposures are explained below: • Market Risk Metrics and Limits for the Trading and Banking Portfolio The Bank´s measures regulatory exposures in line with the standardized methodologies established by the Central Bank (Chapter III B-2 Standard of measurement and control of market risk for Banks", of the Compendium of Financial Regulations), supplemented by the FMC in Chapter 12-21 of the RAN, which correspond to the methodologies standardized by the Basel Committee to quantify the market risk exposures of the Trading and Banking Books. The regulatory measurements of the trading book allow estimating the potential loss that the Bank could face given the fluctuations according to the shocks defined by the regulator. The regulatory limit corresponds to the sum of these risks (also called Market Risk Exposure “MRE”) and 10% of the Assets Weighted by Credit Risk, a sum that cannot exceed the Bank's Effective Equity in any case.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 216 Note 47 - Management and Risk Report, continued The Bank must permanently observe these limits and report them to the FMC, also reporting monthly on the consolidated risk position, including subsidiaries and branches abroad. Below is the consumption of the regulatory market risk limit, specifically for the Trading Portfolio as of March 31, 2023 and December 31, 2022. Limit Consumer As of March 31, As of December 31, 2023 2022% % Short-term exposure to interest rate risk 15.20 32.62 Long-term exposure to interest rate risk 12.23 6.45 The regulatory risk measurement for the Banking Portfolio is used to estimate the Bank's potential losses due to standardized adverse movements in interest and exchange rates. The standardized regulatory report for the Banking Portfolio is used to estimate the Bank's potential economic losses due to standardized adverse movements in interest rates defined by the FMC. Currently, the short-term exposure limits (STE) to interest rate and indexation risk in the Banking Portfolio must not exceed 35% of the annual operating income (LTM rolling period) and the consumption of long-term limits (LTE) must be less than 20% of the Bank's regulatory capital. The following table details the consumption of the regulatory limit for market risk, considered as the % of limit to be calculated based on the standards indicated above, specifically for the Banking Portfolio as of March 31, 2023 and December 31, 2022. Limit Consumer As of March 31, As of December 31, 2023 2022% % Market risk exposure (MRE) 58,28 58,66 As of March 31, 2023 and December 31, 2022, the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as the capital adequacy ratio weighted by risk, exposure to a single borrower, aggregate exposure, concentration risk, equity-to-asset ratio, provision coverage ratio, among others. Value at Risk (VaR) • Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank's uses a 99% confidence level and a time horizon of 1 day.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 217 Note 47 - Management and Risk Report, continued • Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility. The Board of Directors and senior management define the limits on the Value at Risk, which is monitored on a daily basis. In turn, the measurement is subjected to retrospective tests that allow verifying that the losses actually incurred do not exceed the VaR, more than once every 100 days. The result is monitored daily to test the validity of the assumptions, hypotheses and the adequacy of the parameters and risk factors used in the calculation of the VAR. The Bank calculates the VaR for sub-portfolios and risk factors, which allows it to quickly detect sources of risk. Since the VaR does not take into account stress scenarios, it is complemented with stress tests taking into account prospective, historical and standardized scenarios. Although the VAR is one of the most frequently used models by the local financial industry, and considering that it is a model, as such it has limitations that must be considered: • It does not take into account the expected loss in the event that the return on the portfolio is above the confidence level defined in the VaR. That is, in the case of the Bank it does not reflect what happens in the 1% of the queue. This is mitigated with the stress measures detailed below. • It does not consider intraday results, but only reflects the potential loss given current positions. • It does not take into account the potential changes in the dynamics of the movements of the market variables (that is, the possible changes in the variance and covariance matrix). Sensitivity measures The Bank uses stress tests as a sensitivity analysis tool to control financial risk. This measurement is performed separately for the trading and banking portfolios. The sensitivity is estimated using the DV01 indicator, which corresponds to a measure of sensitivity of the portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. In accordance with IFRS 7, it in presented an estimate of the likely, but reasonable, impact of fluctuations in interest rates, exchange rates and implied volatilities (market factors) that would affect the trading and banking portfolios. The fluctuations in market factors correspond to highly probable scenarios chosen from a set of scenarios agreed on the basis of the opinion of specialists in economics and financial risk and traders. To estimate the sensitivity, the sensitivity (DV01) and the reasonably probable scenarios are multiplied by the market factor.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 218 Note 47 - Management and Risk Report, continued Interest rate scenarios - Chile (basis points - 0.01%) The interest rate shock scenarios on income accounting average +753 basis points in the case of the CLP and CLF factor (both chamber and government index), and -307 basis points for clf chamber, +302 for clf government and -510 for US dollar and other currency factors. In the case of interest rate shock associated with fair value accounting in other comprehensive income, this shock averages +753 basis points in the case of the CLP chamber factor, -307 basis points for CLF chamber and + 441 for the rest of the yields. Interest rate scenarios Colombia (basis points - 0.01%) Interest rate shock scenarios on income accounting and fair value accounting in other comprehensive income average +91 basis points for all yields. Chile exchange rate scenarios As of March 31, 2023, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +16.14% in the Chilean peso-US dollar parity, and -12.25% in the COP-US dollar parity. As of December 31, 2022, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +24.75% in the Chilean peso-US dollar parity, and -7.23% in the COP-US dollar parity. Colombia exchange rate scenarios As of March 31, 2023, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +8.44% in the COP-US dollar parity. As of December 31, 2022, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +5.64% in the COP-US dollar parity.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 219 Note 47 - Management and Risk Report, continued Impact on P&L derived from the sensitivity analysis The following table presents the impact of the movements or reasonably probable scenarios explained above applied to the positions of the Trading Portfolio that affect the P&L (net income from financial operations, net foreign exchange gains/losses and interest margin, as applicable) as of March 31, 2023 and December 31, 2022. As of March 31 As of December 31, Potential impact on P&L 2023 2022 MCh$ MCh$ CLP rate risk (5,034) (12,333) Derivatives (5,034) (12,333) Debt instruments — — CLF rate risk (10,857) (3,648) Derivatives (10,857) (3,648) Debt instruments — — COP rate risk 9,744 12,267 Derivatives 9,744 12,267 Debt instruments — — UVR rate risk 6 8 Derivatives 6 8 Debt instruments — — USD rate risk (25,849) (4,203) Risk rate other currencies (164) (35) Total rate risk (32,154) (7,944) Exchange rate risk (5,014) (1,626) Risk options (4) 3 Total impact (37,172) (9,567)

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 47 - Management and Risk Report, continued

The impact on the margin of reasonably possible movements or scenarios on positions in the Accrual accounting banking book at the end of March 31, 2023 and December 2022 is presented below.

Potential Impact on Accrual Accounting	As of March 31, 2023	As of December 31, 2022
	MCh$	MCh$
Interest rate shock sensitivity impact	280,127	10,488

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Impact on net equity derived from the sensitivity analysis

As well as the effects on profit and loss of positions carried at fair value and at amortized cost, variations in market factors due to reasonably possible movements in interest rates and exchange rates also generate impacts on the equity accounts as a result of the possible variation in the market value of the investment portfolio at fair value/available-for-sale instruments and of the cash flow hedge and net foreign investment portfolios, which are presented in the following table:

Potential impact on FVTOCI	Potential impact on FVTOCI					
	As of March 31, 2023			As of December 31, 2022		
	DV01 (+1 bp)	Impact of interest change intereses		DV01 (+1 bp)	Impact of interest change intereses	
	USD	MUSD	MCh$	USD	MUSD	MCh$
CLP	(307,921)	(314.75)	(248,313)	(82,235)	(12.43)	(10,635)
CLF	172,883	(98.21)	(77,482)	38,676	(9.30)	(7,958)
COP	(56,947)	(6.31)	(4,989)	(25,265)	(4.15)	(4,186)
UVR	(29,108)	(2.27)	(1,794)	(25,947)	(2.53)	(2,553)
USD	(32,225)	(15.29)	(12,040)	(68,562)	(5.94)	(5,032)
Other	—	—	—	—	—	—
Total impact of interest rates	**(253,318)**	**(436.83)**	**(344,618)**	**(163,333)**	**(34.35)**	**(30,364)**

Exchange rate	Impact due to changes in prices			
	As of March 31, 2023		As of December 31, 2022	
	US$	MCh$	US$	MCh$
USD	(20.35)	(16,057)	(31.19)	(26,689)
COP	(62.12)	(49,005)	(36.71)	(31,419)
Total exchange rate risk	**(82.47)**	**(65,062)**	**(67.90)**	**(58,108)**
Total impact	**(519.30)**	**(409,680)**	**(102.25)**	**(88,472)**

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 220

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 221 Note 47 - Management and Risk Report, continued Hedge The Bank uses a variety of hedging strategies and instruments to manage the risks generated in the trading book and bank. In the case where the hedging instrument is subject to an accounting treatment different from the exposure of the underlying object of coverage, the Bank may use the accounting hedge treatment to eliminate the accounting asymmetries that could generate undue volatility in the results and/or Bank assets. The use of accounting hedges is subject to the limits defined by the Board of Directors, to the definitions of the Assets and Liabilities Committee (ALCO) and to the Hedging Policy. The Treasury is responsible for designing and implementing the strategies, the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating effectiveness indicators that are constantly monitored, and the Financial Control Management is responsible for qualifying adequate regulatory compliance. In the case of accounting hedges (For more details on accounting hedge strategies, review Note 12 “Derivative contracts for accounting hedges”). Operational Risk The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputation. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines. The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Control, and the area of AML and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee. Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following: • Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 222 Note 47 - Management and Risk Report, continued • Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions; • Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; • Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control. Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees. Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant. Below are the net losses for the period due to operational risk events as of March 31, 2023 and December 31, 2022: As of March 31, 2023 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 87 — 87 External fraud 2,037 1,061 976 Labor practices and safety in the business 187 43 144 Customers, products and business practices — — — Damage to physical assets 19 — 19 Business interruption and system failures 352 — 352 Execution, delivery and process management 310 24 286 Total 2,992 1,128 1,864 As of December 31, 2022 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 3,402 — 3,402 External fraud 10,108 2,763 7,345 Labor practices and safety in the business 772 64 708 Customers, products and business practices 15 — 15 Damage to physical assets 95 — 95 Business interruption and system failures 296 1 295 Execution, delivery and process management 4,409 289 4,120 Total 19,097 3,117 15,980

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 223 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the periods ended as of March 31, 2023 and as of December 31, 2022, the Bank has fully complied with the capital requirements. In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "GBL"). In order to implement the standards, the Financial Market Commission initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN"). The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2024, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025. Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of assets weighted by market risk" and Chapter 21-8 "Standardized methodology for the computation of assets weighted by operational risk". All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN. Regarding its implementation, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025. In December 2022, the additional capital requirement to which Banco Itaú was subject under the transitory provisions of RAN 12-14 "Application of Article 35 BIS of the General Banking Law (GBL)" was repealed, due to its merger. Within this regulation, the regulatory body had determined that the bank should consider an additional capital of 2.0%. Finally, on March 30, 2022, the Financial Market Commission informed the Bank of the result obtained in its annual review, in order to qualify the quality of a systemic bank at the local level. The Board of the FMC, with the prior favorable agreement of the Central Bank of Chile, determined to maintain Banco Itaú Chile's rating as systemically important, determining in this regard a basic capital requirement on risk-weighted assets of 1%, in addition to the general minimum requirement of the article 66 of the GBL. As indicated in Chapter 21-1 of the RAN and the fifth transitory article of Law No. 21,130, the assigned position must be constituted by 25% no later than December 1, 2022.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 224 Note 48 - Information on regulatory capital and capital adequacy indicators, continued In accordance with the provisions of the General Banking Law (hereinafter the GBL), the Bank must maintain a minimum capital-to-risk weighted assets ratio of 8%, in accordance with the provisions of Article 66 of the GBL. It is also subject to a systemic charge of 0.25% of its risk-weighted assets, in accordance with Article 66 quater of the GBL. In addition to these requirements, it is required to maintain additional basic capital equivalent to 1.25% of their risk-weighted assets, in accordance with Article 66 bis of the GBL, net of required provisions. In addition, it is required to maintain a minimum Basic Capital to Total Consolidated Assets ratio of 3%, net of required provisions. Consequently, the total capital requirement for the Bank is set at 9.50%. In order to comply with these requirements, the Bank has applied the provisions of Chapter 21-1 " Equity for Legal and Regulatory Purposes" of the Updated Compilation of Standards (RAN).

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 48 - Information on regulatory capital and capital adequacy indicators, continued

a) Total assets, risk-weighted assets and components of effective equity are detailed below:

Item No	Note Total assets, risk-weighted assets and components of effective equity according to Basel III -Item Description	Note	Global consolidated As of March 31, 2023	Local consolidated As of March 31, 2023	Global consolidated As of December 31, 2022	Local consolidated As of December 31, 2022
			MCh$	MCh$	MCh$	MCh$
1	Total assets according to the statement of financial position		37,415,648	32,842,020	36,747,959	32,086,351
2	Investment in subsidiaries that are not consolidated	a	—	483,954	—	491,662
3	Assets discounted from regulatory capital, other than item 2	b	797,971	734,432	747,602	691,334
4	Credit Equivalents	c	1,035,957	969,666	1,070,650	1,012,700
5	Contingent loans	d	2,121,933	1,665,610	2,366,109	1,842,824
6	Assets generated by brokering financial instruments	e	30,258	30,258	18,463	18,463
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**		**39,745,309**	**34,228,652**	**39,418,653**	**33,740,416**
8.a	Assets weighted by credit risk, estimated according to the standard methodology (APRC)	f	22,466,459	18,540,413	22,253,482	18,384,049
8.b	Assets weighted by credit risk, estimated according to the internal methodology (APRC	f	—	—	—	—
9	Market Risk-Weighted Assets (MRWA))	g	1,850,387	1,737,047	1,968,720	1,888,122
10	Operational risk weighted assets	h	2,490,391	1,933,467	2,465,791	1,917,714
11.a	**= (8.a/8.b+9+10) Risk-Weighted Assets (RWA)**		**26,807,237**	**22,210,927**	**26,687,993**	**22,189,885**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA)**		**—**	**—**	**—**	**—**
12	Owners' equity		3,361,783	3,361,783	3,320,109	3,320,109
13	Non controlling interest	i	2,610	—	2,650	—
14	Goodwill	j	492,512	492,512	492,512	492,512
15	Excess minority investments	k	—	—	—	—
16	**= (12+13-14-15) Common Equity Tier 1 Capital (CET1)**		**2,871,881**	**2,869,271**	**2,830,247**	**2,827,597**
17	Additional deductions to ordinary capital level 1, other than item 2	l	45,316	35,840	39,551	31,591
18	**= (16-17-2) Common Equity Tier 1 (CET1)**		**2,826,565**	**2,349,477**	**2,790,696**	**2,304,344**
19	Voluntary provisions (additional) imputed as additional capital level 1 (AT1)	m	—	—	—	—
20	Subordinated bonds imputed as additional capital level 1 (AT1)	m	134,036	111,055	133,440	110,949
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—	—	—
22	Bonds without a fixed term of maturity imputed to additional capital level 1 (AT1)		—	—	—	—
23	Discounts applied to AT1	l	—	—	—	—
24	**= (19+20+21+22-23) Additional tier 1 capital (AT1)**		**134,036**	**111,055**	**133,440**	**110,949**
25	**= (18+24) Capital level 1**		**2,960,601**	**2,460,532**	**2,924,136**	**2,415,293**
26	Voluntary provisions (additional) imputed as capital level 2 (T2)	n	172,529	152,379	175,501	152,379
27	Subordinated bonds imputed as capital level 2 (T2)	n	958,608	963,146	987,265	959,544
28	**= (26+27) Capital level equivalent 2 (T2)**		**1,131,137**	**1,115,525**	**1,162,766**	**1,111,923**
29	Discounts applied to T2	l	—	—	—	—
30	**= (28-29) Capital level 2 (T2)**		**1,131,137**	**1,115,525**	**1,162,766**	**1,111,923**
31	**= (25+30) Effective equity**	p	**4,091,738**	**3,576,057**	**4,086,902**	**3,527,216**
32	**Additional basic capital required for the constitution of the conservation buffer**	q	**335,090**	**277,637**	**333,600**	**277,374**
33	**Additional basic capital required to set up the countercyclical buffer**	r	**—**	**—**	**—**	**—**
34	**Additional basic capital required for banks qualified as systemic**	s	**67,018**	**55,527**	**66,720**	**55,475**
35	**Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2**		**—**	**—**	**—**	**—**

a) Corresponds to the value of the investment in subsidiaries that are not consolidated, Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1.

b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No, 3 of Chapter 21-30 of the RAN, Item No Note Total assets, risk-weighted assets and components of effective equity according to Basel III-tem Description.

c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No, 3 of Chapter 21-30 of the RAN.

d) Corresponds to the contingent exposures as established in paragraph c) of title No, 3 of Chapter 21-30 of the RAN.

e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No, 3 of Chapter 21-30 of the RAN.

f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21-6, If the bank is not authorized to apply internal methodologies, it must report field 8,b with zero and add 8,a in field 11,a, If it has the authorization, it must add 8.b in 11.a.

g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-7 of the RAN.

h) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-8 of the RAN.

i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity.

j) Assets corresponding to goodwill.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 225

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 226 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators, continued k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity. l) In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN, Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row, In the case of AT1, discounts are applied directly if any. m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN. n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21-1 of the RAN. o) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data. p) Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN. q) Corresponds to the additional core capital (CET1) for the constitution of countercyclical buffer, as established in Chapter 21-12 of the RAN. r) Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN. s) Corresponds to the additional capital for the evaluation of the adequacy of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN. t) Corresponds to balance sheet assets minus the amount of financial derivative contracts.

Banco Itaú Chile and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022

Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators, continued

b) Below are the solvency indicators and regulatory compliance indicators according to Basel III (in % with two decimals).

Item No	Item Description	Note	Global consolidated	Local consolidated (i)	Global consolidated	Local consolidated (i)
			As of March 31, 2023		As of December 31, 2022	
			%	%	%	%
1	**Leverage Indicator (T1_I18/T1_I7)**		**7,11**	**6,86**	**7,08**	**6,83**
1.a	Leverage indicator that the bank must meet, considering the minimum requirements	a	3,00	3,00	3,00	3,00
2	**Basic capital indicator (T1_I18/T1_I11.b)**		**10,54**	**10,58**	**10,46**	**10,38**
2.a	Indicator of basic capital that the bank must meet, considering the minimum requirements	a	4,75	4,75	4,75	4,75
2.b	Capital buffer shortfall	b	—	—	—	—
3	**Tier 1 capital indicator (T1_I25/T1_I11.b)**		**11,04**	**11,08**	**10,96**	**10,88**
3.a	Indicator of capital level 1 that the bank must meet, considering the minimum requirements	a	6,00	6,00	6,00	6,00
4	**Effective equity indicator (T1_I31/T1_I11.b)**		**15,26**	**16,10**	**15,31**	**15,90**
4.a	Effective equity indicator that the bank must meet, considering the minimum requirements	a	8,25	8,25	8,25	8,25
4.b	Indicator of effective equity that the bank must comply with, considering the charge for articles 35 bis, if applicable	c	8,25	8,25	8,25	8,25
4.c	Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	9,50	9,50	9,50	9,50
5	**Solvency rating**	d	A	A	A	A
	Regulatory compliance indicators for solvency					
6	**Voluntary provisions (additional) imputed in tier 2 capital (T2) in relation to APRC (T1_I26/(T1_I8.a or 8.b))**	e	**0,77**	**0,82**	**0,79**	**0,83**
7	**Subordinated bonds imputed in capital level 2 (T2) in relation to basic capital**	f	**33,91**	**40,99**	**35,38**	**41,64**
8	**Tier 1 additional capital (AT1) in relation to basic capital (T1_I24/T1_I18)**	g	**4,74**	**4,73**	**4,78**	**4,81**
9	**Voluntary provisions (additional) and subordinated bonds that are charged to additional tier 1 capital (AT1) in relation to RWAs ((T1_I19+T1_I20)/(T1_I11.b)**	h	**0,50**	**0,50**	**0,50**	**0,50**

a) In the case of leverage, the minimum level is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN, In the case of basic capital, the bank must consider a limit of 4,5% of risk-weighted assets (RWA), In addition, and if applicable, the bank must add the current systemic charge according to the transitory provisions and the Pillar 2 requirement that was defined at this level of capital, In the case of new banks that have not paid 400,000 UF in paid capital, they must add 2% to their minimum requirement in accordance with article 51 of the GBL, This value decreases to 1% if the capital paid is above 600,000 UF but less than 800,000 UF, In the case of Tier 1 capital, the bank must consider a value of 6% as a minimum requirement and the Pillar 2 charge that has been defined at this level of capital, Finally, at the effective equity level, the bank must consider 8% of the RWA as a minimum requirement, Additional charges must be added to said value for Pillar 2, systemic bank and those indicated in article 51 of the GBL for new banks

b) The capital buffer deficit must be estimated in accordance with the provisions of Chapter 21-12 of the RAN, This value defines the restriction on the distribution of dividends if it were positive, according to the provisions of the Chapter mentioned above, In the case of effective equity, the value of the current conservation and countercyclical buffer must be added according to transitory provisions at the date of the report, the value defined in note a), even when there is a requirement by article 35 bis of the GBL,

c) If the bank had a current effective equity requirement by article 35 bis of the GBL, it must report its value in this cell in accordance with the transitory provisions,

d) (Corresponds to the solvency classification as established in Article 61 of the General Banking Law,

e) Limit of 1,25%, if the bank uses standard methodologies (field T1_8,a), or 0,625% if the bank uses internal methodologies (field T1_8 8,b), in the estimate of the APRC,

f) Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1, instruments according to Chapter 21-1 of the RAN,

g) Additional tier 1 capital (AT1) cannot exceed 1/3 of ordinary tier 1 capital (CET1),

h) The additional provisions and subordinated bonds imputed to AT1 cannot exceed 1,0% of the RWAs as of December 1, 2021, This value will decrease by 0,5% annually in accordance with the transitory provisions of Chapter 21-2 of the RAN,

In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data.

Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 227

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 228 Note 49 - Subsequent Events Information of interest on business name change On April 10, 2023, the Bank informed that by Resolution No.2.215, issued on March 28, 2023 by the Financial Market Commission, approved the amendment of the bylaws of Itaú Corpbanca (the "Bank"), agreed at the extraordinary shareholders’ meeting held on January 19, 2023, whereby, among other matters, it was agreed to change the business name of the Bank to "Banco Itaú Chile", and in turn modify and/or expand its fantasy names to "Itaú", "Itaú Chile" and "Banco Itaú". The certificate evidencing this resolution was registered with the Trade Registry of Santiago on April 3, 2023 and published in the Official Gazette on April 6, 2023. Accordingly, the process of modifying the Bank's bylaws with respect to its change of business name has been completed, taking effect as of the date of the aforementioned resolution, i.e., March 28, 2023. Agreements of the Ordinary Shareholders’ Meeting 2023 On April 20, 2023, Banco Itaú Chile informed by means of an essential event that the following resolutions, among others, were adopted at the Bank’s Ordinary Shareholders' Meeting held on April 20, 2023: 1. The Board of Directors was completely renewed and the following seven (7) Regular Directors and one (1) Alternate Director were elected, in accordance with Banco Itaú Chile's bylaws: Directors: − Diego Fresco Gutiérrez − Matias Granata − Milton Maluhy Filho − Pedro Paulo Giubbina Lorenzini − Pedro Samhan Escándar − Ricardo Villela Marino − Luis Octavio Bofill Genzsch Deputy Directors: − Rogerio Carvalho Braga It is hereby noted that the directors Mr. Pedro Samhan Escándar and Mr. Luis Octavio Bofill Genzsch were appointed as independent directors, in accordance with the provisions of Article 50 bis of Law No.18.046 on Shareholders’ Corporations. 2. It was approved to distribute 30% of the profits for the year 2022, which corresponds to Ch$130,123,237,338, as a dividend to the shareholders, among the total of 973,517,871,202 subscribed and fully paid shares of the Bank and which, therefore, corresponds to a dividend of Ch$0.1336629158920 per share. In addition, the Board approved that the remaining 70% of the profits be retained. Dividends will be available to shareholders from April 25, 2023. Therefore, shareholders they were registered in the Shareholders’ Register at midnight on April 19, 2023, i.e., those who are registered in the Shareholders’ Register 5 business days prior to the payment date, will be entitled to receive dividends.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2023 and December 31, 2022 and for the three months periods ended as of March 31, 2023 and 2022 Banco Itaú Chile and subsidiaries– Interim Consolidated Financial Statements– March 31, 2023 229 Note 49 - Subsequent Events, continued Other Between April 1, 2023 and the date of issuance of these Interim Consolidated Financial Statements, no subsequent events have occurred that could significantly affect their interpretation. Roxana Zamorano Gabriel Moura Financial Control Manager Chief Accounting Officer